                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-24911

PROSPECTUS

[LOGO]                         1,300,000 SHARES

                              G & L REALTY CORP.

                  10.25% SERIES A CUMULATIVE PREFERRED STOCK
                    (LIQUIDATION PREFERENCE $25 PER SHARE)

  Dividends on the 10.25% Series A Cumulative Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of G & L Realty Corp. (the "Company") are cumulative from the date of original issue and are payable monthly, commencing on June 15, 1997, to shareholders of record on the first day of each month at the rate of 10.25% per annum of the $25 liquidation preference (the "Liquidation Preference") per share (equivalent to a fixed annual amount of $2.5625 per share). See "Description of Series A Preferred Stock--Dividends."

  Except in certain circumstances relating to preservation of the Company's qualification as a real estate investment trust (a "REIT"), the Series A Preferred Stock is not redeemable prior to June 1, 2001. On and after that date, the Company may redeem Series A Preferred Stock for cash in whole, or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends thereon, if any, up to the redemption date. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other security of the Company. See "Description of Series A Preferred Stock--Maturity" and "--Redemption."

  In order to ensure that the Company satisfies certain requirements for qualification as a REIT under the Internal Revenue Code of 1986, as amended
(the "Code"), shares of Series A Preferred Stock shall be subject to restrictions on transferability to ensure that no holder owns or is deemed to own more than 9.8% in number of shares or value, whichever is more restrictive (the "Ownership Limit"), of the Company's outstanding capital stock. Any transfer or other event that would result in ownership of the Company's capital stock in excess of the Ownership Limit is void ab initio, and in certain events the shares subject to the transfer or other event will be converted into "Excess Stock" pursuant to the Company's Articles of Amendment and Restatement of the Charter ("Articles of Incorporation"). Excess Stock will be subject to a right of repurchase by the Company and to other terms that may result in the person who attempted to acquire capital stock in excess of the Ownership Limit receiving less than the fair market value for such capital stock. See "Description of Series A Preferred Stock--Restrictions on Ownership and Transfer."

  All of the shares of Series A Preferred Stock to be sold in this Offering (the "Offering") are being offered by the Company. The Series A Preferred Stock has been approved for listing on the New York Stock Exchange ("NYSE") under the symbol "GLR PrA" subject to official notice of issuance. Trading of the Series A Preferred Stock is expected to commence within a thirty-day period after the initial delivery of the Series A Preferred Stock. See "Underwriting."

  THE SERIES A PREFERRED STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREIN.

                             ---------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.   ANY REPRESENTATION TO THE
    CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                             PRICE TO   UNDERWRITING PROCEEDS TO
                                              PUBLIC    DISCOUNT(1)  COMPANY(2)
--------------------------------------------------------------------------------
Per Share.................................    $25.00       $1.00       $24.00
--------------------------------------------------------------------------------
Total(3)..................................  $32,500,000  $1,300,000  $31,200,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $450,000.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 195,000 shares of Series A Preferred Stock to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $37,375,000, $1,495,000 and $35,880,000, respectively. See "Underwriting."

                               -----------

  The shares of Series A Preferred Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Series A Preferred Stock will be made on or about May 13, 1997 against payment therefor in immediately available funds.

                               -----------

SUTRO & CO. INCORPORATED                                     MCDONALD & COMPANY
                                                             SECURITIES, INC.

                  THE DATE OF THIS PROSPECTUS IS MAY 8, 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................    8
Use of Proceeds...........................................................   14
Capitalization............................................................   14
Selected Consolidated Financial and Operating Data........................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
The Company...............................................................   24
Organizational Structure..................................................   29
Business and Properties...................................................   30
Policies with Respect to Certain Activities...............................   45
Price Range of Common Stock and Distributions.............................   48
Management................................................................   49
Principal Stockholders of the Company.....................................   54
Formation Transactions....................................................   56
The Partnership Agreement.................................................   56
Certain Transactions......................................................   58
Description of Series A Preferred Stock...................................   59
Federal Income Tax Considerations.........................................   68
Employee Plans and Individual Retirement Accounts.........................   79
Underwriting..............................................................   81
Experts...................................................................   82
Legal Matters.............................................................   82
Available Information.....................................................   82
Glossary..................................................................   83
Index to Financial Statements.............................................  F-1


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE SERIES A PREFERRED STOCK INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. The information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. All references to the "Company" include the business and properties of G&L Realty Partnership, L.P. (the "Operating Partnership") and other related entities directly or indirectly controlled by the Company. Information contained in this Prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other comparable terminology. Certain other factors noted under the heading "Risk Factors" and throughout this Prospectus constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause the Company's actual results to differ materially from those contained in any such forward-looking statements. Certain capitalized terms used throughout this Prospectus are defined in the "Glossary."

                                  THE COMPANY

  The Company is a self-administered and self-managed REIT that finances, acquires, develops, manages and leases health care properties. The Company's business currently consists of investments, either directly or through joint ventures, in health care properties (primarily through its Medical Office Building Division) and in debt obligations secured by health care properties (primarily through its Senior Care Division).

 Medical Office Building Division

  The Medical Office Building ("MOB") Division's business strategy is to acquire, develop, manage and lease a portfolio of medical office buildings and related health care facilities, parking facilities and retail space. The Company's MOB Division currently seeks growth opportunities nationwide in major population centers through acquisition or development of additional medical office properties directly or through strategic joint ventures. The MOB Division's portfolio currently consists of approximately 725,000 rentable square feet located in Southern California. The Company directly owns 15 properties exclusive of vacant land (the "Properties"), including 13 high quality medical office buildings, an adjacent parking facility and one hospital. Several of the Properties include retail space on the ground level. As of February 1, 1997, the Properties were approximately 80.8% leased to over 280 tenants. In June 1996, the Company acquired Tustin Medical Plaza in Tustin, California. Tustin Medical Plaza includes two medical office buildings, a parcel of vacant land and a hospital (the "Tustin Properties") which was vacant when purchased. Leases for the Tustin Hospital are currently being negotiated. As of February 1, 1997, the Company's Properties, excluding Tustin Hospital, had an occupancy rate of approximately 93.8%.

  The Company recently entered into an operating agreement with PHP Healthcare Corporation, a NYSE listed company ("PHP"), forming a new joint venture named GL/PHP, LLC, a Delaware limited liability company, (the "PHP Joint Venture"). The Company holds an 80.5% interest in the unconsolidated joint venture, which owns six primary health care facilities located in New Jersey consisting of approximately 80,000 aggregate rentable square feet. Until May 31, 1997, PHP has an option to purchase the Company's interest in the PHP Joint Venture. See "Business and Properties--Description of the Properties and Tenants" and "Certain Transactions."

 Senior Care Division

  The Senior Care Division's business strategy is to originate short term loans (typically 6-24 months) secured by senior care facilities throughout the United States. Since its inception in June 1995, the Senior Care Division has made seven loans totaling $26.9 million, four of which have been repaid through the issuance of revenue bonds. As of February 1, 1997, the Senior Care Division had three loans aggregating $12.5 million outstanding. In October 1995, the Company invested $19.9 million to acquire outstanding Series A and Series B bonds with an aggregate face value of $26.0 million issued by the Massachusetts Industrial Finance Agency and secured by three nursing homes in Massachusetts. In March 1997 the Company sold these bonds. These loans and bonds generate cash flow from principal and interest payments received from outstanding loans. The Company may receive future revenues in the form of subordinated notes in lieu of interest or loan fees.

  In November 1996, the Company expanded its activities in the Senior Care Division by entering into an unconsolidated operating venture with Nomura Asset Capital Corporation ("Nomura"), named GLN Capital Co., LLC, a Delaware limited liability company (the "GLN Venture"), having an anticipated maximum leveraged investment capacity for short term loans of $200.0 million. GMAC Commercial Mortgage ("GMAC-CM") has previously funded four loans with the Company and has committed to provide a credit line to the GLN Venture of up to $50.0 million, which will be secured by loans originated by the GLN Venture.

  The Company's Senior Care Division currently seeks growth opportunities nationwide through short term financing and participating loans to facilitate the purchase of senior care facilities. Sellers of senior care facilities generally fall into one of two categories: (a) small independent operators who are struggling to maintain operating margins in a consolidating industry and
(b) large owner-operators seeking to divest themselves of real estate operations and concentrate on facility management and ancillary services. The Company believes that the extensive operating requirements and budgetary constraints of Federal, state and local governments have caused competitive pressures that particularly impact small operators and which in turn are causing a consolidation of the senior care industry. Large operators have also been affected by the consolidation of the senior care industry and often seek to sell their senior care facilities while retaining management service contracts, providing these large operators with ongoing revenues in connection with their management services.

  Nonprofit entities are particularly attracted to investments in senior care facilities because of their unique ability to finance acquisitions through the issuance of tax-exempt bonds, providing nonprofit entities with a relatively lower cost of capital as compared to for-profit purchasers. In addition, in certain states health care facilities owned by nonprofit entities are exempt from taxes on real property.

 General

  Daniel M. Gottlieb and Steven D. Lebowitz, the two senior officers and founders of the Company, have over 40 years of combined experience in acquiring, developing, managing and leasing medical office properties. Messrs. Gottlieb and Lebowitz own, in the aggregate, approximately 22.8% of the equity of the Company, inclusive of their interests ("Units") in the Operating Partnership, of which the Company is sole general partner and in which it has an 89% partnership interest. See "Principal Stockholders of the Company." Substantially all of the Company's assets are held by, and operations are conducted through, the Operating Partnership or other entities created for financing purposes.

  The Company's executive offices are located at 439 North Bedford Drive, Beverly Hills, California 90210, and its telephone number is (310) 273-9930. The Company is a Maryland corporation that was incorporated on September 15, 1993.

                              RECENT DEVELOPMENTS

  In February 1997, the Company formed the PHP Joint Venture which purchased six primary health care facilities located throughout New Jersey consisting of approximately 80,000 aggregate square feet for $22.4 million. The Company funded its 80.5% equity contribution to the PHP Joint Venture with a loan provided by the GLN Venture and secured by the Company's interest in the PHP Joint Venture. The Company does not hold the requisite level of control and therefore does not consolidate the PHP Joint Venture in its financial statements. Until May 31, 1997, PHP has an option to purchase the Company's interest in the PHP Joint Venture. PHP has leased the properties from the PHP Joint Venture for 25 years and has a three year contract as a preferred provider to Blue Cross/Blue Shield of New Jersey. Charles P. Reilly, a director of the Company and Chairman of the Compensation Committee of the Board of Directors of the Company, is Chairman of the Board of Directors of PHP. See "Certain Transactions."

  In February 1997, the Company funded its first senior care loan through the GLN Venture, a $6.4 million participating loan to CoreCare Behavioral Management. The loan has a term of 18 months and is secured by a first deed of trust on the Institute of Pennsylvania Hospital in Philadelphia, Pennsylvania, which CoreCare acquired in connection with the loan by the GLN Venture.

  In March 1997, the Company sold Series A and B bonds issued by the Massachusetts Industrial Finance Agency to the GLN Venture for $7.7 million and assigned $14 million of indebtedness owed to GMAC-CM. The bonds, which were purchased for $19.9 million in October 1995, had an outstanding balance of $27.7 million, including principal and accrued, unpaid interest, at the time of sale.

  On April 28, 1997 the Company announced preliminary results for the quarter ended March 31, 1997. For the quarter ended March 31, 1997, the Company recorded total revenue of approximately $6.7 million, net income of approximately $1.1 million and funds from operations of approximately $2.0 million. For a discussion of funds from operations as a measure of the Company's performance, see "Selected Consolidated Financial and Operating Data."

                                  THE OFFERING

 Securities Offered...............  1,300,000 shares of 10.25% Series A
                                    Cumulative Preferred Stock (1,495,000
                                    shares if the Underwriters' over-allotment
                                    option is exercised in full). The Series A
                                    Preferred Stock has been approved for
                                    listing on the NYSE under the symbol "GLR
                                    PrA" subject to official notice of
                                    issuance.
 Maturity.........................  The Series A Preferred Stock has no stated
                                    maturity and will not be subject to any
                                    sinking fund or mandatory redemption.
 Use of Proceeds..................  The net proceeds from the sale of the
                                    Series A Preferred Stock, approximately
                                    $30.8 million, will be used to repay
                                    indebtedness of the Company.
 Ranking..........................  With respect to the payment of dividends and amounts upon liquidation, the Series A
                                    Preferred Stock will rank senior to the
                                    Common Stock of the Company, par value $.01
                                    per share (the "Common Stock"), which is
                                    the only capital stock of the Company
                                    currently outstanding, on a parity with all
                                    future issuances of capital stock the terms
                                    of which specifically provide that such
                                    stock ranks on a parity with the Series A
                                    Preferred Stock with respect to the payment
                                    of dividends and amounts upon liquidation,
                                    and junior to all existing and future
                                    indebtedness of the Company.
 Dividends........................  Dividends on the Series A Preferred Stock
                                    are cumulative from the date of original
                                    issue and are payable monthly on or before
                                    the 15th day of each month commencing on
                                    June 15, 1997, to shareholders of record on
                                    the first day of such month, at the rate of
                                    10.25% per annum of the original stated
                                    Liquidation Preference of $25 per share.
 Liquidation Preference...........  The original stated Liquidation Preference is equal to $25 per share. Upon a
                                    liquidation of the Company, holders of
                                    Series A Preferred Stock are also entitled
                                    to receive accrued and unpaid dividends
                                    (whether or not declared).

 Redemption.......................  Except in certain circumstances relating to preservation of the Company's status as a
                                    REIT, the Series A Preferred Stock is not
                                    redeemable prior to June 1, 2001. On and
                                    after such date, the Series A Preferred
                                    Stock will be redeemable for cash at the
                                    option of the Company, in whole or in part,
                                    at a redemption price of $25 per share,
                                    plus dividends accrued and unpaid to the
                                    redemption date (whether or not declared)
                                    without interest.
 Voting Rights....................  Holders of Series A Preferred Stock
                                    generally will have no voting rights.
                                    However, whenever dividends on any shares
                                    of Series A Preferred Stock are in arrears
                                    for 18 or more months, the holders of such
                                    shares (voting separately as a class with
                                    all other series of parity preferred stock
                                    upon which like voting rights have been
                                    conferred and are exercisable) will be
                                    entitled to vote for the election of two
                                    directors of the Company until all
                                    dividends accumulated on such shares of
                                    Series A Preferred Stock have been fully
                                    paid or declared and a sum sufficient for
                                    the payment thereof set aside for payment.
                                    In addition, certain changes to the terms
                                    of the Series A Preferred Stock that would
                                    be materially adverse to the rights of
                                    holders of the Series A Preferred Stock
                                    cannot be made without the affirmative vote
                                    of holders of at least two-thirds of the
                                    outstanding shares of Series A Preferred
                                    Stock.
 Conversion.......................  The Series A Preferred Stock is not
                                    convertible into or exchangeable for any
                                    other property or securities of the
                                    Company.

                                  RISK FACTORS

  An investment in the Series A Preferred Stock involves various risks, and investors should carefully consider the matters discussed under "Risk Factors." Some of the significant risks include:

  . a decline in the economy in Southern California, where all of the Properties directly owned by the Company are located, and a corresponding reduction in the value of the Properties and the ability of tenants to make lease payments;

  . risks associated with lending to senior care facilities, including the risk that a borrower will be unable to obtain permanent financing or that a borrower's residents will be unable to pay for services;

  . risks associated with the burdens of compliance with health care regulations and restrictions on the Company's tenants and the effect of these burdens on the tenants' and borrowers' ability to make lease payments;

  . general real estate investment risks such as the effect of economic and other conditions on real estate values, the ability of tenants to make lease payments and the need to renovate, maintain and relet space and pay the cost thereof;

  . taxation of the Company as a regular corporation if it fails to qualify as a REIT, and the resulting decrease in the funds available to pay dividends;

  . the potential liability of the Company for unknown or future environmental liabilities;

  . potential conflicts of interest between the Company and its principal executive officers, Messrs. Gottlieb and Lebowitz; and

  . potential losses that are not insured, not insurable or not economically insurable, such as losses from seismic activity.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth summary consolidated financial information for the Company and its predecessor. Data presented as of December 31, 1996, 1995, 1994 and 1993 and for each of the years ended December 31, 1996, 1995 and 1994 is for the Company. Data presented for the year ended December 31, 1993 includes data for the six Properties located in Beverly Hills (the "G&L Development Properties") for January 1, 1993 through December 16, 1993 and for the Company for December 16, 1993 through December 31, 1993. Data presented as of December 31, 1992 and for the year ended December 31, 1992 is for the G&L Development Properties. For comparison purposes only, the G&L Development Properties are considered the predecessor entity to the Company. The unaudited pro forma data reflects the completion of the Offering as if it had occurred on January 1, 1996, with the net proceeds being utilized to pay down borrowings bearing interest at rates from 7% to 9 3/4%. See "Use of Proceeds." The pro forma data is not necessarily indicative of what the actual data would have been as of the date or for the period indicated, nor does it purport to represent or project the data for future periods. The following information should be read in conjunction with all of the financial statements and notes thereto included in this Prospectus. This data also should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The summary consolidated financial information as of December 31, 1996, 1995, 1994, 1993 and 1992 and for each of the years ended December 31, 1996, 1995, 1994, 1993 and 1992 have been derived from audited financial statements.

                                           YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                    1996     1995     1994     1993     1992
                                   -------  -------  -------  -------  -------
                                       (IN THOUSANDS, EXCEPT PER SHARE
                                                  AMOUNTS)
OPERATING DATA:
---------------
Revenue:
  Rental.......................... $15,796  $16,801  $14,740  $10,170  $ 9,620
  Tenant reimbursements...........     728      732      587      465      426
  Parking.........................   1,251    1,388    1,196    1,029    1,026
  Interest, loan fees and other...   6,712    1,835      113       58      --
  Other...........................     549      652      650       77       93
                                   -------  -------  -------  -------  -------
    Total revenues................  25,036   21,408   17,286   11,799   11,165
Expenses:
  Property operations.............   5,696    5,199    4,317    3,084    3,488
  Earthquake costs
   (reimbursements)...............     --      (133)     635      --       --
  Depreciation and amortization...   3,276    4,047    3,697    2,503    2,464
  Interest........................   8,819    6,372    3,625    5,050    6,263
  General and administrative......   1,787    1,640    1,298       43      --
  Loss on disposition of real
   estate.........................   4,874      --       --       --       --
                                   -------  -------  -------  -------  -------
    Total expenses................  24,452   17,125   13,572   10,680   12,215
                                   -------  -------  -------  -------  -------
  Income from operations before
   minority interests and
   extraordinary gains (losses)...     584    4,283    3,714    1,119   (1,050)
  Minority interest in
   consolidated partnership.......    (129)    (131)    (167)    (211)    (247)
  Minority interest in Operating
   Partnership....................     (65)    (418)    (353)     (18)     --
                                   -------  -------  -------  -------  -------
  Income before extraordinary
   gains (losses).................     390    3,734    3,194      890   (1,297)
  Extraordinary gains (losses)
   (net of minority interest).....   9,311     (393)       0     (352)
                                   -------  -------  -------  -------  -------
    Net income.................... $ 9,701  $ 3,341  $ 3,194  $   538  $(1,297)
                                   =======  =======  =======  =======  =======
Per share data:
  Net income before extraordinary
   gains (losses)................. $  0.10  $  0.91  $  0.77  $   --   $   --
  Extraordinary gains (losses)....    2.23    (0.09)     --       --       --
                                   -------  -------  -------  -------  -------
    Net income.................... $  2.33  $  0.82  $  0.77  $   --   $   --
                                   =======  =======  =======  =======  =======

                                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                              ------------------------------------------------
                                1996      1995      1994      1993      1992
                              --------  --------  --------  --------  --------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FUNDS FROM OPERATIONS:
----------------------
Operating Partnership funds
 from operations............  $  8,028  $  7,397  $  7,042  $    --   $    --
Minority interest in
 Operating Partnership......      (847)     (747)     (700)      --        --
                              --------  --------  --------  --------  --------
Funds from operations(1)....  $  7,181  $  6,650  $  6,342  $    --   $    --
                              ========  ========  ========  ========  ========
Distributions paid..........  $  5,525  $  5,067  $  6,821  $    291  $    --
                              ========  ========  ========  ========  ========
Payout ratio................      76.9%     76.2%    107.6%      N/A       N/A
Weighted Averages:
  Units outstanding.........   4,541.7   4,550.1   4,618.3   4,618.3       --
  Shares outstanding........   4,171.5   4,090.8   4,159.0   4,159.0       --
Distributions declared per
 share......................  $   1.36  $   1.24  $   1.64  $   0.07  $    --
CASH FLOW DATA:
---------------
Net cash provided by
 operating activities.......  $  5,726  $  7,862  $  7,632  $  2,094  $  1,054
Net cash used in investing
 activities.................   (23,413)  (37,037)  (31,552)  (17,724)   (1,100)
Net cash provided by
 financing activities.......    18,639    29,286    21,849    18,871        46
BALANCE SHEET DATA:
-------------------
Land, buildings and
 improvements, net..........  $ 93,231  $ 92,147  $ 92,715  $ 51,908  $ 44,885
Mortgage loans and bonds
 receivable, net............    34,549    33,634       --     12,200       --
Total investments...........   127,780   125,781    92,715    64,108    44,885
Total assets................   135,996   133,347    98,384    71,840    48,578
Total debt..................   109,025   111,627    74,018    45,500    89,472
Total stockholders' equity..    22,448    18,267    21,311    25,038   (40,297)
OTHER DATA:
-----------
Ratio of earnings to fixed
 charges(2).................     1.59x     1.61x     1.83x       --        --
Pro forma ratio of earnings
 to fixed charges and
 preferred dividends(3).....     1.54x       --        --        --        --
Ratio of funds from
 operations to fixed
 charges(4).................     1.88x     2.09x     2.66x       --        --
Pro forma ratio of funds
 from operations to fixed
 charges and preferred
 dividends(5)...............     1.83x       --        --        --        --
Ratio of total debt to total
 capitalization(6)..........      58.4%     70.3%     55.2%     35.1%      --
Pro forma ratio of total
 debt to total
 capitalization(7)..........      41.6%                                    --
Number of properties........        15        12        12         7         6

--------
(1) Funds from operations ("FFO") represents net income (computed in accordance with generally accepted accounting principles, consistently applied ("GAAP")), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real property, less preferred stock dividends and after adjustments for consolidated and unconsolidated entities in which the Company holds a partial interest. FFO is computed in accordance with the definition adopted by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO should not be considered as an alternative to net income or any other indicator developed in compliance with GAAP, including measures of liquidity such as cash flows from operating, investing and financing activities. FFO is helpful in evaluating the performance of a real estate portfolio considering the fact that historical cost accounting assumes that the value of real estate diminishes predictably over time. FFO is only one of a range of indicators which should be considered in determining a company's operating performance. The methods of calculating FFO among different companies are subject to variation; therefore, FFO may be an invalid measure for purposes of comparing companies. Also, the elimination of depreciation and gains and losses on sales of property may not be a true indication of an entity's ability to recover its investment in properties. The Company implemented the new method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. FFO has been restated for all prior periods under the new method.

(2) For purposes of these computations, earnings consist of net income plus fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs.

(3) Pro forma ratio of earnings to fixed charges and preferred dividends is computed as defined in Note (2) and also assumes payment of dividends on the Series A Preferred Stock offered hereby and application of the net proceeds of the Offering to reduce the Company's borrowings and related interest and amortization expenses effective January 1, 1996.

(4) For purposes of these computations, the ratio of FFO to fixed charges consists of FFO as defined in Note (1) plus fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs.

(5) Pro forma ratio of funds from operations to fixed charges and preferred dividends is computed as defined in Note (4) and also assumes payment of dividends on the Series A Preferred Stock offered hereby and use of the proceeds of the Offering to reduce the Company's borrowings and related interest and amortization expenses effective January 1, 1996.

(6) Total capitalization as of the dates presented is total debt plus the aggregate market value of the Company's Common Stock and Operating Partnership Units not owned by the Company, assuming one Unit is equivalent in value to one share of Common Stock.

(7) Pro forma ratio of total debt to total capitalization is computed as defined in Note (6) except that the proceeds of the Series A Preferred Stock offered hereby have been reflected in stockholders' equity at market value and the net proceeds of the Series A Preferred Stock offered hereby have been used to reduce debt.

                                 RISK FACTORS

  An investment in the Series A Preferred Stock involves various risks, including those described below. Investors should carefully consider these risk factors together with all of the information set forth in this Prospectus in determining whether to purchase shares of Series A Preferred Stock. Information contained in this Prospectus may contain forward-looking statements within the meaning of the Reform Act. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other comparable terminology. The following matters and other factors noted throughout this Prospectus constitute cautionary statements identifying important factors with respect to forward-looking statements, including certain risks and uncertainties, that could cause the Company's actual results to differ materially from those contained in any forward-looking statements.

LACK OF DIVERSIFICATION IN PROPERTY TYPE AND LOCATION

  The earnings generated by the Company's MOB Division are derived from a relatively small number of properties. In addition, all of the Properties directly owned by the Company are located in Southern California (the Company indirectly owns six properties located in New Jersey through the PHP Joint Venture, of which the Company owns 80.5%). The operating results of the Company's MOB Division, therefore, may be significantly impacted by the performance of one of its Properties and by factors that affect the medical profession or the Southern California economy.

SPECIFIC RISKS RELATING TO INVESTMENTS IN TRUST DEEDS SECURED BY SENIOR CARE FACILITIES

  The earnings generated by the Company's Senior Care Division are derived mainly from loans secured by senior care facilities originated by the Company or its affiliates. The operating results of the Company's Senior Care Division, therefore, will be significantly impacted by the yield of its loans, which may be adversely impacted by factors that affect its borrowers' ability to repay loans made by the Company or its affiliates, as follows:

  Inability of Borrowers to Obtain Permanent Financing. The inability of the borrowers to obtain replacement financing, permanent financing or, in some cases, to obtain the tax-exempt status required to complete certain financing transactions could adversely affect the timing of repayment of the Company's loans or the borrowers' ability to repay in general, and could adversely affect the Company's results of operations and its ability to make distributions to stockholders.

  Dependence on Attracting Seniors With Sufficient Resources to Pay. The borrowers derive most of their revenues from payments received from their residents. Inflation or other circumstances that adversely affect the ability of such residents to pay for services could adversely affect a borrower's ability to meet its obligations under the indebtedness held by the Company and could adversely affect the Company's results of operations and its ability to make distributions to stockholders.

GOVERNMENT REGULATION

  The health care industry is highly regulated by Federal, state and local law and is directly affected by state and local licensure, fines, and loss of certification required to participate in the Medicare and Medicaid programs, as well as potential criminal penalties. Failure of the Company's borrowers or tenants to comply with governing laws, requirements and regulations could adversely affect the operation of the healthcare facility or medical practice and could diminish a borrower's or tenant's capacity to make debt or lease payments to the Company.

  In the past several years, due to rising health care costs, there has been an increased emphasis on detecting and eliminating fraud and abuse in the Medicare and Medicaid programs. Payment of any consideration in exchange for referral of Medicare and Medicaid patients is generally prohibited by Federal law, which subjects violators to severe penalties, including exclusion from the Medicare and Medicaid programs, fines, and even prison sentences. In recent years, both Federal and state governments have significantly increased investigation and enforcement activity to detect and punish wrongdoers. In addition, legislation has been adopted at both state and Federal levels that severely restricts the ability of physicians to refer patients to entities in which they have a financial interest.

  It is anticipated that the trend toward increased investigation and informant activity in the area of fraud and abuse, as well as self-referral, will continue in future years. If any borrower or tenant were to be found in violation of laws regarding fraud, abuse or self-referral, that borrower's or tenant's ability to operate a health care facility could be jeopardized, which could adversely affect the borrower's or tenant's capacity to make debt or lease payments to the Company and, thereby, adversely affect the Company's financial condition and results of operations.

  Health Care Reform. The health care industry is facing various challenges, including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings and the vertical and horizontal consolidation of health care providers. The pressure to control health care costs intensified during 1993 and 1994 as a result of the national health care reform debate and has continued into 1997 as Congress attempts to slow the rate of growth of Federal health care expenditures as part of its effort to balance the Federal budget.

  The Company believes that government and private efforts to contain and reduce health care costs will continue. These trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by some of the Company's borrowers and tenants. The Company cannot predict whether governmental reforms will be adopted; if adopted the implementation of these reforms may have a material adverse effect on the Company's financial condition or results of operations.

  Cost of Compliance with Americans with Disabilities Act. All of the Properties are required to comply with the Americans with Disabilities Act (the "ADA"). The ADA generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and noncompliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. The Company believes it is in substantial compliance with the ADA and that it will not be required to make substantial capital expenditures to address the requirements of the ADA. If required changes involve a greater expenditure than the Company currently anticipates, the Company's ability to make expected distributions could be adversely affected.

GENERAL REAL ESTATE INVESTMENT CONSIDERATIONS

  General Risks. Investments in the Company are subject to the risks generally incident to the ownership and operation of real estate, including risks associated with changes in general economic or local market conditions, competition for tenants, changes in market rental rates, inability to collect rents and other payments from tenants due to bankruptcy, insolvency or other financial difficulties of tenants or otherwise and the need to periodically renovate, repair and relet space and to pay the costs thereof. In addition, real estate investments are relatively illiquid which may tend to limit the ability of the Company to react promptly in response to changes in economic or other conditions.

  Leverage; Adverse Impact of Rising Interest Rates. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties cannot be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness and the risk that necessary capital expenditures for such purposes as renovations and reletting space cannot be financed on favorable terms, if at all. If a Property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the Property could be lost through foreclosure or transfer to the mortgagee with a consequent loss of income and asset value to the Company. Approximately $8.0 million of the Company's indebtedness that will be outstanding after completion of this Offering has variable interest rates, and the Company is subject to the significant risk that interest rates may increase, which could adversely affect its results of operations and ability to make distributions to stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Debt Structure."

  Lease Terminations. The Company is subject to the normal risks associated with leasing property, including the risk that upon expiration of leases for space located in the Properties, the leases may not be renewed, the space may not be relet or the terms of renewal or leasing (including any cost of required renovations or concessions to tenants) may be less favorable than current lease terms. If the Company is unable promptly to relet or renew leases for a significant portion of its space or if the rental rates upon renewal or reletting are significantly lower than expected rates, then the Company's earnings and ability to make expected distributions to stockholders may be adversely affected. Leases constituting approximately 34% of the Properties' annual rent will expire by their terms before the end of 1998, excluding leases that are month-to-month. See "Business and Properties-- Leases."

  Proximity to Hospitals. Because the Properties are healthcare facilities, they are in close proximity to one or more hospitals. The relocation or closure of a hospital could make the Company's nearby Properties (particularly those outside of the Beverly Hills area) less desirable to doctors affiliated with the hospital and affect the Company's ability to collect rent due under existing leases, renew leases and attract new tenants.

  Other Operating Risks. Other operating risks include possible changes in tax, real estate, environmental and zoning laws and the enforcement of and compliance with laws pertaining to safety systems and handicapped access. Substantial unanticipated operating expenses or capital expenditures relating to these matters that cannot be passed through to tenants could adversely affect the Company's earnings and its ability to make expected distributions to stockholders. In addition, while the Company anticipates that it will purchase fee interests in properties, it may participate, on a selective basis, in joint venture transactions or acquire partnership interests as the Board of Directors may determine to be in the best interest of the Company. Such investments may be subject to existing mortgage financing and other indebtedness that have priority over the equity interest of the Company and may not afford the Company with the operating control it has with respect to the Properties.

COMPETITION

  The Company competes with other REITs, real estate partnerships, health care providers and other investors, including but not limited to banks and insurance companies, many of which have greater financial resources than the Company, in the acquisition, leasing and financing of health care facilities. There can be no assurance that suitable investments will be identified or that additional investments can be consummated on commercially reasonable terms.

ADVERSE IMPACT ON DISTRIBUTIONS RESULTING FROM THE FAILURE TO QUALIFY AS A
REIT

  The Company intends to continue to operate as a REIT under the Code. Although management of the Company believes that the Company is organized and is able to operate in such a manner, no assurance can be given that the Company will continue to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and the determination of various factual matters and circumstances not entirely within the Company's control may impact its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the Company's qualification as a REIT or the Federal income tax consequences of such qualification. The Company, however, is not aware of any proposal to amend the tax laws that would significantly and adversely affect the Company's ability to operate as a REIT.

  If the Company fails to qualify as a REIT, the Company would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce the net earnings of the Company available for investment or distribution to stockholders because of the additional tax liability to the Company for the year or years involved. In addition, the Company would no longer be required to make distributions. See "Federal Income Tax Considerations." Even if the

Company qualifies as a REIT, it will be subject to certain Federal, state and local taxes on its income and property. See "Federal Income Tax
Considerations."

CONFLICTS OF INTEREST

  Messrs. Gottlieb and Lebowitz participate in the Company in a number of capacities and have significant influence over its activities. As the principal executive officers of the Company, Messrs. Gottlieb and Lebowitz receive salaries and are eligible for bonuses. In addition, as the beneficial owners of a combined total of 611,000 shares of Common Stock (representing approximately 15.1% of the shares of Common Stock outstanding) and as participants in the Company's 1993 Stock Incentive Plan, they also participate in any increase in the share value of the Company. As owners of Units, they participate in any increase in the value of the Properties directly or indirectly owned by the Operating Partnership and in any increase in the income generated by such Properties. It is possible that the interests of Messrs. Gottlieb and Lebowitz, as the owners of an aggregate of 9.7% interest in the Operating Partnership, could diverge from the interest of the Company and from their own interest as officers and directors and as significant holders of shares of Common Stock. Holders of Units may suffer different and more adverse tax consequences than the Company upon the sale of the properties owned directly or indirectly by the Operating Partnership and, therefore, such holders, including Messrs. Gottlieb and Lebowitz and Reese L. Milner II, a director of the Company, may have different objectives than the Company regarding the appropriate pricing and timing of the sale of any of the Company's Properties. While the Company, as the sole general partner of the Operating Partnership, has the authority as to whether and on what terms to sell wholly owned or majority owned properties, these directors may influence the Company not to sell any of the Company's Properties, even though a sale might otherwise be financially advantageous to the Company.

  The Company has adopted certain policies designed to eliminate or minimize potential conflicts of interest. These policies include a policy that all transactions in which officers or directors have a conflicting interest must be approved by a majority of the disinterested directors of the Company. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders. See "Policies with Respect to Certain Activities--Conflict of Interest Policies."

POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS

  Under various Federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in its property. These laws impose liability without regard to whether the owner knew of, or was responsible for, the presence of any hazardous or toxic substances. The presence of such substances, or the failure to properly remediate these substances, may adversely affect the owner's ability to borrow using the real estate as collateral and may subject the owner to material remediation costs. All of the Properties have been subject to Phase I environmental assessments (which involve inspection of the subject property, but no soil sampling or groundwater analysis) by independent environmental consultants. Although restricted in scope, these independent assessments revealed no material evidence of existing environmental liability, and the Company has not been notified by any governmental authority of any non-compliance by, liability for, or other claim against the Company in connection with environmental matters related to the Properties. While the Company is not aware of any environmental liability that it believes would have a material adverse effect on its business, assets or results of operations, no assurance can be given that the environmental assessments revealed all potential environmental liabilities or that no prior owner created any material environmental condition not known to the Company or that future uses or conditions (including changes in applicable environmental laws and regulations) will not result in imposition of environmental liability which could adversely affect the Company's ability to make distributions to stockholders.

  The independent environmental assessments included selective sampling for asbestos where the age of the buildings or the types of materials warranted such sampling. Limited quantities of non-friable asbestos were discovered in the Sherman Oaks Medical Plaza. However, the Company removed this asbestos at a cost of approximately $300,000 in connection with the renovation of this building in 1994.

  As part of the normal practice of doctors, medical waste is generated. The Company's leases require the individual tenants to make arrangements for the disposal of medical waste and require all tenants to provide proof that they have contracted with a third party service to remove it from the premises each night. The handling and disposal of this waste is the responsibility of the tenants; however, the Company remains responsible as the owner of the property. There can be no assurances that all such medical waste will be properly handled and disposed of or that the Company will not incur costs in connection with improper disposal of medical waste by its tenants.

UNINSURED LOSS

  The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to the Properties. There are certain types of losses which may be either uninsurable or not economically insurable; however, there can be no assurance that policies maintained by the Company will be adequate in the event of a loss. The Company carries earthquake insurance with respect to eight of its Properties. All of the Properties directly owned by the Company are located in Southern California (the Company indirectly owns six properties located in New Jersey through the PHP Joint Venture, of which the Company owns 80.5%), which has a history of seismic activity, including the 1994 Northridge earthquake, which damaged the Holy Cross Medical Plaza property. Should an uninsured loss occur, the Company could lose its investment in, and anticipated earnings and cash flow from, a Property, which would adversely affect its ability to make distributions to stockholders.

RISKS ASSOCIATED WITH DEBT FINANCING

  The Company currently uses and intends to continue to use debt financing for new investments. Debt financing may include the Company's credit facility or permanent secured or unsecured long-term debt. The Company's use of debt financing presents the risk to holders of the Series A Preferred Stock that payments of principal and interest on borrowings will leave the Company with insufficient cash resources to pay dividends required by the terms of the Series A Preferred Stock or distributions in respect of capital stock required to be paid in order for the Company to maintain its qualification as a REIT. Upon consummation of this Offering, the Company's debt to total capitalization ratio will be approximately 40.5% based upon the closing price of the Company's Common Stock on May 8, 1997.

RISKS RELATED TO ISSUANCE OF ADDITIONAL PREFERRED STOCK

  The Company's Articles of Incorporation do not limit the issuance of additional series of preferred stock ranking in parity with the Series A Preferred Stock. The issuance of additional preferred stock in parity with the Series A Preferred Stock could have the effect of diluting the ability of holders of the Series A Preferred Stock to receive their respective Liquidation Preferences.

OWNERSHIP LIMIT; PRECLUSION OF ACQUISITION OF CONTROL BY A THIRD PARTY

  In order to maintain its qualification as a REIT, not more than 50% in value of the outstanding capital stock of the Company may be owned, directly or indirectly, by five or fewer individuals (which as defined in the Code includes certain entities). Direct or constructive ownership of more than 9.8% of the capital stock (in value or in number) by any single stockholder has been restricted for the purpose of maintaining the Company's qualification as a REIT. See "Description of Series A Preferred Stock--Restrictions on Ownership and Transfer." The constructive ownership rules are complex and may cause Common Stock or Preferred Stock owned, directly or constructively, by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of either of the Common Stock and Preferred Stock (or the acquisition of an interest in an entity which owns Common Stock or Preferred Stock) by an individual or entity could cause that individual or entity (or another individual and/or entity) to own constructively in excess of 9.8% of the capital stock of the Company and thus subject such capital stock to the ownership limitations. This ownership limitation may have the effect of precluding the acquisition of control of the Company by a third party unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

DEPENDENCE ON SENIOR MANAGEMENT

  The Company's future performance will depend to a large extent upon the efforts of Messrs. Gottlieb and Lebowitz. The loss of the services of either Messrs. Gottlieb or Lebowitz could have a material adverse effect upon the Company. The Company maintains key man life insurance with respect to Messrs. Gottlieb and Lebowitz in the amount of $3.0 million each. In December 1993, each of Messrs. Gottlieb and Lebowitz entered into a three-year employment agreement with the Company, renewable automatically for additional one-year terms. The employment agreements of Messrs. Gottlieb and Lebowitz were last renewed on December 16, 1996. See "Management--Employment Agreements and Arrangements."

CHANGES IN POLICIES WITHOUT A VOTE OF STOCKHOLDERS

  The policies of the Company with respect to acquisitions, financing, borrowing and certain other activities, including its growth, debt-to-capital ratio, distributions, REIT status and investment and operating policies, are determined by the Board of Directors. Although it has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without a vote of the stockholders of the Company. Accordingly, the stockholders have no control over changes in policies of the Company, and changes in the Company's policies may not fully serve the interests of all stockholders.

                                USE OF PROCEEDS

  The net cash proceeds to the Company from the sale of Series A Preferred Stock in the Offering, after payment of expenses of the Offering including the underwriting discount, are estimated to be approximately $30.8 million ($33.1 million if the Underwriters' over-allotment option is exercised in full). The Company will contribute the net proceeds to the Operating Partnership in exchange for a new series of Units having terms substantially similar to those of the Series A Preferred Stock. Approximately $28.8 million of the proceeds will be used by the Operating Partnership to repay indebtedness that currently bears interest at rates ranging from 7.5% to 12%, as follows: (i) $4.2 million under a note due June 17, 1997 that carries interest at the prime lending rate (or approximately 8.5% as of April 30, 1997), (ii) $3 million under a note due May 31, 1997 that carries interest at the prime lending rate (or approximately 8.5% as of April 30, 1997), (iii) $3.7 million under a note due August 28, 1997 that carries interest at 12% per annum, (iv) $1.0 million under an unsecured credit line that carries interest at the prime lending rate plus 2.0% (or approximately 10.5% as of April 30, 1997), and (v) $16.9 million under a credit line that carries interest at the rate of LIBOR plus 1.75% (or approximately 7.5% as of March 1, 1997). The indebtedness to be repaid has maturities between 1996 and 1998 but can be prepaid without a prepayment charge or penalty. Excess net proceeds (approximately $2.0 million) of the Offering will be invested by the Operating Partnership in interest-bearing accounts and short-term, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996 and as adjusted to give effect to the sale by the Company of the Series A Preferred Stock offered hereby and the use of the net proceeds therefrom. See "Use of Proceeds." This capitalization table should be read in conjunction with the Company's consolidated financial statements and related notes thereto incorporated by reference in this Prospectus.

                                                     AS OF DECEMBER 31, 1996
                                                     ---------------------------
                                                       ACTUAL      AS ADJUSTED
                                                     -----------  --------------
                                                     (IN THOUSANDS OF DOLLARS
                                                         EXCEPT PER SHARE
                                                             AMOUNTS)
DEBT:
  Borrowings under lines of credit.................. $    15,400   $     5,775
  Other notes payable...............................      93,625        72,500
                                                     -----------   -----------
    Total debt......................................     109,025        78,275
Minority interest in consolidated partnership.......      (2,718)       (2,718)
Minority interest in Operating Partnership..........       3,103         3,103
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value: 10,000,000 shares
   authorized, none outstanding; 1,300,000 shares of
   Series A Preferred Stock, as adjusted............         --             13
  Common Stock, $.01 par value: 50,000,000 shares
   authorized, 4,062,500 shares outstanding.........          41            41
  Additional paid-in capital........................      23,710        54,447
  Distributions in excess of net income.............      (1,303)       (1,303)
                                                     -----------   -----------
    Total stockholders' equity......................      22,448        53,198
                                                     -----------   -----------
    TOTAL CAPITALIZATION............................ $   131,858   $   131,858
                                                     ===========   ===========

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following table sets forth selected consolidated financial information for the Company and its predecessor. Data presented as of December 31, 1996, 1995, 1994 and 1993 and for each of the years ended December 31, 1996, 1995 and 1994 is for the Company. Data presented for the year ended December 31, 1993 includes data for the G&L Development Properties for January 1, 1993 through December 16, 1993 and for the Company for December 16, 1993 through December 31, 1993. Data presented as of December 31, 1992 and for the year ended December 31, 1992 is for the G&L Development Properties. For comparison purposes only, the G&L Development Properties are considered the predecessor entity to the Company. The unaudited pro forma data reflects the completion of the Offering as if it had occurred on January 1, 1996, with the net proceeds being utilized to pay down borrowings bearing interest at rates from 7% to 9 3/4%. See "Use of Proceeds." The pro forma data is not necessarily indicative of what the actual data would have been as of the date or for the period indicated, nor does it purport to represent or project the data for future periods. The following information should be read in conjunction with all of the financial statements and notes thereto included in this Prospectus. This data also should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected consolidated financial information as of December 31, 1996, 1995, 1994, 1993 and 1992 and for each of the years ended December 31, 1996, 1995, 1994, 1993 and 1992 have been derived from audited financial statements.

                                           YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                    1996     1995     1994     1993     1992
                                   -------  -------  -------  -------  -------
                                       (IN THOUSANDS, EXCEPT PER SHARE
                                                  AMOUNTS)
OPERATING DATA:
---------------
Revenue:
  Rental.......................... $15,796  $16,801  $14,740  $10,170  $ 9,620
  Tenant reimbursements...........     728      732      587      465      426
  Parking.........................   1,251    1,388    1,196    1,029    1,026
  Interest, loan fees and other...   6,712    1,835      113       58      --
  Other...........................     549      652      650       77       93
                                   -------  -------  -------  -------  -------
    Total revenues................  25,036   21,408   17,286   11,799   11,165
Expenses:
  Property operations.............   5,696    5,199    4,317    3,084    3,488
  Earthquake costs
   (reimbursements)...............     --      (133)     635      --       --
  Depreciation and amortization...   3,276    4,047    3,697    2,503    2,464
  Interest........................   8,819    6,372    3,625    5,050    6,263
  General and administrative......   1,787    1,640    1,298       43      --
  Loss on disposition of real
   estate.........................   4,874      --       --       --       --
                                   -------  -------  -------  -------  -------
    Total expenses................  24,452   17,125   13,572   10,680   12,215
                                   -------  -------  -------  -------  -------
  Income from operations before
   minority interests and
   extraordinary gains (losses)...     584    4,283    3,714    1,119   (1,050)
  Minority interest in
   consolidated partnership.......    (129)    (131)    (167)    (211)    (247)
  Minority interest in Operating
   Partnership....................     (65)    (418)    (353)     (18)     --
                                   -------  -------  -------  -------  -------
  Income before extraordinary
   gains (losses).................     390    3,734    3,194      890   (1,297)
  Extraordinary gains (losses)
   (net of minority interest).....   9,311     (393)     --      (352)     --
                                   -------  -------  -------  -------  -------
    Net income.................... $ 9,701  $ 3,341  $ 3,194  $   538  $(1,297)
                                   =======  =======  =======  =======  =======
Per share data:
  Net income before extraordinary
   gains (losses)................. $  0.10  $  0.91  $  0.77  $   --   $   --
  Extraordinary gains (losses)....    2.23    (0.09)     --       --       --
                                   -------  -------  -------  -------  -------
    Net income.................... $  2.33  $  0.82  $  0.77  $   --   $   --
                                   =======  =======  =======  =======  =======

                                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                               ------------------------------------------------
                                 1996      1995      1994      1993      1992
                               --------  --------  --------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FUNDS FROM OPERATIONS:
----------------------
Operating Partnership funds
 from operations.............  $  8,028  $  7,397  $  7,042  $    --   $    --
Minority interest in
 Operating Partnership.......      (847)     (747)     (700)      --        --
                               --------  --------  --------  --------  --------
Funds from operations(1).....  $  7,181  $  6,650  $  6,342  $    --   $    --
                               ========  ========  ========  ========  ========
Distributions paid...........  $  5,525  $  5,067  $  6,821  $    291  $    --
                               ========  ========  ========  ========  ========
Payout ratio.................      76.9%     76.2%    107.6%      N/A       N/A
Weighted Averages:
  Units outstanding..........   4,541.7   4,550.1   4,618.3   4,618.3       --
  Shares outstanding.........   4,171.5   4,090.8   4,159.0   4,159.0       --
Distributions declared per
 share.......................  $   1.36  $   1.24  $   1.64  $   0.07  $    --
CASH FLOW DATA:
---------------
Net cash provided by
 operating activities........  $  5,726  $  7,862  $  7,632  $  2,094  $  1,054
Net cash used in investing
 activities..................   (23,413)  (37,037)  (31,552)  (17,724)   (1,100)
Net cash provided by
 financing activities........    18,639    29,286    21,849    18,871        46
BALANCE SHEET DATA:
-------------------
Land, buildings and
 improvements, net...........  $ 93,231  $ 92,147  $ 92,715  $ 51,908  $ 44,885
Mortgage loans and bonds
 receivable, net.............    34,549    33,634       --     12,200       --
Total investments............   127,780   125,781    92,715    64,108    44,885
Total assets.................   135,996   133,347    98,384    71,840    48,578
Total debt...................   109,025   111,627    74,018    45,500    89,472
Total stockholders' equity...    22,448    18,267    21,311    25,038   (40,297)
OTHER DATA:
-----------
Ratio of earnings to fixed
 charges(2)..................     1.59x     1.61x     1.83x       --        --
Pro forma ratio of earnings
 to fixed charges and
 preferred dividends(3)......     1.54x       --        --        --        --
Ratio of funds from
 operations to fixed
 charges(4)..................     1.88x     2.09x     2.66x       --        --
Pro forma ratio of funds from
 operations to fixed charges
 and preferred dividends(5)..     1.83x       --        --        --        --
Ratio of total debt to total
 capitalization(6)...........      58.4%     70.3%     55.2%     35.1%      --
Pro forma ratio of total debt
 to total capitalization(7)..      41.6%                                    --
Number of properties.........        15        12        12         7         6

--------
(1) FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real property, less preferred stock dividends and after adjustments for consolidated and unconsolidated entities in which the Company holds a partial interest. FFO is computed in accordance with the definition adopted by NAREIT. FFO should not be considered as an alternative to net income or any other indicator developed in compliance with GAAP, including measures of liquidity such as cash flows from operating, investing and financing activities. FFO is helpful in evaluating the performance of a real estate portfolio considering the fact that historical cost accounting assumes that the value of real estate diminishes predictably over time. FFO is only one of a range of indicators which should be considered in determining a company's operating performance. The methods of calculating FFO among different companies are subject to variation; therefore, FFO may be an invalid measure for purposes of comparing companies. Also, the elimination of depreciation and gains and losses on sales of property may not be a true indication of an entity's ability to recover its investment in properties. The Company implemented the new method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. FFO has been restated for all prior periods under the new method.

(2) For purposes of these computations, earnings consist of net income plus fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs.

(3) Pro forma ratio of earnings to fixed charges and preferred dividends is computed as defined in Note (2) and also assumes payment of dividends on the Series A Preferred Stock offered hereby and application of the net proceeds of the Offering to reduce the Company's borrowings and related interest and amortization expenses effective January 1, 1996.

(4) For purposes of these computations, the ratio of FFO to fixed charges consists of FFO as defined in Note (1) plus fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs.

(5) Pro forma ratio of funds from operations to fixed charges and preferred dividends is computed as defined in Note (4) and also assumes payment of dividends on the Series A Preferred Stock offered hereby and use of the proceeds of the Offering to reduce the Company's borrowings and related interest and amortization expenses effective January 1, 1996.

(6) Total capitalization as of the dates presented is total debt plus the aggregate market value of the Company's Common Stock and Operating Partnership Units not owned by the Company, assuming one Unit is equivalent in value to one share of Common Stock.

(7) Pro forma ratio of total debt to total capitalization is computed as defined in Note (6) except that the proceeds of the Series A Preferred Stock offered hereby have been reflected in stockholders' equity at market value and the net proceeds of the Series A Preferred Stock offered hereby have been used to reduce debt.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Selected Consolidated Financial and Operating Data and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

 Comparison of the Year Ended December 31, 1996 Versus the Year Ended December 31, 1995

  Net income for the year ended December 31, 1996 increased approximately $6.4 million, or 190%, from the previous year. The major component of this increase was the $9.3 million extraordinary gain which resulted from the surrender of the property located at 436 North Bedford Drive in Beverly Hills, California to the holder of the $28.5 million lien on the property. The book value of the land, buildings and related assets associated with the 436 North Bedford property was approximately $22.9 million at the time of the transaction. In conjunction with the transfer, the Company recorded a $4.9 million loss on disposition of the property which was the difference between the $22.9 million book value and the estimated market value of $18.0 million. At the same time, the Company recorded a $10.5 million extraordinary gain resulting from the elimination of debt, which represented the difference between the $28.5 million loan balance and the estimated $18.0 million market value of the property. The $10.5 million extraordinary gain was partially offset by $134,000 of other extraordinary net losses resulting from the early retirement of three other notes payable. For reporting purposes, the net extraordinary gain was adjusted to approximately $9.3 million to reflect the portion of the gain attributable to the minority interest partners.

  Rents, tenant reimbursements and parking revenues as a group declined approximately $1.2 million from an aggregate of approximately $19.0 million for the year ended December 31, 1995 to $17.8 million for the same period in 1996. This decline was mainly attributed to the 436 North Bedford Drive property which the Company surrendered to the noteholder on May 24, 1996. Subsequent to that date, the noteholder put the property on the market for sale and on August 30, 1996, the Company, through the Medical Partnership, reacquired the property. During the period from May 24, 1996 to August 30, 1996, the property generated $778,000 in rents, tenant reimbursements and parking revenues which were earned by the entity that owned the property during that time. The remaining $368,000 decline is attributable to rents received on leases that expired during 1995 and 1996 and renewed at lower rates.

  Interest, loan fees and related revenues are primarily the result of investments in short term loans secured by senior care facilities. The senior loan program, started in June 1995, has continued to expand since its inception. Investments made in 1995 combined with new loans in 1996 contributed to the 265% increase in such revenues for the year ended December 31, 1996 as compared to the same period in 1995. In February 1996, the Company completed a transaction whereby the Company provided the initial capital and management expertise to facilitate the purchase of a newly constructed but vacant hospital and medical office facility in Rancho Cucamonga, California by Heritage Rancho Healthcare, Inc., a Nebraska nonprofit corporation ("Heritage"). Heritage converted the hospital into a long term care facility to benefit the local community. In conjunction with the closing of this transaction, the Company recognized cash revenues of $320,000 and received a $840,000 ten year subordinated note, which the Company sold during the fourth quarter of 1996 for approximately $665,000 plus accrued interest.

  Property operating expense increased $497,000, or approximately 10.0%, from approximately $5.2 million for the year ended December 31, 1995 to approximately $5.7 million for the year ended December 31, 1996. Recurring operating expenses declined as a result of the 436 North Bedford Drive transactions as previously discussed. This decline was more than offset by increases in real property taxes, the increased expense of earthquake insurance and the acquisition of the Tustin Properties. In June 1996, the Los Angeles County Assessor's Office notified the Company that it was increasing its valuation on four of the Bedford Drive properties as a result of a transfer of ownership in conjunction with the Company's initial public offering (the "IPO") on December 16, 1993. The Company retained consultants specializing in property valuation appeals and, as of March 21, 1997, obtained partial reductions in the increased assessments on two of the four properties. Although there can be no assurances, management believes that the Company will be able to obtain further reductions in these increased assessments.

  The addition of earthquake insurance partially contributed to the rise in operating expense. In 1995, earthquake coverage was added on four properties, and in 1996, coverage was added on four additional properties. As of December 31, 1996, the Sherman Oaks, Regents and Cigna HealthCare properties all had coverage for certain losses resulting from seismic activity, as do the five properties located on Bedford Drive.

  The acquisition of the Tustin Properties also contributed to an increase in the Company's operating expense during 1996. At the time of the acquisition, the hospital was vacant and the medical office buildings were approximately 50% occupied by doctors who were affiliated with the hospital before its closure. The Company's management is currently working to revitalize these assets. The Company is currently involved in discussions with several health care organizations to lease the hospital and additional space in the medical office buildings. Although there can be no assurance that these discussions will be successfully completed, management believes the Company will obtain a lease for the vacant hospital under favorable terms during 1997.

  Depreciation and amortization expenses declined from approximately $4.0 million during 1995 to approximately $3.3 million in 1996. The decline is primarily the result of the 436 North Bedford Drive transactions discussed above. Prior to its transfer in May 1996, the property had a depreciable cost basis of approximately $21.1 million. When the property was reacquired in August 1996, the depreciable cost basis dropped to approximately $15.4 million. Also, no depreciation was recorded for the period during which the Company did not own the property. The decline in depreciation and amortization was partially offset by the acquisition of the Tustin Properties in June 1996.

  Interest expense increased from approximately $6.4 million for the 12 months ended December 31, 1995 to approximately $8.8 million for the same period in 1996, an increase of approximately 38%. Funding of the senior care loan program was the primary reason for the increase. The increase would have been larger had it not been for the decline in interest expense which was realized when a $28.5 million loan was extinguished in May 1996 by the transfer of the 436 North Bedford Drive property to the noteholder.

  General and administrative expenses increased approximately $147,000, from approximately $1.6 million for the year ended December 31, 1995 to approximately $1.8 million for the same period in 1996, as a result of added travel and professional fees resulting from the expansion of the senior loan program.

 Comparison of the Year Ended December 31, 1995 Versus the Year Ended December 31, 1994

  Net income for the year ended December 31, 1995, before an extraordinary item, was $3.7 million, or $0.91 per share, an increase of 16.9% from $3.2 million, or $0.77 per share, reported in the previous year, based on 4,091,000 and 4,159,000 average shares outstanding, respectively. Net income after the effect of an extraordinary item of $393,000, or $0.09 per share, was $3.3 million or $0.82 per share. The extraordinary item related to a one-time charge in the third quarter for repayment of approximately $31 million in variable rate debt with a $30 million 7.89% fixed rate 10-year loan, and the replacement of the Company's credit line.

  Revenues increased $4.1 million, or 24%, in 1995, as a result of the properties acquired during 1994 and added revenues from the newly created Senior Care Division. Rent revenues including tenant reimbursements and parking fees increased $2.4 million from $16.5 million to $18.9 million. This increase was due primarily to the acquisition of the following five properties in 1994: Holy Cross Medical Plaza in January, Regents Medical Center in June, Sherman Oaks Medical Plaza in June, Cigna HealthCare Building in July and 1095 Irvine Boulevard in October. Operations for the year ended December 31, 1994, included only partial year revenues for all of the five properties except for the 1095 Irvine Boulevard building. The 1995 revenues benefited from a full year of operations except for the 1095 Irvine Boulevard building which was placed in service in August of 1995. The MOB Division also benefited from higher occupancy rates: 94% for 1995, up from an average of 92% in 1994.

  In late 1994, the Company changed its collection practices and made a deliberate effort to pursue all delinquent accounts. Some were resolved in direct negotiations with tenants while others were litigated. By the end of 1995, substantially all delinquencies were resolved through judgments, payment plans or dissolutions. The previous backlog of uncollected rents has been reduced through a combination of collections and write-offs.

  Under generally accepted accounting principals, the Company is required to average the billable rent due over the term of its leases and include a portion of future years' billable rent increases in the current year's rent revenues. This accounting practice creates an "unbilled rent receivable" from the Company's tenants. In conjunction with the preparation of its financial statements, the Company reviews all receivable accounts, including its unbilled rent receivable for purposes of determining the collectability of such receivables. Management believes that the overall trend toward larger medical provider groups has contributed toward the financial stability of the existing tenant population which, in turn, has led to improved collections of monthly rent billings. This improved collections rate has allowed the Company to decrease its allowance for doubtful accounts including the corresponding allowance for unbilled rent receivable. The Company believes that the current level of allowance is appropriate.

  Beginning late in the second quarter of 1995, the Company began recognizing revenues from its new Senior Care Division. Interest and loan fees totaled $1.8 million in 1995 versus $113,000 in 1994.

  Total 1995 expenses increased approximately $3.5 million, or 26%, from $13.6 million in 1994 to $17.1 million in 1995. The majority of the increase was the result of added interest expense which climbed $2.8 million from $3.6 million in 1994 to $6.4 million in 1995. Two factors fueled the increase: higher debt and increased rates of interest. Outstanding debt increased from $74.0 million to $111.6 million at December 31, 1994 and 1995, respectively. In general, 1995 interest rates were up from 1994 and this was amplified by the fact that rate caps on the Company's interest rate protection agreements also increased from 4% in 1994 to 5% in 1995.

  Property operating expense and depreciation also increased from 1994 to 1995. The overall increase of $1.2 million is primarily the result of showing a full year of expense for the acquired properties. The effect of increased operating expense was partially offset by a $768,000 difference relating to costs and reimbursements from the 1994 Northridge earthquake.

  General and administrative costs increased $342,000, at about the same rate as revenues, largely as a result of investments in consulting services, travel, professional and other fees related to creating the new Senior Care Division.

LIQUIDITY AND CAPITAL RESOURCES

  The Company obtains its liquidity from multiple internal and external sources. Internally, funds are derived from the operation of medical office buildings and senior care lending activities and primarily consist of FFO less dividends. Since the IPO, external sources have primarily consisted of various secured loans and lines of credit. The Company's ability to expand its medical office and senior care lending operations requires continued access to capital to fund new acquisitions and loans. During 1996, the Company's payout ratio was approximately 77% of its funds from operations. Undistributed FFO were used internally to fund maintenance capital expenditures necessary to maintain the Company's existing properties. All of the Company's properties secure existing notes payable.

 Debt Structure

  As of December 31, 1996, the Company had $109.0 million of debt, of which $44.6 million, or 40.9%, was floating rate and $64.4 million, or 59.1%, was fixed rate. The seven loans comprising the $109.0 million in debt are described below.

  In August 1995 the Company borrowed $30 million from Nomura for ten years at a fixed rate of 7.89%. The note had an outstanding balance of approximately $29.5 million as of December 31, 1996 and amortizes on a 25-year schedule. The following Properties have been pledged as security for the $30 million blanket first trust deed: 405 North Bedford, 415 North Bedford, 416 North Bedford and 435 North Bedford Drive.

  Concurrently with the above described fixed rate loan from Nomura, the Company obtained a new $20 million credit line from Tokai Bank of California. The loan is secured by a blanket first trust deed on Holy Cross, St. Joseph's Professional Building in Burbank, St. Joseph's Medical Center of Orange, and the recently acquired Tustin Properties. The credit line requires monthly interest payments at 30-day LIBOR plus 1.75% and is due August 17, 1998. At any time prior to maturity, and upon 30 days' notice, the Company may convert the outstanding balance or increments thereof into a five year term loan. Upon conversion, the new term loan would bear interest at the variable rate of prime plus 50 basis points or LIBOR plus 175 basis points. As of December 31, 1996 the Company owed $15.4 million and was paying interest at the rate of 7.3% per annum. As of March 21, 1997, $18.0 million in principal is outstanding at a rate of 7.55% per annum.

  In May 1996, the Company repaid loans of $6.2 million, $6.4 million and $6.9 million secured by the Cigna HealthCare property, Sherman Oaks Medical Plaza, and Regents Medical Center, respectively with the proceeds of a new loan from Nomura. These loans were retired with the proceeds of a new $19.8 million ten year fixed rate loan bearing interest at 8.5%. When the Company reacquired the 436 North Bedford Drive property, the Company borrowed an additional $15.2 million as part of the purchase price and increased the $19.8 million loan to $35.0 million with a due date of August 10, 2006. As of December 31, 1996, the note had an outstanding balance of approximately $34.9 million and amortizes on a 25 year schedule. The following properties have been pledged as security for the $35 million blanket first trust deed: Sherman Oaks Medical Plaza, Regents Medical Center, Cigna HealthCare Building and 436 North Bedford Drive.

  The 435 North Roxbury Drive property is security for the $8.1 million loan from Citibank, N.A. ("Citibank"). The mortgagor on this loan is 435 North Roxbury Drive, Ltd. (the "Roxbury Partnership"), of which the Operating Partnership is the sole general partner with a 61.75% interest. The Citibank loan came due on June 1, 1996 at which time the loan had a $9.0 million balance. Under the terms of the extension agreement, Citibank required the Roxbury Partnership to make two principal payments aggregating $650,000 and, effective June 1, 1996, to begin making monthly principal reductions of $35,000 per month plus accrued interest. The agreement extended the loan's maturity date from June 1, 1996 to May 31, 1999. In addition, pursuant to the loan extension agreement, the Roxbury Partnership is also required to make additional semiannual principal reductions equal to the amount of excess cash flow from the 435 North Roxbury Drive property. The interest rate is adjusted monthly to 30-day LIBOR plus 1.50%. In order to comply with the terms of the loan extension agreement, the Operating Partnership made a $350,000 unsecured loan to the Roxbury Partnership to enable it to meet the principal repayments required by the loan extension. As of March 31, 1997 the interest rate on the Citibank loan was 7.4%.

  In December 1995, the Company obtained a one-year $14.0 million term loan from GMAC-CM which is secured by $21.0 million of face value, Series A Health Care Revenue Bonds issued by the Massachusetts Industrial Finance Agency. The loan was originally due on December 6, 1996 and required monthly interest only payments, in arrears, at prime plus 1.5%. As of December 31, 1996 interest was accruing at a rate of 9.75%. The Company exercised its option to extend the loan for six months to June 6, 1997. In March 1997 the Company sold the Series A Health Care Revenue Bonds to the GLN Venture, pursuant to which the GLN Venture assumed the $14 million debt to GMAC-CM. See "Business and Properties--Investments in Bonds."

  During 1996, the Company obtained three new loans from GMAC-CM secured by the Company's senior care notes receivable. The three loans provided the Senior Care Division with $12.0 million in cash which was used to fund new senior care loans secured by The Phoenix, a senior care facility in Olathe, Kansas, Beacon Manor in Indiana Township, Pennsylvania and Carroll Manor in Hyattsville, Maryland. As of December 31, 1996, two loans totaling $7.1 million remained outstanding, including a $3.0 million one-year term loan due May 31, 1997 and a $4.1 million one-year term loan due June 17, 1997. Both of these one-year term loans require interest only monthly payments at the prime rate of interest as established by Citibank (8.25% as of December 31, 1996).

 Capital Commitments

  In November 1996, the Company entered into the GLN Venture with Nomura to expand the Senior Care Division's activities. The Company and Nomura have agreed to contribute $10.0 million and $30.0 million, respectively, to the GLN Venture, and GMAC-CM has agreed to provide the GLN Venture with a credit line of up to $50.0 million secured by loans originated by the GLN Venture.

  The Company is responsible for administering the short term loans originated by the GLN Venture and will receive reimbursement from the GLN Venture for its general and administrative expenses associated with the GLN Venture. Due to its structure, the operations of the GLN Venture do not appear on the Company's balance sheet and there is no recourse to the Company for the GLN Venture. Cash flow generated by each loan made through the GLN Venture is distributed in the following order: (i) to repay GMAC-CM's outstanding principal and interest; (ii) to repay capital of the loan allocated to Nomura;
(iii) to repay capital of the loan allocated to the Company; (iv) to pay Nomura a 9% return on its capital; (v) to pay the Company a 9% return on its capital. After cash generated by loans made through the GLN Venture is distributed as described above, Nomura and the Company share equally in any further distributions.

  In February 1997, the Company also entered into the PHP Joint Venture, which purchased six primary health care facilities in New Jersey, totaling approximately 80,000 rentable square feet, at a purchase price of approximately $22.4 million. The Company and PHP funded the $4.4 million down payment in proportion to their ownership interests in the PHP Joint Venture (80.5% for the Operating Partnership and 19.5% for PHP), with the Company's contribution financed by a loan from the GLN Venture to the Company and secured by the Company's interest in the PHP Joint Venture. The balance of the purchase price was financed by two loans from PHP and secured by first and second deeds of trust. Subject to certain conditions, PHP has an option to acquire the Company's interest in the PHP Joint Venture at any time prior to May 31, 1997. PHP has leased the properties from the PHP Joint Venture pursuant to a 25 year net operating lease and has a three-year contract as a preferred provider to Blue Cross/Blue Shield of New Jersey (the seller of the properties) whereby PHP will provide medical services on the properties to Blue Cross/Blue Shield of New Jersey insurance plan members. Charles P. Reilly, a director of the Company and Chairman of the Compensation Committee of the Board of Directors of the Company, is Chairman of the Board of Directors of PHP.

  At December 31, 1997, the Company owed approximately $21.1 million on notes payable that are due in 1997. All of the Company's loans due in 1997 are secured by bonds or loans related to senior care facilities. Management believes that the notes and bonds receivables of the Company will be paid or sold and a portion of the proceeds will be used to extinguish the related notes payable prior to their due dates and in the ordinary course of business.

  The Company expects to continue meeting its short term liquidity and operating requirements, as well as providing sufficient funds to maintain stockholder distributions in accordance with REIT requirements, in the short and long term through, among other things, its working capital and cash flow provided by operations. The Company expects to continue meeting its long-term liquidity requirements, such as refinancing mortgages, financing acquisitions and financing major capital improvement projects through, among other things, long-term borrowings, the issuance of debt securities and the offering of additional equity securities.

  As of March 21, 1997, the Company had $49.3 million of outstanding debt at variable rates ranging from 7% to 9 3/4%. The interest rates on these loans may be affected by inflationary conditions and economic factors.

 Distributions

  In 1996, the Company announced two distribution increases. During the first quarter of 1996 the Company increased the quarterly dividend from $0.31 per share in the fourth quarter of 1995 to $0.32 per share for the first quarter of 1996. In the third quarter, the Company again increased the dividend to $0.36 per share from its first and second quarter levels of $0.32 per share. The effective dividend for the year ended December 31, 1996 was $1.36 per share as compared to $1.24 per share for the year ended December 31, 1995. The Company declared a quarterly distribution for the first quarter of 1997 in the amount of $0.36 per share to be paid on April 16, 1997 to stockholders of record as of March 31, 1997, which is equal to an annualized distribution of $1.44 per share. See "Price Range of Common Stock and Distributions."

 Financing Policies

  Upon consummation of the Offering, the Company's debt to total capitalization ratio will be approximately 40.5% based upon the closing price of the Company's Common Stock on May 8, 1997. The debt to total capitalization ratio is based on the total debt of the Operating Partnership, assuming that the net proceeds from the Series A Preferred Stock offered hereby have been used to reduce the Company's debt, plus (i) the aggregate market value of the Company's Common Stock and Operating Partnership Units not owned by the Company assuming one Unit is equivalent in value to one share of Common Stock, and (ii) the market value of the Series A Preferred Stock offered hereby.

  To the extent that the Board of Directors of the Company decides to seek additional funding, the Company may raise such capital using various means, including retention of internally generated funds (subject to the distribution requirements in the Code with respect to REITs), existing working capital and possibly the issuance of additional debt (secured or unsecured) or equity securities or any combination of the above. If, as is the case with this Offering, the Board of Directors determines to raise additional equity capital to fund investments by the Operating Partnership, the Company will contribute such funds to the Operating Partnership as a contribution to capital and purchase of additional interests in the Operating Partnership. It is anticipated that borrowings will continue to be made through the Operating Partnership or other entities, although the Company may also incur indebtedness that may be re-borrowed by the Operating Partnership on the same terms and conditions as are applicable to the Company's borrowing of such funds. The Company has not established any limit on the number or amount of mortgages or unsecured debt that may be placed on any single property or on its portfolio as a whole.

  The Board of Directors also has the authority to cause the Operating Partnership to issue additional Units in any manner (and subject to certain limitations in the Partnership Agreement on such terms and for such consideration) as it deems appropriate.

  The Board of Directors of the Company may also decide to seek financing for the purposes of managing the Company's balance sheet by adjusting the Company's existing capitalization. The refinancing of the Company's balance sheet may entail the issuance and/or retirement of debt, equity or hybrid securities.

                                  THE COMPANY

COMPANY OVERVIEW

  The Company is a self-administered and self-managed REIT that finances, acquires, develops, manages and leases health care properties. The Company's business currently consists of investments, either directly or through joint ventures, in health care properties (primarily through its MOB Division) and in debt obligations secured by health care properties (primarily through its Senior Care Division).

 Medical Office Building Division

  The MOB Division's business strategy is to acquire, develop, manage and lease a portfolio of medical office buildings and related health care facilities, parking facilities and retail space. The Company's MOB Division currently seeks growth opportunities nationwide in major population centers through acquisition or development of additional medical office properties directly or through strategic joint ventures. The MOB Division's portfolio currently consists of approximately 725,000 rentable square feet located in Southern California. The Company directly owns 15 Properties exclusive of vacant land, including 13 high quality medical office buildings, an adjacent parking facility and one hospital. Several of the Properties include retail space on the ground level. As of February 1, 1997, the Properties were approximately 80.8% leased to over 280 tenants. In June 1996, the Company acquired the Tustin Properties in Tustin, California, consisting of two medical office buildings, a parcel of vacant land and a hospital which was vacant when purchased. Leases for the Tustin Hospital are currently being negotiated. As of February 1, 1997, the Company's Properties, excluding Tustin Hospital, had an occupancy rate of approximately 93.8%.

  The Company recently entered into an operating agreement with PHP forming a new joint venture named GL/PHP, LLC, a Delaware limited liability company, referred to as the PHP Joint Venture. The Company holds an 80.5% interest in the unconsolidated joint venture, which owns six primary health care facilities located in New Jersey consisting of approximately 80,000 aggregate rentable square feet. Until May 31, 1997 PHP has an option to purchase the Company's interest in the PHP Joint Venture. See "Business and Properties-- Description of the Properties and Tenants" and "Certain Transactions."

 Senior Care Division

  The Senior Care Division's business strategy is to originate short term loans (typically 6-24 months) secured by senior care facilities throughout the United States. Since its inception in June 1995, the Senior Care Division has made seven loans totaling $26.9 million, four of which have been repaid through the issuance of revenue bonds. As of February 1, 1997, the Senior Care Division had three loans outstanding aggregating $12.5 million. In October 1995, the Company invested $19.9 million to acquire outstanding Series A and Series B bonds with an aggregate face value of $26.0 million issued by the Massachusetts Industrial Finance Agency and secured by three nursing homes in Massachusetts. In March 1997 the Company sold these bonds to the GLN Venture for $7.7 million in cash and assigned to the GLN Venture $14.0 million in indebtedness owed to GMAC-CM. These loans and bonds generate cash flow from principal and interest payments received from outstanding loans. The Company may receive future revenues in the form of subordinated notes in lieu of interest or loan fees.

  In November 1996, the Company expanded its activities in the Senior Care Division by entering into an unconsolidated operating venture with Nomura, named GLN Capital Co., LLC and referred to as the GLN Venture, having an anticipated maximum leveraged investment capacity for short term loans of $200.0 million. GMAC-CM has previously funded four loans with the Company and has committed to provide a credit line to the GLN Venture of up to $50.0 million, which will be secured by loans originated by the GLN Venture.

  The Company's Senior Care Division currently seeks growth opportunities nationwide through short term financing and participating loans to facilitate the purchase of senior care facilities. Sellers of senior care facilities generally fall into one of two categories: (a) small independent operators who are struggling to maintain operating margins in a consolidating industry and
(b) large owner-operators seeking to divest themselves of real estate operations and concentrate on facility management and ancillary services. The Company believes that the extensive operating requirements and budgetary constraints of Federal, state and local governments have caused competitive pressures that particularly impact small operators and which in turn are causing a consolidation of the senior care industry. Large operators have also been affected by the consolidation of the senior care industry and often seek to sell their senior care facilities while retaining management service contracts, providing these large operators with ongoing revenues in connection with their management services.

  Nonprofit entities are particularly attracted to investments in senior care facilities because of their unique ability to finance acquisitions through the issuance of tax-exempt bonds, providing nonprofit entities with a relatively lower cost of capital as compared to for-profit purchasers. In addition, in certain states health care facilities owned by nonprofit entities are exempt from taxes on real property.

BUSINESS AND OPERATING STRATEGY

  The Company's primary business objective is to maximize the total return to stockholders through increases in dividends and appreciation in the value of the Company's capital stock through long-term investment in medical office properties, either directly or through affiliates, and short-term investment in loans secured by senior care facilities located throughout the United States, either directly or through affiliates. The Company seeks to achieve this objective by enhancing the operating performance of its existing properties as well as through the selective acquisition of medical office buildings and by originating loans secured by senior care facilities. Key elements of the Company's MOB Division's operating strategy include: (i) improving rental income and cash flow by aggressively marketing available space; (ii) designing and renovating tenant space to meet the diverse needs of medical practitioners; (iii) actively managing renovation costs and minimizing other operating expenses such as leasing commissions by conducting management, leasing, maintenance and marketing activities internally; (iv) maintaining a diversified tenant base consisting of a cross section of medical specialties; and (v) emphasizing regular maintenance, periodic renovation and capital improvements to maximize long-term returns. Key elements of the Company's Senior Care Division's operating strategy include (i) making short-term secured bridge loans, typically to nonprofit entities; (ii) monitoring the issuance of tax-exempt bonds by a political subdivision with which the nonprofit entity has contracted; and (iii) negotiating the repayment of the Company's loan through a combination of cash payments and permanent loan replacement.

ACQUISITIONS AND INVESTMENTS

  Medical Office Building Division. In its acquisition analysis, management reviews certain factors including: (i) location of the property, particularly its proximity to major hospitals; (ii) construction quality and design of the property; (iii) historical, current and projected cash flow of the property;
(iv) potential for increased cash flow and capital appreciation of the property; (v) tenant mix and terms of the tenant leases, including the potential for rent increases; (vi) occupancy rates and demand for medical office properties in the vicinity; and (vii) prospects for liquidity through sale, financing or refinancing of the property. The Company anticipates that the Operating Partnership will continue to purchase fee interests in properties; however, the Company may participate, on a selective basis, in joint venture transactions, such as the PHP Joint Venture, or acquire partnership interests as the Board of Directors may determine from time to time to be in the best interests of the Company. Such investments may be subject to existing mortgage financing and other indebtedness that have priority over the equity interest of the Company and may not afford the Company with the operating control it has with respect to the Properties. See "Policies with Respect to Certain Activities--Investment Objectives and Acquisition Policies."

  Senior Care Division. In its mortgage loan analysis, management reviews certain factors including: (i) investment history of the organization acquiring the property; (ii) present value of the target property;
(iii) location of the property, particularly its proximity to shops, markets and other health care facilities; and (iv) anticipated potential for short-term gain and long-term profits from investment in the target property. The

Company anticipates that it will continue to provide financing for senior care facilities; however, the Company may participate, on a selective basis, in joint venture transactions, such as the GLN Venture, or acquire partnership interests as the Board of Directors may determine from time to time to be in the best interests of the Company.

COMPETITIVE STRENGTHS

  In addition to the MOB Division's investments in existing properties and the PHP Joint Venture, the Company seeks to make selective acquisitions of additional medical office properties. From time to time hospital owners sell their medical office buildings to raise capital. These sales create opportunities for the Company to acquire medical office buildings on attractive terms. The Company believes that its successful history of operating medical office properties provides it with a competitive advantage in the acquisition, development and management of medical office buildings as hospitals will often seek a buyer with the operating skill necessary to meet the needs of the medical practitioners located in the building.

  Through its Senior Care Division and indirectly through the GLN Venture, the Company provides short-term secured financing (typically 6-24 months) to entities seeking to acquire senior care facilities. The Company believes that it enjoys a competitive advantage in this market due to its experience in the healthcare real estate market and the combined 20-year professional experience of Mark H. Hamermesh, Senior Vice President, and Mitcheal C. Word, Vice President, who are responsible for the operations of the Senior Care Division. Additionally, the Company believes that there are few lenders focused on this niche and that traditional REITs have been unwilling to fund similar short-term loans. Finally, the Company believes the size of this market is large in comparison to the Company's and competing lenders' present activities, thus presenting opportunities for future growth.

  Financing for new acquisitions and investments may be provided through existing or new joint ventures with third parties, third-party financing in the form of secured or unsecured debt or equity or from the sale of securities. The Company's access to the public capital markets facilitates its ability to acquire additional medical office buildings and to invest in loans secured by senior care facilities. However, no assurance can be given that the Company, or its investment affiliates, will be able to make acquisitions on favorable terms, that such properties will be profitably operated or that the Company, or its investment affiliates, will continue to make favorable investments in mortgages secured by senior care facilities. In addition, the Company and its investment affiliates will likely incur additional indebtedness in connection with future acquisitions. See "Risk Factors-- General Real Estate Investment Considerations--Leverage; Adverse Impact of Rising Interest Rates."

PROPERTY MANAGEMENT

  The Company provides a full range of management services for the operation of medical office buildings. The ability of the Company to manage medical office properties to meet the unique needs of medical practitioners has been critical to its success to date. The Company has experienced lease renewal rates of approximately 88.5% and 91.1% for the years ended December 31, 1995 and 1996, respectively, with respect to medical office space in the Properties based on the medical office space leases available for renewal in these periods. Developing and managing medical office properties differs from general office properties due to special requirements of the tenants and their patients. Medical office buildings generally have higher maintenance requirements in the public areas due to heavy foot traffic, many short appointments which increase demand on parking facilities, the use of sophisticated medical equipment requiring increased plumbing and electrical capacity and expanded environmental regulations that impose more stringent restrictions on the disposal of medical waste. Management of medical office properties also generally requires experience in specialized tenant improvements and higher levels of responsiveness required by medical practitioners.

  Additional important management functions include the placement of tenants within medical office properties to accommodate increased space needs and managing the tenant mix at properties so that referrals by practitioners with different specialties within the building are facilitated. The Company stresses meeting these and other special demands of medical property tenants.

INVESTMENT DEVELOPMENT

  Through March 1, 1997, the Company's Senior Care Division has funded approximately $20.8 million in loans and investments and acquired approximately $20.0 million in existing bonds, all secured by nursing homes or other types of senior care facilities. Loans made by the Company through its Senior Care Division and the GLN Venture generate cash flow from principal and interest payments made on outstanding loans. The Company may receive future revenues in the form of subordinated notes in lieu of interest or loan fees.

  In addition to its loan management function, the Company's management also facilitates the purchase of targeted properties by the Senior Care Division's nonprofit borrowers. All of the Company's administrative functions for property and loan management are centralized in the Company's principal executive offices in Beverly Hills, California.

  In February 1997, the Company funded its first investment through the GLN Venture, a $6.4 million loan to CoreCare Behavioral Management. The loan has a term of 18 months and is secured by a first deed of trust on the Institute of Pennsylvania Hospital in Philadelphia, Pennsylvania, which CoreCare acquired in connection with the loan by the GLN Venture.

  The GLN Venture funded its second loan in March 1997 in the principal amount of approximately $3.7 million to the Company for purposes of funding the Company's contribution to the PHP Joint Venture. The loan carries a term of six months and an interest rate of 12%. The loan may be extended for additional six-month periods, provided, however, that during each month that the loan is outstanding after the first six-month term the interest rate is increased by 1% per month. The loan may be prepaid at any time after the first four months and is secured by the Company's interest in the PHP Joint Venture.

  In May 1997 the GLN Venture made a $1.45 million loan to the purchaser of the Theme World RV Park, a 288-space recreational vehicle park in Orlando, Florida. The GLN Venture received a first mortgage lien on the property and also received a guarantee from an entity related to the purchaser. The loan has a term of 24 months and carries an interest rate of 9%. The GLN Venture additionally received a loan fee of two points and a special interest in the partnership that purchased the property.

EMPLOYEES

  As of March 15, 1997, the Company (including the Operating Partnership) employed 28 persons. The Company employs on-site building employees who presently provide maintenance services for the Properties. The Company also employs professional employees engaged in leasing, asset management and administration.

LEGAL PROCEEDINGS

  Neither the Company nor the Operating Partnership is currently a party to any legal proceedings other than certain legal proceedings arising in the ordinary course of business, which are not expected to have a material adverse effect on the Company.

TAX STATUS

  The Company believes that it has operated in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1993, and the Company intends to continue to operate in such a manner. As long as the Company qualifies for taxation as a REIT under the Code, the Company generally will not be taxed at the corporate level. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to Federal income and excise taxes on its undistributed income.

THE OPERATING PARTNERSHIP

  The Company owns an 89% interest in the Operating Partnership of which 1% is held as the sole general partner and 88% of which is held as a limited partner. All of the Properties (except those six properties located in New Jersey of which the Company owns an 80.5% interest through the PHP Joint Venture) or interests therein are held by, and the Company's operations are conducted through, the Operating Partnership or other entities created for financing purposes.

  The net proceeds of this Offering will be contributed by the Company to the Operating Partnership in exchange for newly issued Units in the Operating Partnership which will have substantially similar terms to the Series A Preferred Stock.

  At the 1997 Annual Meeting of the Company's stockholders to be held on May 28, 1997, the Board of Directors will seek approval by the stockholders of a proposal to authorize the issuance of additional Units to directors of the Company (or entities in which they have interests) that are convertible into up to 5% of the outstanding shares of Common Stock of the Company. These additional Units may be issued to the directors (or related entities) only in exchange for real property in transactions approved as fair to the Company by a committee of independent directors. Each Unit will be valued at a premium of $0.25 over the market value of a share of Common Stock. The Board of Directors is seeking approval for this proposal to provide the Company with the flexibility to acquire desirable properties through equity financing with reduced cash outlays and without the expense and delay involved in seeking purchase money financing.

  As the general partner of the Operating Partnership, the Company has the power and authority under the Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement") to manage and conduct the business of the Operating Partnership, subject, in certain circumstances, to the consent of a majority of or all the outstanding percentage interest of the limited partners. See "The Partnership Agreement--Limited Partner Approval Rights." In addition, as the general partner, the Company owes fiduciary duties to the limited partners of the Operating Partnership. See "Policies With Respect to Certain Activities--Conflict of Interest Policies." The Board of Directors of the Company manages the affairs of the Company and thereby the affairs of the Operating Partnership. No special compensation is paid to the Company for its services as general partner. All of the operating expenses are incurred at the Operating Partnership level and the limited partners of the Partnership therefore share in the expenses of operation. The Company is entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to the Company's percentage interest therein. See "The Partnership Agreement--Distributions and Allocations."

                            ORGANIZATIONAL STRUCTURE

  The current structure of the Company and the ownership of interests in the Operating Partnership and other related entities directly or indirectly controlled by the Company, through which the Company does business, are shown in the following chart.

                 [ORGANIZATIONAL STRUCTURE CHART APPEARS HERE]

--------
(1) G&L Realty Financing II, Inc. is the sole general partner and 1% owner of the Realty Financing Partnership.

(2) G&L Medical, Inc. is the sole general partner and 1% owner of the Medical Partnership.

(3) The Operating Partnership is the sole limited partner and 99% owner of the Medical Partnership.

(4) The Operating Partnership is the sole limited partner and 99% owner of the Realty Financing Partnership.

(5) The Company is the sole general partner and 89% owner of the Operating Partnership. Of its 89% interest, 1% is held as general partner and 88% is held as a limited partner. The Operating Partnership's remaining 11% partnership interest is owned by individual limited partners. Upon completion of the offering hereby, the Company will contribute the net proceeds to the Operating Partnership in exchange for additional Units having terms and conditions substantially similar to those of the Series A Preferred Stock offered hereby.

                            BUSINESS AND PROPERTIES

  The Properties are 13 high quality medical office buildings, an adjacent parking facility, one hospital and retail space. As of February 1, 1997, the Properties were approximately 80.8% leased to over 280 tenants. In June 1996, the Company acquired Tustin Hospital, for which leases are currently being negotiated. The Company's Properties, not including Tustin Hospital, had an occupancy rate of approximately 93.8% as of February 1, 1997. The Company's tenants are primarily established medical practitioners representing a cross section of medical practices.

DESCRIPTION OF THE PROPERTIES AND TENANTS

 Company Properties

  The Company, through the MOB Division, acquires, develops, manages and leases medical office buildings and related health care facilities. Developing and managing medical office properties differs from developing and managing conventional office buildings due to the special requirements of the tenants and their patients. As a variety of medical procedures are now performed in doctors' offices, many medical office buildings have become sophisticated ambulatory centers that allow for out-patient surgery and procedures. In addition, medical office buildings generally have higher maintenance requirements in the public areas due to heavy foot traffic, many short appointments which increase demand on parking facilities, the use of sophisticated medical equipment requiring increased plumbing and electrical capacity and expanded environmental regulations that impose more stringent restrictions on the disposal of medical waste. The management of medical office properties also generally requires experience in specialized tenant improvements and higher levels of responsiveness required by medical practitioners. Additional important management functions include the placement of tenants within medical office properties to accommodate increased space needs and managing the tenant mix at properties so that referrals by practitioners with different specialties within the building is facilitated. The Company stresses meeting these and other special demands of medical property tenants.

  The health care industry is facing various challenges, including increased government and private payor pressure to reduce medical delivery costs. Substantially all of the Company's tenants are in the medical profession and could be adversely affected by cost containment and other health care reform proposals. Proposals that limit access to medical care or reduce the reimbursement of physicians' services may impact the ability of the Company's tenants to pay rent. The Company believes that the aging population in the United States combined with other recent trends in the health care industry such as the performance of non-acute procedures outside of hospitals could spur increased demand for space in full service medical office buildings which contain surgicenters and out-patient facilities, such as those owned by the Company.

  The following table sets forth certain information regarding each of the Properties as of February 1, 1997. The Operating Partnership owns a 100% fee simple interest in all of the Properties, other than 435 North Roxbury in which it owns an indirect 61.8% interest.

                           PROPERTIES--SUMMARY DATA

                              YEAR      RENTABLE RENTED                  TOTAL     AVERAGE
                         CONSTRUCTED OR  SQUARE  SQUARE                ANNUALIZED  RENT PER
      PROPERTY(1)        REHABILITATED  FEET(2)  FEET(3) OCCUPANCY(3)   RENT(4)   SQ. FT.(5)
      -----------        -------------- -------- ------- ------------ ----------- ----------
405 N. Bedford, Beverly
 Hills, CA..............   1947/1987     49,037   49,037    100.0%    $ 2,182,612   $44.51
415 N. Bedford, Beverly
 Hills(6)...............      1955        5,977    5,977    100.0%        216,859    36.28
416 N. Bedford, Beverly
 Hills..................   1946/1986     40,776   39,803     97.6%      1,468,230    36.89
435 N. Bedford, Beverly
 Hills.................. 1950/1963/1984  55,116   51,306     93.1%      1,718,281    33.49
435 N. Roxbury, Beverly
 Hills..................   1956/1983     42,455   39,719     93.6%      1,449,840    36.50
436 N. Bedford, Beverly
 Hills..................      1990       78,799   77,548     98.4%      3,089,602    39.84
Holy Cross Medical
 Plaza..................      1985       72,575   67,539     93.1%      1,895,920    28.07
 11550 Indian Hills Road
 Mission Hills, CA
St. Joseph's
 Professional Building..      1987       25,684   25,684    100.0%        694,250    27.03
 2031 West Alameda Ave.
 Burbank, CA(7)
Sherman Oaks Medical
 Plaza..................   1969/1993     69,422   60,183     86.7%      1,377,910    22.90
 4955 Van Nuys Blvd.
 Sherman Oaks, CA
Regents Medical Center..      1989       62,377   62,377    100.0%      1,555,245    24.93
 4150 Regents Park Row
 La Jolla, CA
Cigna HealthCare
 Building...............      1992       47,604   47,604    100.0%      1,096,796    23.04
 12701 Schabarum Ave.
 Irwindale, CA
1095 Irvine Boulevard...      1995       10,125   10,125    100.0%        197,080    19.46
 Tustin, CA
Tustin--Medical Office
 I......................      1969       16,446    8,156     49.6%        119,576    14.66
 14591 Newport Avenue
 Tustin, CA
Tustin--Medical Office
 II.....................      1985       47,954   40,826     85.1%        503,653    12.34
 14642 Newport Avenue
 Tustin, CA
Tustin Hospital.........      1969      101,000      --       0.0%            --      0.00
 14662 Newport Avenue
 Tustin, CA
Tustin--Vacant land(8)..      --            --       --       --              --       --
 1101 Sycamore Avenue
 Tustin, CA
                                        -------  -------              -----------
Total/Weighted average
 of all properties......                725,347  585,894     80.8%    $17,565,877   $29.98
                                        =======  =======              ===========

--------
(1) The Operating Partnership or the Realty Financing Partnership owns a 100% fee simple interest in all of the Properties except 435 North Roxbury, which is a owned by 435 North Roxbury Drive, Ltd., of which the Operating Partnership owns a 61.8% partnership interest and is the sole general partner.

(2) Rentable square feet includes space used for management purposes but does not include storage space.

(3) Occupancy includes occupied space and space used for management purposes. Rented square feet includes space that is leased but not yet occupied.

(4) Rent is based on third-party leased space billed in February 1997; no rent is assumed from management space.

(5) Average rent per square foot is calculated based upon third-party leased space, excluding management space.

(6) This property includes retail space and parking facilities.

(7) The total annualized rent reflects a rental guarantee from the Sisters of Providence discussed below, which expires October 31, 1998.

(8) This property consists of a vacant lot.

 Beverly Hills, California Properties

  Six of the Properties are located on North Bedford and North Roxbury Drives in the "Golden Triangle" area of Beverly Hills, California, near three major hospitals--Cedars Sinai Medical Center, Century City Hospital and UCLA Medical Center. The buildings feature high quality interior improvements, including rich wood paneling and brass hardware appointments, both in the common areas and in most of the doctors' offices. These six Properties include ten operating rooms, two of which are located in the Saint John's Hospital surgicenter at 405 North Bedford Drive. The 405, 416 and 436 North Bedford Drive buildings each have emergency back-up generators. Parking for these six Properties is provided in the 415 North Bedford garage and in subterranean parking at 436 North Bedford and 435 North Roxbury Drives. Each of these medical office buildings has copper insulated pipe with sufficient capacity for medical use, electrical systems designed for extra load requirements and extensive security systems.

  405 North Bedford Drive, Beverly Hills

  The 405 North Bedford Drive medical office building, built in 1947 and extensively remodeled in 1988, consists of four stories plus a penthouse and a basement. The reinforced brick building, with ground floor retail space, features cherry wood paneled walls and brass hardware in the common areas and decorative concrete trim on the exterior.

  Saint John's Hospital is the only tenant leasing more than 10% of the rentable square footage of 405 North Bedford, occupying 36,787 square feet (approximately 75%) of the rentable square footage in that building. Its lease expires on March 31, 1998 and provides for a monthly rental of $144,015. The lease contains an option to renew for two consecutive five-year terms. Saint John's Hospital subleases much of the space to doctors affiliated with the hospital. Management anticipates that the Company will enter into new leases with the existing sublease tenants at the expiration of Saint John's lease in March 1998.

  415 North Bedford Drive, Beverly Hills

  The 415 North Bedford Drive building is a four-level parking structure with approximately 5,700 square feet of ground floor retail space for seven tenants. The parking structure contains 316 tandem-striped spaces and is valet operated.

  416 North Bedford Drive, Beverly Hills

  The 416 North Bedford Drive property is a four-story reinforced brick medical office building with a basement and ground floor retail space. Built in 1946 and extensively remodeled in 1987, the building features oak paneled walls and molding, brass hardware, tinted concrete borders on the exterior, and fourth floor skylights that provide an open, airy atmosphere in the hallway and some of the suites.

  A plastic surgeon leases more than 10% of the rentable square footage of 416 North Bedford, occupying 4,622 square feet or 11.3% of the rentable square footage of the building. The monthly rental is $17,293. The lease expires on November 30, 2002 and contains a five-year renewal option.

  435 North Bedford Drive, Beverly Hills

  The 435 North Bedford Drive property is a four-story, reinforced brick and masonry medical office building with a penthouse, basement, and ground floor retail space. Built in 1959 and extensively remodeled in 1984, the building features oak molding, wall sconces and paneling in the hallways plus stained runner boards and built-in stained hardwood cabinets in some of the medical office suites.

  435 North Roxbury Drive, Beverly Hills

  The 435 North Roxbury Drive property is a four-story medical office building with a penthouse, subterranean parking and retail space on the ground floor. The building, which was built in 1956 and extensively remodeled in 1983, features a reinforced brick and masonry exterior and raised, oak-stained paneling and molding in the hallways.

  Two tenants in 435 North Roxbury each occupy more than 10% of the rentable square footage. A dermatologist occupies 5,291 square feet (12.5% of the rentable square footage) pursuant to a lease which provides for a monthly rental of $16,667. The lease expires September 30, 2001 and contains a provision for a five-year renewal option. An internist occupies 6,183 square feet (14.6% of the rentable square footage) pursuant to a lease which provides for a monthly rental of $18,549. The lease expires on November 30, 1999.

  436 North Bedford Drive, Beverly Hills

  The 436 North Bedford Drive property is a three-story medical office building with three levels of subterranean parking. Built in 1990, the building features ground floor retail and office space surrounding a central courtyard and balconies at selected locations on the second and third floors. The exterior is clad in rose color sandstone with cast stone and granite trim. The central courtyard features a cascading waterfall sculpture and stone pavers with intricate marble and stone patterns. Cherry wood paneled walls also line the elevator lobbies on all floors and portions of the hallways.

 Holy Cross Medical Plaza, Mission Hills

  The Holy Cross Medical Plaza is situated on approximately 2.6 acres of the 15-acre campus of Holy Cross Medical Plaza, a 316-bed hospital. The campus also includes the Villa de la Santa Cruz skilled nursing facility, another medical office building, a magnetic resonance imaging center, and an outpatient diagnostic center. Built in 1984, the Holy Cross Medical Plaza is a three-story office building occupied primarily by medical and dental practitioners. A two-story parking structure and an open asphalt-paved lot can accommodate a total of 333 vehicles. The surrounding site is landscaped with grass, trees, shrubs, and planter boxes.

  Two tenants occupy more than 10% of the rentable square footage in the Holy Cross Medical Plaza property. Holy Cross Surgical Center occupies 12,456 square feet (17.2% of the rentable square footage) pursuant to a lease that provides for monthly rent of $37,040. The lease expires October 31, 2006 and provides for a ten-year renewal option. Dialysis Center occupies 10,639 square feet (14.7% of the rentable square footage) pursuant to a lease that provides for monthly rent of $19,633.00. The lease expires March 31, 2006 and provides for two, five-year renewal options.

 St. Joseph's Professional Building, Burbank

  The Saint Joseph's Professional Building is a steel frame, brick-facade building, constructed in 1987, that features two floors of office space over three levels of subterranean parking which can accommodate up to 100 vehicles. The building is located one-quarter of a mile from Saint Joseph's Hospital and is directly across the street from the Walt Disney Company's world headquarters campus. Saint Joseph's Hospital includes 658 beds and is owned by the Sisters of Providence, an organization which owns other hospitals throughout North America. The Saint Joseph's Professional Building was acquired from the Sisters of Providence, who have guaranteed up to an annual gross rent of $765,000 per year through October 31, 1998; however, the guarantee is limited to a maximum annual reimbursement of $225,000. Currently, the office building is fully leased. Since the acquisition, the Company has negotiated with the existing tenants to extend their leases beyond the rent guarantee period.

  Two tenants in St. Joseph's Professional Building occupy more than 10% of the rentable square footage. Total Renal Care occupies 9,067 square feet (35.3% of the rentable square footage) pursuant to a lease which provides for a monthly rental of $21,403 plus expense reimbursements for excess utility consumption. Its lease expires October 31, 2000 and provides for one five-year renewal option. A doctors' group occupies five medical suites totaling 8,942 square feet (34.82% of the rentable square footage) pursuant to leases which provide for aggregate monthly rents of $19,145. The leases expire beginning on various dates between October 31, 1998 and October 31, 2001.

 Sherman Oaks Medical Plaza, Sherman Oaks

  The Sherman Oaks Medical Plaza is a seven-story office building, constructed in 1968, that is adjacent to the Sherman Oaks Hospital and Health Center, a 156-bed hospital which includes the major burn center for the San Fernando Valley. A $1 million capital improvement program renovating the building systems and common areas of the Sherman Oaks Medical Plaza was completed in 1994. The Company also owns the adjacent air rights and three-level parking structure behind the property which provides a total of 426 parking spaces. The land beneath the parking structure is owned by Sherman Oaks Hospital which also leases 150 parking spaces in the structure. As of December 31, 1996, the Sherman Oaks Medical Plaza was 86.7% occupied.

 Regents Medical Center, La Jolla

  The Regents Medical Center is a three story building situated on approximately 2.6 acres in the University Town Center area of San Diego, near the University of California, San Diego. The building, which was constructed in 1989, has ground level retail spaces, two upper floors of medical offices, and subterranean and ground level parking that can accommodate a total of 285 vehicles. As of December 31, 1996, the building was 100% occupied.

  UCSD Orthomed, an affiliate of the University of California, occupies 14,036 square feet (approximately 21%) of the rentable area of the building pursuant to leases which provide for an aggregate monthly rental of $27,167. The leases expire at various dates between January 31, 2000 and January 31, 2002.

 Cigna HealthCare Building, Irwindale

  The Cigna HealthCare Building in Irwindale, California is a two story medical office building, constructed in 1992, on a site that provides two parking areas with a total of 244 spaces. This property was 100% leased to Cigna HealthCare of California, Inc., which subsequently assigned the lease to Caremark International, Inc., effective January 1, 1996. The Company gave its conditional approval of the assignment on April 5, 1996 subject to certain conditions. Rent obligations under the lease are guaranteed by Cigna HealthCare, Inc. The lease, which provides for monthly rent of $91,399 triple net, expires November 30, 2004 and provides for two, five-year options.

 1095 Irvine Boulevard, Tustin

  The 1095 Irvine Boulevard building in Tustin, California was redeveloped in 1995 as a primary healthcare center for physicians who are part of the St. Joseph Hospital of Orange healthcare network. The property is leased to St. Joseph Hospital, Inc. under a net lease with a 15 year term, which began in August 1995, and provides for annual cost of living rent escalations. The lease provides for a monthly rental of $16,087 and expires on July 31, 2010.

 Tustin Medical Plaza, Tustin

  In June 1996, the Company acquired the Tustin Properties in Tustin, California. Tustin Medical Plaza consists of two medical office buildings, a parcel of vacant land and a hospital which was vacant when purchased. Leases for the hospital are currently being negotiated.

 Tustin Hospital, Tustin

  The 14662 Newport Avenue building in Tustin, California is a single-story, 183-bed, 101,000 square foot hospital that was developed in two phases beginning in 1969 and ending in 1974. The hospital includes a full service emergency room, five operating rooms, an intensive care ward, administrative offices, conference rooms, kitchen and cafeteria, pharmacy, gift shop, x-ray facilities and a basement service area. The hospital has an emergency back-up generator with a 10,000 gallon underground fuel tank that complies with current environmental requirements. In addition, all of the hospital's medical equipment and supplies are still located within the hospital. The hospital was vacant when the Company acquired the property on June 14, 1996.

  The Company is engaged in lease negotiations with respect to the hospital and the vacant space in the adjacent buildings. Although there can be no assurances, management anticipates that a lease will be signed in the near future. The hospital facility was leased to a television production company from January 31, 1997 through March 9, 1997.

 Tustin--MOB I

  The 14591 Newport Avenue building in Tustin, California is a two-story medical office building that was constructed in 1975 on a 1.2-acre site. The site is landscaped with grass lawns, shrubs, and trees and includes an asphalt-paved parking lot with approximately 105 parking spaces, representing a parking ratio of 6.4 parking spaces per 1,000 square feet of building area. The office building was approximately 49.6% leased as of December 1996.

 Tustin--MOB II

  The 14642 Newport Avenue building in Tustin, California is a four-story medical office building, developed in 1985, that features a surgery center with three operating rooms, a pharmacy, and an industrial clinic on the first floor. Medical offices are located on all of the other floors. The occupancy rate was approximately 85.1% as of December 1996.

  One tenant occupies more than 10% of the rentable square footage in the 14642 Newport Avenue Building. Pacific Health Corporation leases the surgery center and occupies 7,444 square feet (14% of the rentable square footage) pursuant to a lease that provides for a monthly rental of $16,749.00. The lease expires on November 30, 2001 and provides for one, five-year renewal option.

PHP JOINT VENTURE PROPERTIES

  In February 1997, the Company entered into the PHP Joint Venture. The PHP Joint Venture subsequently purchased six medical office properties in New Jersey having a total of 80,415 square feet at a purchase price of $22.4 million. The Company and PHP funded the $4.4 million down payment in proportion to their ownership interests in the PHP Joint Venture (80.5% for the Company and 19.5% for PHP), with the Company's contribution financed by a loan from the GLN Venture to the Company and secured by the Company's interest in the PHP Joint Venture. The balance of the purchase price was financed by two loans from PHP, secured by first and second deeds of trust. The greater of the two loans, at $16 million, carries a term of six months and gives PHP a right upon default to purchase the Company's interest in the new entity. Until May 31, 1997, PHP has an option to purchase the Company's interest in the PHP Joint Venture. PHP has leased the properties from the PHP Joint Venture pursuant to a 25-year net operating lease and has entered into a three-year contract as a preferred provider to Blue Cross/Blue Shield of New Jersey.

  The following table sets forth certain information regarding each of the PHP properties as of March 1, 1997. Each of the following properties is 100% leased by the PHP Joint Venture to PHP under the terms of a 25-year net operating lease.

                                        YEAR      RENTABLE   TOTAL     AVERAGE
                                   CONSTRUCTED OR  SQUARE  ANNUALIZED  RENT PER
   PROPERTY                        REHABILITATED  FEET(1)   RENT(2)   SQ. FT.(3)
   --------                        -------------- -------- ---------- ----------
   2103 Mt. Holly Rd..............      1994       12,560  $  414,000   $32.96
    Burlington, NJ
   150 Century Parkway............      1995       12,560     371,450    29.57
    Mt. Laurel, NJ
   274 Highway 35, South..........      1995       12,560     457,930    36.46
    Eatontown, NJ
   80 Eisenhower Drive............      1994       12,675     401,465    31.67
    Paramus, NJ
   16 Commerce Drive..............      1963       17,500     468,740    26.79
    Cranford, NJ
   4622 Black Horse Pike..........      1994       12,560     416,415    33.15
    Mays Landing, NJ
                                                   ------  ----------   ------
     Total/Weighted average.......                 80,415  $2,530,000   $31.46
                                                   ======  ==========   ======

--------
(1) Rentable square feet includes space used for management purposes but does not include storage space.
(2) Rent is based on third-party leased space billed in February 1997; no rent is assumed from management space.
(3) Average rent per square foot is calculated based upon third-party leased space, excluding management space.

LEASES

 The Company's Properties

  As of February 1, 1997, the Properties were approximately 81% leased. New leases and extensions are normally granted for a minimum of five years and provide for annual rent increases. Office tenants generally have gross leases whereby rents may be adjusted for a tenant's proportionate share of any increases in the cost of operating the building. Most retail tenants have net leases and pay their share of all operating expenses including property taxes and insurance. The following is a lease expiration table setting forth the number, square feet, and associated annual rent for those leases expiring in future years.

                               NUMBER OF   APPROXIMATE                 % OF
                                LEASES     TOTAL RENTED   ANNUAL   TOTAL ANNUAL
   YEAR OF LEASE EXPIRATION   EXPIRING(1) SQUARE FEET(1)   RENT      RENT(2)
   ------------------------   ----------- -------------- --------- ------------
    1997....................       43         56,055     1,772,146    10.09%
    1998....................       55        116,966     4,211,218    23.97%(3)
    1999....................       37         54,869     1,655,215     9.42%
    2000....................       39         66,911     2,206,450    12.56%
    2001....................       33         49,530     1,570,882     8.94%
    2002....................       14         36,223     1,100,800     6.27%
    2003....................        6          8,397       260,094     1.48%
    2004....................        5         53,348     1,241,556     7.07%
    2005....................       10         25,291       889,111     5.06%
    2006....................       12         30,677     1,054,756     6.00%
    2007 or later...........        5         23,882       699,227     3.98%

--------
(1) Does not include month-to-month leases, management space or vacant space.
(2) % of Total Annual Rent is based upon annualized revenues of $17,565,877.
(3) Includes the 36,787 sq. ft. lease with St. John's Hospital. St. John's Hospital has subleased the majority of this space to third-party doctors. The Company will enter into new leases with the existing sublease tenants when the lease with Saint John's Hospital expires in 1998 if St. John's does not exercise its option to renew.

  The Company has been successful in obtaining lease renewals, achieving a weighted average renewal rate of approximately 91.1% on medical office leases expiring during the 12 month period ended December 31, 1996. Although there can be no assurances that such renewal level can be maintained, the Company believes this high renewal rate is due in part to the tendency of medical practitioners to continue to practice in the same space over a number of years. Also, the Company's tenants frequently invest large sums of money in equipment and fixtures for their offices. Furthermore, relocating a doctor's office can be disruptive to the patients who are familiar with the doctor's office location.

  The following table sets forth the scheduled annual rent increases for the leases with respect to the Properties in effect at December 31, 1996.

                                                                          % OF
                                                                         TOTAL
                                                                        RENTABLE
                                                                SQUARE   SQUARE
     SCHEDULED ANNUAL RENT INCREASES                            FEET(1) FEET(1)
     -------------------------------                            ------- --------
     None...................................................... 132,128  22.20%
     Consumer Price Index related.............................. 190,182  31.96%
     2%........................................................  16,680   2.80%
     3%........................................................  35,986   6.05%
     4%........................................................  42,876   7.20%
     5%........................................................ 136,165  22.88%
     8%........................................................   3,830   0.64%

--------
(1) Does not include 6.3% of the total rental square feet which is leased on a month-to-month basis, vacant space, space used for building management and space used for management of the Company.

  The historical occupancy of the Properties is shown in the following table:

   PROPERTY                                    1996   1995   1994   1993   1992
   --------                                    -----  -----  -----  -----  ----
   405 N. Bedford............................  100.0% 100.0%  96.2%  97.8% 96.3%
   415 N. Bedford(1).........................  100.0% 100.0% 100.0% 100.0% 84.0%
   416 N. Bedford............................   97.6% 100.0% 100.0%  97.2% 97.3%
   435 N. Bedford............................   93.1%  89.2%  85.3%  97.7% 97.9%
   435 N. Roxbury............................   93.6%  95.6%  91.7%  94.5% 98.6%
   436 N. Bedford............................   98.4%  90.0%  92.8% 100.0% 91.3%
   Holy Cross Medical Plaza(2)...............   93.1%  94.7%  87.7%   N/A   N/A
   St. Joseph's Professional Building(3).....  100.0% 100.0% 100.0%   N/A   N/A
   Sherman Oaks Medical Plaza(2).............   86.7%  90.0%  79.8%   N/A   N/A
   Regents Medical Center(2).................  100.0%  90.9%  87.6%   N/A   N/A
   Cigna HealthCare Building(2)..............  100.0% 100.0% 100.0%   N/A   N/A
   1095 Irvine Boulevard(4)..................  100.0% 100.0%   N/A    N/A   N/A
   14591 Newport Avenue, Medical Office I(5).   49.6%   N/A    N/A    N/A   N/A
   14642 Newport Avenue, Medical Office
    II(5)....................................   85.1%   N/A    N/A    N/A   N/A
   14662 Newport Avenue, Hospital(5).........    0.0%   N/A    N/A    N/A   N/A
                                               -----  -----  -----  -----  ----
     Weighted average........................   80.8%  94.2%  90.9%  97.9% 95.4%
                                               =====  =====  =====  =====  ====

--------
(1) Retail space and parking facilities

(2) Acquired in 1994

(3) Acquired in December 1993

(4) Placed in service in 1995

(5) Acquired in June 1996

  The following tables set forth the base rent per square foot and annualized base rent for the Properties for the past five years.

                           BASE RENT PER SQUARE FOOT

   PROPERTY                                   1996   1995   1994   1993   1992
   --------                                  ------ ------ ------ ------ ------
   405 N. Bedford........................... $44.51 $41.64 $42.01 $37.87 $37.02
   415 N. Bedford(1)........................  36.28  36.21  36.79  36.41  33.30
   416 N. Bedford...........................  36.89  37.04  40.88  39.31  38.25
   435 N. Bedford...........................  33.49  34.35  39.25  39.03  39.07
   435 N. Roxbury...........................  36.50  37.11  38.39  38.12  36.02
   436 N. Bedford...........................  39.84  42.13  44.71  44.17  44.34
   Holy Cross Medical Plaza(2)..............  28.07  25.91  28.77    N/A    N/A
   St. Joseph's Professional Building(3)....  27.03  29.12  29.92    N/A    N/A
   Sherman Oaks Medical Plaza(2)............  22.90  23.32  23.57    N/A    N/A
   Regents Medical Center(2)................  24.93  27.11  28.38    N/A    N/A
   Cigna HealthCare Building(2).............  23.04  23.04  23.01    N/A    N/A
   1095 Irvine Boulevard(4).................  19.46  17.14    N/A    N/A    N/A
   14591 Newport Avenue, Medical Office
    I(5)....................................  14.66    N/A    N/A    N/A    N/A
   14642 Newport Avenue, Medical Office
    II(5)...................................  12.34    N/A    N/A    N/A    N/A
   14662 Newport Avenue, Hospital(5)........   0.00    N/A    N/A    N/A    N/A
                                             ------ ------ ------ ------ ------
     Weighted average....................... $29.98 $31.70 $34.01 $40.15 $39.50
                                             ====== ====== ====== ====== ======

--------
(1) Retail space and parking facilities

(2) Acquired in 1994

(3) Acquired in December 1993

(4) Placed in service in 1995

(5) Acquired in June 1996

                              ANNUALIZED BASE RENT
                             (AMOUNTS IN THOUSANDS)

          PROPERTY               1996      1995      1994      1993      1992
          --------             --------- --------- --------- --------- ---------
405 N. Bedford...............  $ 2,182.6 $ 2,033.3 $ 1,904.2 $ 1,914.2 $ 1,740.8
415 N. Bedford(1)............      216.9     216.4     210.4     205.2     167.2
416 N. Bedford...............    1,468.2   1,510.5   1,658.0   1,598.9   1,517.6
435 N. Bedford...............    1,718.3   1,689.6   1,660.3   2,043.6   2,108.2
435 N. Roxbury...............    1,449.8   1,506.8   1,494.9   1,597.7   1,507.8
436 N. Bedford...............    3,089.6   2,987.7   3,221.9   3,433.8   3,189.9
Holy Cross Medical Plaza(2)..    1,895.9   1,749.2   1,784.5       N/A       N/A
St. Joseph's Professional
 Building(3).................      694.3     757.5     764.4       N/A       N/A
Sherman Oaks Medical
 Plaza(2)....................    1,377.9   1,457.3   1,276.9       N/A       N/A
Regents Medical Center(3)....    1,555.2   1,639.6   1,531.0       N/A       N/A
Cigna HealthCare Building(2).    1,096.8   1,096.8   1,096.8       N/A       N/A
1095 Irvine Boulevard(4).....      197.0     173.5       N/A       N/A       N/A
14591 Newport Avenue, Medical
 Office I(5).................      119.6       N/A       N/A       N/A       N/A
14642 Newport Avenue, Medical
 Office II(5)................      503.7       N/A       N/A       N/A       N/A
14662 Newport Avenue,
 Hospital (5)................        0.0       N/A       N/A       N/A       N/A
                               --------- --------- --------- --------- ---------
  Total......................  $17,565.8 $16,818.3 $16,603.3 $10,793.4 $10,231.5
                               ========= ========= ========= ========= =========

--------
(1) Retail space and parking facilities

(2) Acquired in 1994

(3) Acquired in December 1993

(4) Placed in service in 1995

(5) Acquired in June 1996

  The Company's medical offices include a broad mix of medical specialties and other uses as shown in the table below:

                                                                    % OF TOTAL
                                                         NUMBER   LEASED MEDICAL
     PRACTICE AREA                                      OF SUITES  OFFICE SPACE
     -------------                                      --------- --------------
     Allergist.........................................      1          0.27%
     Chiropractic......................................      2          0.55%
     Dentistry.........................................     52         13.51%
     Dialysis..........................................      4          1.93%
     Dermatology.......................................     15          5.15%
     Ear/Nose/Throat...................................      4          1.44%
     General Practice..................................      5          1.79%
     General Surgery...................................     11          8.47%
     Hospital..........................................      6         12.84%
     Internal Medicine.................................     39         14.41%
     Laboratory........................................      5          0.92%
     Nephrology........................................      1          0.41%
     Neurology.........................................      1          0.20%
     Obstetrics/Gyn....................................      9          2.53%
     Ophthalmology.....................................     10          3.73%
     Other.............................................     10          2.36%
     Pediatrics........................................      2          1.02%
     Pharmacy..........................................      4          1.22%
     Physical Therapy..................................      9          2.99%
     Plastic Surgery...................................     17          6.95%
     Podiatry..........................................      4          0.65%
     Psychiatry........................................     10          1.74%
     Psychology........................................     19          3.48%
     Retail............................................     40         10.01%
     Urology...........................................      3          1.43%
                                                           ---        ------
       Total...........................................    280        100.00%
                                                           ===        ======

 PHP Joint Venture Properties

  As of March 1, 1997, the PHP Joint Venture properties were 100% leased to PHP pursuant to 25-year net operating leases. Each property is subject to a single lease for 100% of the space. Each lease provides for a fixed rent through August 31, 1999 and thereafter provides for increases (but not decreases) related to the Consumer Price Index.

  The following table sets forth the base rent per square foot and annualized base rent for the PHP properties pursuant to leases with the PHP Venture.

                           BASE RENT PER SQUARE FOOT

                                                           BASE RENT
                                                              PER       ANNUAL
   PROPERTY                                               SQUARE FOOT BASE RENT
   --------                                               ----------- ----------
   2103 Mt. Holly Rd. ...................................   $32.96    $  414,000
    Burlington, NJ
   150 Century Parkway...................................    29.57       371,450
    Mt. Laurel, NJ
   274 Highway 35, South.................................    36.46       457,930
    Eatontown, NJ
   80 Eisenhower Drive...................................    31.67       401,465
    Paramus, NJ
   16 Commerce Drive.....................................    26.79       468,740
    Cranford, NJ
   4622 Black Horse Pike.................................    33.15       416,415
    Mays Landing, NJ
                                                            ------    ----------
     Total/Weighted average..............................   $31.46    $2,530,000
                                                            ======    ==========

LENDING

 Senior Care Division

  The Company, through the Senior Care Division, makes first mortgage loans for the purpose of acquiring independent senior care facilities, which loans are secured by the facilities acquired. The loans typically are intended to serve as bridge or interim financing (typically 6 to 24 months) for the acquisition of senior care facilities by unrelated parties. The maturity of the loan made by the Company is determined primarily by the timing of the sale of tax exempt bonds or the completion of other permanent financing. Some of the proceeds received from the sale of newly issued bonds are used to repay the first mortgage loan issued by the Company. The Company has from time to time extended the maturity dates of the outstanding loans to give borrowers additional time to obtain tax exempt financing and taken a participation interest in such loans upon maturity in lieu of full debt repayment in the form of cash. The loans generally bear interest at fixed rates, with the per annum interest rate increasing under certain circumstances in which an extension of the original maturity date is required due to the timing and availability of financing. The Company may receive fees and certain other consideration for making the loans. From June 1995 through December 31, 1996, the Company made a total of seven loans in an aggregate principal amount of approximately $26.9 million for the purpose of acquiring senior care facilities and acquired $20.0 million in existing bonds, all of which are secured by first mortgages on the facilities acquired.

  The following table sets forth certain information regarding the loans secured by senior care facilities made by the Company's Senior Care Division from its inception in June 1995 through March 1, 1997:

                                 LOAN    MORTGAGE  MATURITY
    PROPERTY SECURING LOAN       DATE     AMOUNT     DATE            DEBT SERVICE
    ----------------------       ----   ---------- --------          ------------
 93-bed nursing home located
  in Huntingdon County,
  Pennsylvania...............  6/23/95  $1,472,500 8/22/96(1)  Monthly interest-only payments in arrears at
                                                                12% per annum. The
                                                                loan included an
                                                                origination fee of
                                                                $72,500.
 72-unit assisted living
  facility located in Berlin,
  Maryland...................  6/30/95   4,042,500 5/15/96(1)  Monthly interest-only
                                                                payments in arrears at
                                                                12% per annum. The
                                                                loan included an
                                                                origination fee of
                                                                $192,500.
 58-bed nursing home located
  in Richfield, Pennsylvania
  and a 48-bed nursing home
  located in Eldred,
  Pennsylvania...............   9/1/95   2,215,000 8/22/96(1)  Monthly interest-only
                                                                payments in arrears at
                                                                12% per annum. The
                                                                loan included an
                                                                origination fee of
                                                                $125,000.
 60-bed intermediate care
  nursing home and 16
  Alzheimer's apartments
  capable of accommodating 38
  residents, located in
  Phoenix, Arizona...........  10/13/95  4,466,000 7/31/97     Monthly interest-only
                                                                payments in arrears at
                                                                12% per annum. The
                                                                loan included an
                                                                origination fee of
                                                                $204,000.
 235-bed nursing facility
  located in Olathe, Kansas..  4/25/96
     third trust deed........            1,067,500  9/9/97     Monthly interest-only
     fifth trust deed........              750,000  9/9/97      payments in arrears at
                                                                10.55% per annum for
                                                                each of the third and
                                                                fifth trust deeds. The
                                                                third trust deed
                                                                included an
                                                                origination fee of
                                                                $67,500.

 122-bed nursing facility
  located in Indiana County,
  Pennsylvania...............  5/29/96   6,682,240 8/22/96(1)  Monthly interest-only
                                                                payments in arrears at
                                                                12% per annum. The
                                                                loan included an
                                                                origination fee of
                                                                $267,240.
 225-bed intermediate and
  skilled care facility
  located in Hyattsville,
  Maryland...................   4/3/96   6,175,000  6/7/97     Monthly interest-only
                                                                payments in arrears at
                                                                12% per annum. The
                                                                loan included an
                                                                origination fee of
                                                                $250,000.

--------
(1) Date of repayment

 Medical Office Building Division

  In May 1995, the Company entered into an agreement to loan $1.2 million to an unaffiliated partnership for use in redeveloping a 120,000 square foot medical center in Beverly Hills, California. The loan, which was originally secured by a second deed of trust on the medical center, is personally guaranteed by the general partner of this partnership. The guaranty is secured by a pledge of 1.0 million shares of common stock issued by a publicly traded company, which shares had an aggregate value of approximately $700,000 as of April 21, 1997. The loan, which bears interest at the rate of 10% per annum, had an original maturity date of June 1, 1996; the maturity date was subsequently extended to May 31, 1997. Under the terms of the extension agreement, the medical center in Beverly Hills, California was released as security for the loan, and a hospital facility located in Fort Worth, Texas valued at approximately $3.0 million was pledged as replacement security.

 GLN Venture

  The GLN Venture markets two different loan products: a short term loan and a participating loan. The short term loan is a purchase-money mortgage designed for stabilized facilities that enables buyers to close an acquisition quickly without the delays inherent in a bond financing transaction. The typical loan is for approximately 12 months and is generally repaid from the proceeds of a bond offering. The GLN Venture earns points as well as interest on these loans. The participating loans generally have a 24-month horizon and involve facilities in which management believes there is an opportunity to create value in a project, in many cases a turnaround situation. The participating loans enable the GLN Venture to participate in gains resulting from a turnaround in addition to the standard points and interest.

  The GLN Venture funded its first loan in February 1997, providing $6.4 million for the acquisition of the Institute of Pennsylvania Hospital in Philadelphia, Pennsylvania. The loan is a participating mortgage that carries an 18-month term, has an interest rate of 30-day LIBOR plus 6.5% and is secured by a first deed of trust. The borrower, CoreCare Behavioral Management, expects to operate a 162-bed psychiatric facility on the property and lease the balance of the property, with the exception of a portion of the land which will be sold. Pursuant to the terms of the loan, the borrower will be required to pay an additional participation amount of up to approximately $700,000 when the loan is repaid.

  The GLN Venture funded its second loan in March 1997 in the principal amount of approximately $3.7 million to the Company for purposes of funding the Company's contribution to the PHP Joint Venture. The loan carries a term of six months and an interest rate of 12%. The loan may be extended for additional six-month periods, provided, however, that during each month that the loan is outstanding after the first six-month term the interest rate is increased by 1% per month. The loan may be prepaid at any time after the first four months and is secured by the Company's interest in the PHP Joint Venture.

  In May 1997 the GLN Venture made a $1.45 million loan to the purchaser of Theme World RV Park, a 288-space recreational vehicle park in Orlando, Florida. The GLN Venture received a first mortgage lien on the property and also received a guarantee from an entity related to the purchaser. The loan has a term of 24 months and carries an interest rate of 9%. The GLN Venture additionally received a loan fee of two points and a special interest in the partnership that purchased the property.

INVESTMENTS IN BONDS

  In October 1995, the Company acquired $20.9 million face value of tax-exempt 1989 Series A Health Care Bonds issued by the Massachusetts Industrial Finance Agency due 2017 (the "Series A Bonds") and $5 million face value of 1989 Series B Health Care Revenue Bonds issued by the Massachusetts Industrial Finance Agency due 2019 (the "Series B Bonds") for an aggregate purchase price of $19.9 million. The Series A Bonds and Series B Bonds are secured by three nursing homes owned by Hampden Nursing Homes, Inc., a Massachusetts nonprofit corporation. Principal and interest payments due on these unrated bonds are paid by the bond trustee out of the debt service payments received from the underlying mortgages. The State of Massachusetts has not guaranteed the bonds and the underlying mortgages are not insured in the event of default. Interest on the Series A and Series B Bonds is payable at the rates of 9.75% and 9.5%, respectively. At the time of acquisition, there was approximately $1.4 million of unpaid interest accrued on the Series B Bonds. The Series A Bonds are not callable and the Series B Bonds are subordinated in right of payment to the Series A Bonds.

  The three senior care facilities pledged as security for the bonds are Riverdale Gardens Nursing Home located in West Springfield, Massachusetts, Chestnut Hill Nursing Home in East Longmeadow, Massachusetts and Mary Lyon Nursing Home in Hampden, Massachusetts.

  Riverdale Gardens Nursing Home is a 168-bed nursing facility currently licensed for 84 skilled care and 84 intermediate care beds with 16 private and 76 double occupancy rooms. Constructed in various stages between 1957 and 1975, the property consists of a single story 54,451 square foot masonry building on a 3.85 acre site with a 3,366 square foot single family residence on an adjacent 30,000 square foot lot.

  Chestnut Hill Nursing Home is a 123-bed nursing home consisting of 82 skilled nursing and 41 intermediate care beds in 15 private and 54 double occupancy rooms. The facility is a 49,198 square foot single story brick building constructed in 1984 on approximately 11.9 acres of land.

  Mary Lyon Nursing Home occupies a 28,940 square foot building situated on
3.7 acres and was originally constructed in 1959 and renovated in 1986. The facility is licensed for 100 beds of which 40 are skilled nursing and 60 are intermediate care beds. The bed compliment consists of ten private rooms, 39 double occupancy and three quadruple occupancy rooms.

  In March 1997, the Company sold the Series A and Series B Bonds, which collectively had an outstanding face value of $25.6 million plus an additional $2.0 million of accrued and unpaid interest, to the GLN Venture for $7.7 million in cash and assigned to the GLN Venture $14.0 million in indebtedness owed to GMAC-CM.

INSURANCE

  The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to the Properties. There are certain types of losses which may either be uninsurable or not economically insurable. There can be no assurance that policies maintained by the Company will be adequate in the event of a loss. The Company carries earthquake insurance with respect to eight of its Properties. All of the Properties directly owned by the Company are located in Southern California (the Company indirectly owns six properties located in New Jersey through the PHP Joint Venture of which the Company owns approximately 80%), which has a history of seismic activity including the 1994 Northridge earthquake, which damaged the Holy Cross Medical Plaza property. Should an uninsured loss occur, the Company could lose its investment in, and anticipated earnings and cash flow from, a Property. See "Risk Factors--Uninsured Loss."

GOVERNMENT REGULATION

  Environmental Matters. Under various Federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in its property. These laws impose liability without regard to whether the owner knew of, or was responsible for, the presence of any hazardous or toxic substances. The presence of such substances, or the failure to properly remediate these substances, may adversely affect the owner's ability to borrow using the real estate as collateral and may subject the owner to material remediation costs. All of the Properties have been subject to Phase I environmental assessments (which involve inspection of the subject property, but no soil sampling or groundwater analysis) by independent environmental consultants. Although restricted in scope, these independent assessments revealed no material evidence of existing environmental liability, and the Company has not been notified by any governmental authority of any noncompliance by, liability for, or other claim against the Company in connection with environmental matters related to the Properties. While the Company is not aware of any environmental liability that it believes would have a material adverse effect on its business, assets or results of operations, no assurance can be given that the environmental assessments revealed all potential environmental liabilities or that no prior owner created any material environmental condition not known to the Company or that future uses or conditions (including changes in applicable environmental laws and regulations) will not result in imposition of environmental liability.

  The independent environmental assessments include selective sampling for asbestos where the age of the buildings or the types of materials warranted such sampling. Limited quantities of non-friable asbestos were present in the Sherman Oaks Medical Plaza. The Company removed the asbestos in 1994 in connection with the renovation of this building.

  As part of the normal practice of doctors, medical waste is generated. The Company's leases require the individual tenants to make arrangements for the disposal of medical waste and requires all tenants to provide proof that they have contracted with a third party service to remove waste from the premises each night. The handling and disposal of this waste is the responsibility of the tenants; however, the Company remains responsible as the owner of the property. There can be no assurances that all such medical waste will be properly handled and disposed of or that the Company will not incur costs in connection with improper disposal of medical waste by its tenants.

  Americans with Disabilities Act. All of the Properties are required to comply with the ADA. The ADA generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers and noncompliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. The Company believes it is in substantial compliance with the ADA and that it will not be required to make substantial capital expenditures to address the requirements of the ADA. If required changes involve a greater expenditure than the Company currently anticipates, the Company's ability to make expected distributions could be adversely affected. See "Risk Factors-- Government Regulation; Cost of Compliance with Americans with Disabilities Act."

                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

  The following is a discussion of the Company's investment objectives and acquisition policies, financing policies, conflict of interest policies and policies with respect to certain other activities. The Company's policies with respect to these activities have been determined by the Board of Directors and may be amended or revised from time to time at the discretion of the Board of Directors without a vote of the stockholders of the Company. As the sole general partner of the Operating Partnership, the Company also determines the policies of the Operating Partnership.

INVESTMENT OBJECTIVES

  The Company's primary business objective is to maximize the total return to stockholders through increases in dividends and appreciation in the value of the Company's capital stock through long-term investment in medical office properties, either directly or through affiliates, and short term investment in loans secured by senior care facilities located throughout the United States, either directly or through affiliates. The Company seeks to achieve this objective by enhancing the operating performance of its existing properties as well as through the selective acquisition of medical office buildings and by originating loans secured by senior care facilities. Key elements of the Company's MOB Division's operating strategy include: (i) improving rental income and cash flow by aggressively marketing available space; (ii) designing and renovating tenant space to meet the diverse needs of medical practitioners; (iii) actively managing renovation costs and minimizing other operating expenses such as leasing commissions by conducting management, leasing, maintenance and marketing activities internally; (iv) maintaining a diversified tenant base consisting of a cross section of medical specialties; and (v) emphasizing regular maintenance, periodic renovation and capital improvements to maximize long-term returns. Key elements of the Company's Senior Care Division's operating strategy include (i) making short-term secured bridge loans typically to nonprofit entities; (ii) monitoring the issuance of tax-exempt bonds by a political subdivision with which the nonprofit entity has contracted; and (iii) negotiating the repayment of the Company's loans through a combination of cash payments and permanent loan replacement.

ACQUISITION POLICIES

  The Company intends to continue to acquire existing medical office properties from numerous types of owners including hospital owners, government agencies and lending institutions which have taken control of such properties. The Company believes that its expertise in managing medical office buildings provides it with opportunities to acquire medical office buildings on favorable economic terms. In its acquisition analysis, management reviews certain factors including: (i) location of the property, particularly its proximity to major hospitals; (ii) construction quality and design of the property; (iii) historical, current and projected cash flow of the property;
(iv) potential for increased cash flow and capital appreciation of the property; (v) tenant mix and terms of the tenant leases, including the potential for rent increases; (vi) occupancy and demand by tenants for medical office properties in the vicinity; and (vii) prospects for liquidity through sale, financing or refinancing of the property. The Company's strategy is to seek properties that are available at prices below estimated replacement cost and are expected to produce a total return that will enhance stockholder returns. No assurance can be given that the Company will be able to continue to make acquisitions on favorable terms or that the yield to the Company from future acquisitions will compare favorably with yields currently realized on the existing Properties.

  Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, the Company also may invest in securities of entities engaged in real estate activities or securities of other issuers (including capital stock or debt securities), including for the purpose of exercising control over such entities, although it has not done so in the past and has no present intention to do so. The Company may acquire all or substantially all of the securities or assets of other REITs or similar entities where such investments would be consistent with the Company's investment policies. See "Federal Income Tax Considerations--Taxation of the Company."

  There are no limitations on the percentage of the Company's assets that may be invested in any one property or venture. The Board of Directors may establish limitations as it deems appropriate from time to time. No limitations have been set on the number of properties in which the Company will seek to invest or on the concentration of investments in any one geographic region.

  Except for the vacant parcel of land on Sycamore Avenue in Tustin, California, the Company has no current intention to dispose of any of the Properties, although it may do so if the Board of Directors determines that a disposition would be in the best interests of the Company.

LENDING POLICIES

  The Company intends to continue to make loans for the purchase of senior care facilities located throughout the United States. These short term loans are typically for a 6-24 month period. Since its inception in June 1995, the Senior Care Division has made seven loans aggregating $26.9 million, of which four have been repaid through the issuance of revenue bonds. As of March 1, 1997, the Senior Care Division had three loans outstanding aggregating $12.5 million. These loans generate cash flow from principal and interest payments received from outstanding loans. The Company may receive future revenues in the form of subordinated notes in lieu of interest or loan fees.

  In November 1996, the Company expanded its activities in the Senior Care Division by entering into the GLN Venture having an anticipated maximum leveraged investment capacity for short term loans of $200.0 million. GMAC-CM, which had previously funded four loans to the Company, has committed to provide a credit line to the GLN Venture of up to $50.0 million, which will be secured by loans originated by the GLN Venture.

  In its short term and bridge financing analysis, management reviews certain factors including: (i) present value of the target property; (ii) location of the property, particularly its proximity to other health care facilities, shops and markets; (iii) investment history of the entities seeking to acquire the property; and (iv) anticipated potential for short-term gain and long-term profits from the investment in and development of the target property.

No assurance can be given that the Company will be able to continue to make short term loans on terms favorable to the Company or that the yield to the Company from future short term loans will compare favorably with yields currently being realized on similar loans.

CONFLICT OF INTEREST POLICIES

  The conflict of interest policies of the Company prohibit any officer from participating directly or indirectly in the management of any medical office building and in the ownership of any medical office building located in an area where the Company has or may have an interest in owning such properties. In addition, the executive employment contracts between each of Messrs. Gottlieb and Lebowitz and the Company and the Operating Partnership require these individuals to be full time executives of the Company and to dedicate substantially all of their business time to the management of the Company and the Operating Partnership. See "Management--Employment Agreements."

  The conflict of interest policy also prohibits, without the approval of a majority of the independent members of the Board of Directors, the entering into of any contract or agreement between the Company and/or the Operating Partnership, on the one hand, and any officer, director or principal stockholder (stockholder owning beneficially 5% or more of the outstanding voting securities of the Company) of the Company (or any affiliate of any such person), on the other hand, or the entering into of any other transaction in which any such person has a conflicting interest. To the extent that an actual conflict is created with respect to a matter requiring Board approval, the approval of a majority of the independent members of the Board of Directors will be required under the Company's conflict of interest policy. At the 1997 Annual Meeting of the Company's stockholders, the Board of Directors intends to seek approval of certain types of transactions involving directors of the Company that would come within this policy. See "The Company--Operating Partnership."

POLICIES WITH RESPECT TO OTHER ACTIVITIES

  At all times, the Company intends to make investments in such a manner as to be consistent with the requirements of the Code for the Company to qualify as a REIT unless, because of changing circumstances or changes in the Code (or the Treasury Regulations), the Board of Directors of the Company determines that it is no longer in the best interests of the Company to qualify as a REIT.

  The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940. The Company does not intend to underwrite securities of other issuers or to trade actively in loans or other investments.

  The Company may make investments other than as previously described, including the purchase and sale of investments, although it does not currently intend to do so. The Company has authority to repurchase or otherwise reacquire Common Stock or any other securities it may issue and may engage in such activities in the future. Any such action would be taken only in conformity with applicable Federal and state laws and the requirements for qualifying as a REIT under the Code and the Treasury Regulations.

  The Company furnishes its stockholders with annual reports containing consolidated financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

  The Company's Common Stock is listed on the NYSE under the symbol GLR. It has been the Company's policy to declare quarterly distributions to holders of the Company's Common Stock so as to comply with applicable sections of the Code governing REITs. Units and shares of Common Stock receive equal distributions. Distributions are declared and paid at the discretion of the Company's Board of Directors and generally depend on the Company's cash flow, its financial condition, capital requirements, the distribution requirements under the REIT provisions of the Code and such other factors as the Company's Board of Directors deem relevant. Although the Company intends to continue to make quarterly distributions to its stockholders, no assurance can be given as to the amount to be distributed in the future.

  The table below sets forth the high and low sales prices of the Company's stock for each quarter since January 1, 1995 and for the interim period from April 1, 1997 to May 8, 1997 as reported by the NYSE. The table also includes, on a per share basis, the quarterly cash dividends declared and paid to holders of the Company's common stock for each such quarter.

                                                                      UNIT AND
                                                                    COMMON STOCK
                                                     HIGH     LOW   DISTRIBUTION
                                                    ------- ------- ------------
     1997
       Second quarter (through May 8, 1997)........ $17 7/8 $15 3/8
       First quarter...............................  19      16         0.36
     1996
       Fourth quarter..............................  17 5/8  15 1/2     0.36
       Third quarter...............................  16 1/4  12 5/8     0.36
       Second quarter..............................  14      12 5/8     0.32
       First quarter...............................  13 3/4  10 1/2     0.32
     1995
       Fourth quarter..............................  10 7/8   9 5/8     0.31
       Third quarter...............................  10 5/8   9 1/8     0.31
       Second quarter..............................  10 5/8   8 1/8     0.31
       First quarter...............................  13 1/2   8 1/2     0.31

  The number of holders of record of the shares of Common Stock was 162 as of March 21, 1997. Such number does not include the total number of beneficial holders of Common Stock.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to the directors and executive officers of the Company. All directors of the Company will be elected each year at the annual meeting of stockholders. Subject to rights pursuant to any employment agreements, officers of the Company serve at the pleasure of the Board of Directors.

         NAME               AGE                            POSITION
         ----               ---                            --------
   Daniel M. Gottlieb......  56 Chief Executive Officer, Co-Chairman of the Board and Director
   Steven D. Lebowitz......  56 President, Co-Chairman of the Board and Director
   Richard L. Lesher.......  63 Director
   Leslie D. Michelson.....  46 Director
   Reese L. Milner.........  48 Director
   Charles P. Reilly.......  54 Director
   S. Craig Tompkins.......  46 Director
   Gary Grabel.............  47 Senior Vice President
   Mark H. Hamermesh.......  40 Senior Vice President
   John H. Rauch...........  66 Senior Vice President, Operations
   Quentin Thompson........  40 Treasurer, Secretary and Chief Accounting Officer
   Mitcheal C. Word........  36 Vice President

  The following is a biographical summary of the experience of the directors and executive officers of the Company.

  MR. GOTTLIEB is the Chief Executive Officer and Co-Chairman of the Board of the Company and has been such since the Company commenced operations. Mr. Gottlieb co-founded G&L Development in 1976 and has been a general partner of G&L Development and active in commercial real estate management and development since that time. Mr. Gottlieb received his B.A. with honors from the University of Southern California and earned a J.D. from Boalt Hall School of Law at the University of California at Berkeley. Prior to forming G&L Development, Mr. Gottlieb first served as a Los Angeles County Deputy District Attorney for Beverly Hills and later entered private practice specializing in real estate law and business management. Mr. Gottlieb has also served on the Board of Directors of the United States Chamber of Commerce, Washington, D.C. since February 1996.

  MR. LEBOWITZ is the President and Co-Chairman of the Board of the Company and has been such since the Company commenced operations. Mr. Lebowitz is the co-founder and a general partner of G&L Development and has been active in the development, management and ownership of a wide range of real estate properties since 1968. Mr. Lebowitz received a B.S. in Accounting from the University of Southern California, where he also received his MBA with highest honors in 1965. From 1962 to 1964, Mr. Lebowitz worked for Deloitte & Touche and was licensed as a Certified Public Accountant in 1964. From 1965 to 1968, Mr. Lebowitz worked with the U.S. Department of Commerce and the Brookings Institution in Washington D.C. Mr. Lebowitz served on the Board of Directors of the United States Chamber of Commerce, Washington, D.C. from 1989 to 1994.

  DR. LESHER has served as a director of the Company since the Company commenced operations. Dr. Lesher has been the President and a member of the Board of Directors of the United States Chamber of Commerce, Washington D.C. since 1975. He serves on numerous committees of the Board, including the Executive and Budget committees. In addition, Dr. Lesher is a member of the Board of Directors of World Heart Corporation (Ottawa, Canada), an artificial heart research and development company and AIT Corporation, a high-tech company. Dr. Lesher received a B.B.A. from the University of Pittsburgh in 1958, an M.S. from Pennsylvania State University in 1960 and a D.B.A. from Indiana University in 1963.

  MR. MICHELSON has served as a director of the Company since November, 1995. Mr. Michelson is a co-founder and the Chairman and Co-Chief Executive Officer of Value Health Sciences, Inc., a vendor of sophisticated clinical software programs and consulting services for the managed care industry. Value Health Sciences, Inc. is a member of the Value Health family of companies, which serve over 64 million people and hundreds of clients in virtually every state, including 58 of the nation's 250 largest corporations. Value Health Sciences, Inc. is traded on the New York Stock Exchange. Prior to forming Value Health Sciences, Inc. in 1988, Mr. Michelson served as Special Assistant to the General Counsel of the United States Department of Health and Human Services. He subsequently spent eight years with a private investment firm creating, acquiring and building entrepreneurial companies primarily in the health care arena. Mr. Michelson holds a law degree from Yale Law School and a bachelor's degree from The Johns Hopkins University.

  MR. MILNER has served as a director of the Company since the Company commenced operations. Mr. Milner is a private real estate developer and investor. Mr. Milner received a B.A. from the University of California at Berkeley and a joint JD/MBA from Stanford University. Mr. Milner practiced law from 1975 through 1979 before entering the real estate industry in 1980.

  MR. REILLY has served as a director of the Company since the Company commenced operations. Mr. Reilly is the managing general partner of Shamrock Investments, an investment and merchant banking firm that specializes in the health care industry. Prior to forming Shamrock Investments in 1987, Mr. Reilly served as Senior Executive Vice President and Chief Development Officer for American Medical International. In this position, Mr. Reilly was responsible for growth through the acquisition and development of new health care facilities and related business in the United States and abroad. Mr. Reilly was a member of American Medical International's Board of Directors and served on its Finance, Management, and Executive Committees. Mr. Reilly is currently the Chairman of the Board of PHP which is an owner/operator of primary care clinics for sponsored beneficiary populations. He also serves as Chairman of the Board of Dynamic Health, Inc., an owner/operator of acute care hospitals; and former Chairman of the Board of Paragon Ambulatory Surgery Centers, Inc., an owner/operator of freestanding ambulatory surgery centers. Mr. Reilly holds a law degree from the University of Pennsylvania and a bachelor's degree in accounting and finance from Pennsylvania State University. He has served as a director, trustee, or governing council member of the Federation of American Healthcare Systems, the National Committee for Quality Health Care and the American Hospital Association and is a past President of the Beverly Hills Chamber of Commerce.

  MR. TOMPKINS has served as a director of the Company since the Company commenced operations. Mr. Tompkins is the President and a Director of The Craig Corporation, a New York Stock Exchange company engaged in the ownership and strategic management of its controlling interests in other operating companies, including a 77.4% voting interest in Reading Entertainment, Inc. Reading Entertainment, whose shares are quoted on the NASDAQ/NMS, is principally in the beyond-the-home entertainment business, primarily through its Cine Vista Conventional multi-plex cinema chain in Puerto Rico, its 83.3% ownership interest in the Angelika Film Center in the SoHo district of New York City and its developmental Reading Cinema operations in Australia. Reading also owns a 26% interest in Citadel Holding Corporation, an American Stock Exchange company, whose assets consist primarily of office buildings in California and Arizona. Mr. Tompkins also serves on the Boards of Reading Entertainment (where he is Vice-Chairman) and Citadel Holding Corporation (where he is also Vice-Chairman). Mr. Tompkins has served, since the third quarter of 1994, as the Secretary, Treasurer and Principal Accounting Officer of Citadel Holding Corporation. Beginning in 1984 and prior to joining Craig and Reading in March 1993, Mr. Tompkins was a partner specializing in corporate and real estate law in the law firm of Gibson, Dunn & Crutcher. Mr. Tompkins holds a bachelor's degree from Claremont McKenna College and a J.D. from Harvard Law School.

  MR. GRABEL has been a Senior Vice President of the Company since 1996. Mr. Grabel, who has over 20 years of experience in commercial and medical real estate, is responsible for financing activities for healthcare facilities and medical office buildings in the Company's portfolio. From 1994 to 1996 he was principal of Grabel Financial, a Beverly Hills-based company that arranged debt and equity funding for real estate developments, and from 1987 to 1994 he was a principal in Grabel Zimbler, Inc., a mortgage banking firm, where he arranged over $600 million in debt and equity for commercial and residential real estate projects. Mr. Grabel received his law degree from Albany Law School in 1975 and graduated Summa Cum Laude from Lehigh University in 1972 with a bachelor's degree in accounting and finance.

  MR. HAMERMESH has been a Senior Vice President of the Company since 1996. Mr. Hamermesh additionally serves as Chief Executive Officer of GLN Capital Co., LLC, in which the Company holds a minority interest. Mr. Hamermesh is responsible for the Company's senior care loan origination and for arranging credit enhancement for the Company's mortgage loans. From 1991 to 1996, he served as executive vice president of American Capital Resource, a commercial lender specializing in FHA insured financing for health care and multifamily properties, where he managed the firm's nationwide loan origination network. From 1986 to 1991, he was co-founder and president of The Real Estate Advisors, a national mortgage and real estate brokerage firm. Mr. Hamermesh received his master's degree in business administration with distinction from Harvard Business School in 1982 and his bachelor's degree in political science from the University of California, Los Angeles, graduating Magna Cum Laude in 1978.

  MR. RAUCH has been Senior Vice President, Operations for the Company since 1996. Mr. Rauch is responsible for the asset management of all of the Company's medical office buildings. From 1975 to 1996 he was founder and President of Camden Consultants, Inc., an economic consulting firm providing clients with real estate and corporate planning information. Mr. Rauch received his law degree from the University of Southern California with honors in 1961 and his bachelor's degree in economics from the University of California, Los Angeles in 1954.

  MR. THOMPSON has been controller of the Company since 1995 and Secretary, Treasurer and Chief Accounting Officer of the Company since 1996. Mr. Thompson has been actively engaged in the real estate industry since 1979. He has been Vice President-Controller (1983-1989) and Chief Financial Officer (1990-1995) of Sovereign/Ring Management, which prior to its acquisition was a fee only management company with a $1 billion portfolio of properties under management. He also served as Chairman for the Real Estate Committee for the Los Angeles Chapter of the California Society of CPAs from 1989 to 1993. He graduated from the University of California, Santa Barbara, Magna Cum Laude in 1979 with a bachelor of arts degree in business economics and is a registered Certified Public Accountant.

  MR. WORD has been a Vice President of the Company since 1996. Mr. Word is responsible for loan origination, underwriting, asset management and HUD processing for the Company's Senior Care Division. From 1990 to 1996 he served as an independent consultant in the processing and closing of HUD insured health care financing nationwide. He worked in the San Diego offices of Deloitte & Touche LLP from 1984 to 1987 and was registered as a Certified Public Accountant in 1987. Mr. Word graduated Cum Laude from San Diego State University in 1984 with a bachelor's degree in accounting.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Executive Committee of the Board of Directors consists of Messrs. Gottlieb, Lebowitz, Milner, Reilly and Tompkins. The Audit Committee consists of Messrs. Michelson, Milner and Tompkins. The Compensation Committee consists of Messrs. Michelson, Lesher and Reilly. The Company does not have a nominating committee.

  The primary function of the Executive Committee is to authorize the acquisition and disposition of real property and to authorize the execution of certain contracts and agreements.

  The function of the Audit Committee is to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

  The Compensation Committee determines officers' salaries and bonuses and administers the Company's 1993 Stock Incentive Plan.

EXECUTIVE COMPENSATION

 Summary Compensation Table

  The following table sets forth certain information with respect to the chief executive officer of the Company and each of the executive officers of the Company whose cash compensation exceeded $100,000 during the fiscal year ended December 31, 1996 (collectively, the "Named Officers"). The Company did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive plan payouts during such period.

                                                                           LONG TERM
                                                                          COMPENSATION
                                           ANNUAL COMPENSATION               AWARDS
                                    ------------------------------------  ------------
                                                                           SECURITIES
                        FISCAL YEAR                                        UNDERLYING
NAME AND PRINCIPAL         ENDED                          OTHER ANNUAL      OPTIONS/
POSITION(1)             DECEMBER 31 SALARY($)  BONUS($)  COMPENSATION($)    SARS(#)
------------------      ----------- ---------  --------  ---------------  ------------
Daniel M. Gottlieb.....    1996      $181,125   $15,000      $275,000(2)        --
 Chief Executive Officer,  1995       157,500    63,000           --        100,500(3)
 Co-Chairman of the Board  1994       150,000       --            --            --
 and Director
Steven D. Lebowitz.....    1996       181,125    15,000       225,000(2)        --
 President, Co-Chairman    1995       157,500    63,000           --        100,500(3)
 of the Board and
 Director                  1994       150,000       --            --            --

--------
(1) The Named Officers do not include Messrs. Grabel, Hamermesh and Rauch, none of whom received cash compensation of more than $100,000 in 1996. Mr. Grabel joined the Company in May 1996, Mr. Hamermesh joined the Company in June 1996 and Mr. Rauch joined the Company in July 1996. Had Messrs. Grabel, Hamermesh and Rauch been with the Company for the entire year then it is likely that each would have received cash compensation of more than $100,000 based on their respective annual compensation rates ($100,000 for Mr. Grabel, $120,000 for Mr. Hamermesh and $95,000 for Mr. Rauch) and on bonuses actually paid to them ($15,000 for Mr. Grabel, $15,000 for Mr. Hamermesh and $5,000 for Mr. Rauch).
(2) Such amounts were paid to Messrs. Gottlieb and Lebowitz partially to defray tax liabilities imposed on them as a result of the transfer by the Company of the property at 436 North Bedford Drive, Beverly Hills, California (which was contributed by Messrs. Gottlieb and Lebowitz to the Company in exchange for Units in 1993) to the lender in satisfaction of the loan on the property. See "Certain Transactions."
(3) Issued pursuant to the Company's 1993 Stock Incentive Plan.

 Aggregated Option/Exercises In Last Fiscal Year And Fiscal Year End Options/Values

  The following table sets forth information with respect to unexercised options held by the Named Officers as of the end of the fiscal year ended December 31, 1996. All options were granted pursuant to the Company's 1993 Stock Incentive Plan. No options were granted to or exercised by the Named Officers during such fiscal year.

                              NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                             UNDERLYING UNEXERCISED         IN-THE-MONEY
                                   OPTIONS AT                OPTIONS AT
                                 FISCAL YEAR END         FISCAL YEAR END(1)
                            ------------------------- -------------------------
   NAME AND PRINCIPAL
   POSITION                 EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
   ------------------       ----------- ------------- ----------- -------------
   Daniel M. Gottlieb......   33,500       67,000(2)   $247,063     $494,125
   Steven D. Lebowitz......   33,500       67,000(2)   $247,063     $494,125

--------
(1) Each option has an exercise price of $9.625. The closing price of the Common Stock on the NYSE on December 31, 1996 was $17.
(2) The unexercisable options vest in increments of 33,500 on December 18, 1997 and 1998 respectively.

EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

  In December 1993, each of Daniel M. Gottlieb and Steven D. Lebowitz entered into separate but identical employment agreements with the Company and the Operating Partnership for a term of three years. The agreements provide for automatic renewal for succeeding terms of one year unless the Company or Messrs. Gottlieb or Lebowitz gives notice at least three months prior to expiration of any term. The agreements each provide for annual base compensation of $150,000 with an annual increase of 5%, with the first such increase having occurred on January 1, 1995. The Compensation Committee of the Board of Directors may review the annual base compensation every twelve months in light of various factors, and following each such review, the annual base compensation may be increased. Based on the 1996 annual review of the Compensation Committee of the Board of Directors each of Messrs. Gottlieb and Lebowitz were granted a base salary increase of 27% effective January 1, 1997. In addition, each of Messrs. Gottlieb and Lebowitz shall be entitled to receive an annual bonus equal to 20% of base salary based on a 5% increase in FFO per share above the prior year's amount and an additional 8% of base salary for each additional one percentage point increase in FFO per share above the prior year's amount, up to a maximum of 100% of annual base compensation. Furthermore, each agreement provides that Messrs. Gottlieb and Lebowitz are entitled: (i) to participate in all medical, dental, life insurance, retirement, profit sharing, stock incentive, disability and bonus plans of the Company which may be made available to executives of the Company (only medical plans presently exist), and (ii) to receive severance payments, under certain circumstances, equal to two times their then-current annual compensation. The agreements require Messrs. Gottlieb and Lebowitz to devote substantially all of their working time and best efforts to performance of their duties for the Company and, during the term of their employment, prohibits them, with certain exceptions, from directly or indirectly owning or operating or otherwise investing or participating in any other business that is in competition with the business of the Company without the prior approval of a majority of the independent members of the Board of Directors of the Company. At its December 18, 1995 meeting, the Compensation Committee voted to supplement the bonus program contained in the employment agreements between the Company and Messrs. Gottlieb and Lebowitz. The supplemental program provides for annual incentive bonuses of up to 50% of base salary based upon the accomplishment of specific performance objectives as outlined in the Company's annual business plan and approved by the Compensation Committee. Under this supplemental incentive compensation program, the annual bonus available to Messrs. Gottlieb and Lebowitz is equal to the greater of (x) the annual bonus as determined by the percentage point increase in the Company's FFO, or (y) the incentive compensation associated with specific objectives outlined in the Company's business plan.

  In June 1996, the Company entered into an employment agreement with Mr. Hamermesh that provides for annual base compensation of $120,000 and bonuses in the discretion of the Compensation Committee. The agreement does not provide for a term of employment but provides that in the event the Company terminates Mr. Hamermesh's employment prior to June 17, 1997 he will be paid the difference between $150,000 and the amount of salary and bonus paid as of the date of termination. Pursuant to the terms of the agreement, the Company granted Mr. Hamermesh options to purchase 20,000 shares of Common Stock on June 18, 1996 pursuant to the 1993 Stock Incentive Plan, which options have an exercise price of $13.75 per share and vest in three equal installments on each anniversary following the date of grant; provided, however, that all such options vest immediately upon a change in control of the Company.

                     PRINCIPAL STOCKHOLDERS OF THE COMPANY

  The following table sets forth information as of May 8, 1997 regarding the beneficial ownership of Common Stock and Units by (i) each person or company known by the Company to be the beneficial owner of more than 5% of the Company's outstanding shares, (ii) each director of the Company, (iii) each officer of the Company and (iv) the directors and officers of the Company as a group. Each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person except as set forth in the notes below.

                          NUMBER OF    PERCENTAGE OF                 PERCENTAGE
                          SHARES OF      SHARES OF                  INTEREST IN    PERCENTAGE
   NAME AND ADDRESS        COMMON       COMMON STOCK  NUMBER OF      OPERATING    OWNERSHIP IN
 OF BENEFICIAL OWNER      STOCK(1)     OUTSTANDING(2) UNITS(3)     PARTNERSHIP(4)  COMPANY(5)
 -------------------      ---------    -------------- ---------    -------------- ------------
Daniel M. Gottlieb(6)...   344,332           8.5%      262,748(7)        5.8%         13.1%
 439 N. Bedford Drive
 Beverly Hills, CA 90210
Gary Grabel.............     8,600(8)          *           --            --              *
 439 N. Bedford Drive
 Beverly Hills, CA 90210
Mark H. Hamermesh.......     7,636             *           --            --              *
 439 N. Bedford Drive
 Beverly Hills, CA 90210
Steven D. Lebowitz(6)...   266,668           6.6       175,166(9)        3.9           9.7
 439 N. Bedford Drive
 Beverly Hills, CA 90210
Richard Lesher..........     5,000(10)         *           --              *             *
 1615 H Street, N.W.
 Washington, DC 20062
Leslie D. Michelson.....     3,500             *           --              *             *
 2400 Broadway, Suite 100
 Santa Monica, CA 90404
Reese L. Milner.........     4,000             *        47,486(11)       1.0           1.1
 439 N. Bedford Drive
 Beverly Hills, CA 90210
John H. Rauch...........     5,000             *           --            --              *
 439 N. Bedford Drive
 Beverly Hills, CA 90210
Charles P. Reilly.......     4,000             *           --            --              *
 2049 Century Park East
 Suite 3330
 Los Angeles, CA 90067
Quentin Thompson........    16,333(12)         *           --            --              *
 439 N. Bedford Drive
 Beverly Hills, CA 90210
S. Craig Tompkins.......     8,200(13)         *           --            --              *
 550 South Hope Street
 Suite 1825
 Los Angeles, CA 90071
Mitcheal C. Word........       --            --            --            --            --
 439 N. Bedford Drive
 Beverly Hills, CA 90210
Directors and Officers..   673,269          16.2%      485,400          10.7%         30.0%
 as a group (13 persons)

--------
* Less than 1%

 (1) The number of shares beneficially owned includes shares that the following individuals have the right to acquire within 60 days of May 8, 1997 upon exercise of stock options, but not shares that such individuals have the right to acquire upon exchange of Units, in the following amounts: (a) 33,500 shares as to each of Messrs. Gottlieb and Lebowitz,
     (b) 6,666 shares as to Mr. Hamermesh, (c) 5,333 shares as to Mr. Thompson, (d) 5,000 shares as to each of Messrs. Grabel and Rauch, (e) 4,000 shares as to each of Messrs. Lesher, Milner, Reilly and Tompkins and (f) 3,500 shares as to Mr. Michelson.

 (2) For the purposes of determining the percentage of outstanding Common Stock held by each person or group set forth in the table, the number of shares is divided by the sum of the number of outstanding shares of Common Stock as of May 8, 1997 plus the number of shares of Common Stock subject to options exercisable currently or within 60 days of May 8, 1997 by such person or group, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The ownership percentages do not consider Units which are exchangeable for shares of Common Stock currently or within 60 days of May 8, 1997.

 (3) Units in the Operating Partnership (other than those held by the Company) are exchangeable at the option of the holder for shares of Common Stock or cash, at the election of the Company, at the date one year from the date of issuance. All Units are exchangeable currently or within 60 days of May 8, 1997. The initial exchange ratio is one Unit for one share of Common Stock.

 (4) Based on the total number of Units outstanding, including those held by the Company.

 (5) Assuming all Units, other than those held by the Company, are exchanged for shares of Common Stock at the initial exchange ratio of one Unit for one share of Common Stock, and assuming all options exercisable currently or within 60 days of May 8, 1997 by such person or group are exercised for shares of Common Stock.

 (6) Messrs. Gottlieb and Lebowitz have pledged 239,219 and 159,480 of their Units, respectively, and 110,000 and 105,000 shares of Common Stock, respectively, to Mr. Milner, members of the Milner family and related entities to secure certain indebtedness. In addition, Messrs. Gottlieb and Lebowitz have pledged 23,529 and 15,686 Units, respectively, and 200,832 and 128,168 shares of Common Stock, respectively, to a financial institution to secure certain indebtedness.

 (7) Includes 23,529 Units owned by 445 Bedford, LLC, a California limited liability company ("445 LLC") of which Mr. Gottlieb is a member, attributable to Mr. Gottlieb in proportion to his interest in 445 LLC.

 (8) Includes 2,000 shares held by MMG, Incorporated, of which Mr. Grabel is a principal shareholder, director and officer, plus an additional 100 shares held in a custodial account for the benefit of Mr. Grabel's son, of which Mr. Grabel is the custodian.

 (9) Includes 15,686 Units owned by 445 LLC, of which Mr. Lebowitz is a member, attributable to Mr. Lebowitz in proportion to his interest in 445 LLC.

(10) Includes 1,000 shares held in an individual retirement account for the benefit of Dr. Lesher's spouse.

(11) Includes 13,128 Units held by Milner Investment Corporation, which is controlled by Mr. Milner. Does not include 13,128 Units held by Mr. Milner's sister, as to which Mr. Milner disclaims beneficial ownership.

(12) Includes 1,000 shares held in an individual retirement account for the benefit of Mr. Thompson's spouse.

(13) Includes 700 shares held by a trust for the benefit of Mr. Tompkins' daughter, of which Mr. Tompkins is the Trustee.

                            FORMATION TRANSACTIONS

  The Company was formed as a Maryland corporation on September 15, 1993 by Daniel M. Gottlieb and Steven D. Lebowitz to continue the acquisition, development, ownership and management operations of medical office buildings carried on previously by G&L Development, a California general partnership that was the Company's predecessor.

  In connection with the IPO on December 9, 1993, the Company, through the Operating Partnership, engaged in the following transactions:

  . acquired substantially all of the medical office buildings owned by G&L Development including four medical office buildings, a parking facility with ground floor retail space and a 61.8% partnership interest in 435 North Roxbury Drive, Ltd.;

  . acquired Saint Joseph's Professional Building at a price of approximately $5.2 million;

  . loaned $12.2 million to the owner of the Holy Cross Medical Plaza and exercised its option to acquire Holy Cross Medical Plaza at a price of approximately $12.8 million (the acquisition was consummated on January 14, 1994, with the outstanding amount of the loan credited against the purchase price);

  . on June 28, 1994, exercised its option to acquire Sherman Oaks Medical Plaza at a price of approximately $3.2 million plus the assumption of $6.5 million of indebtedness secured by the property; and

  . sold 3,680,000 shares of Common Stock to the public in connection with the IPO at a price of $18.25 per share, whereby the proceeds derived from the IPO, net of related transaction costs of approximately $6.5 million, totaling $60.4 million, were used primarily to repay indebtedness relating to certain of the properties, to fund purchases of real estate and to fund the $12.2 million loan secured by the Holy Cross Medical Plaza.

                           THE PARTNERSHIP AGREEMENT

  Terms of the Partnership Agreement are summarized below and are qualified in their entirety by reference to the Partnership Agreement, which is an exhibit to the Registration Statement of which this Prospectus is a part. Copies of the Partnership Agreement may be obtained without charge upon written or oral request to the Secretary of the Company at 439 North Bedford Drive, Beverly Hills, California 90210, (310) 273-9930.

MANAGEMENT

  The Operating Partnership is organized as a Delaware limited partnership pursuant to the terms of the Partnership Agreement. The Company, as the sole general partner of the Operating Partnership, generally has the power and authority under the Partnership Agreement to manage and conduct the business and affairs of the Operating Partnership, subject, in certain circumstances, to the consent of the limited partners of the Operating Partnership. The Board of Directors of the Company manages the affairs of the Company and thereby the affairs of the Operating Partnership. No special compensation is paid to the Company for its services as general partner. All operating expenses are incurred at the Operating Partnership level and the limited partners are therefore share in the expenses of operation.

LIMITED PARTNER APPROVAL RIGHTS

  Under the terms of the Partnership Agreement, the general partner shall not, without the consent of a majority of the outstanding percentage interest of the limited partnership interests (including those held by the general partner) undertake, on behalf of the Operating Partnership, any of the following actions or enter into any transaction which would have the effect of such transactions: (i) make a general assignment for the benefit of creditors or appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the Operating Partnership;
(ii) institute any proceeding for bankruptcy on behalf of the Operating Partnership; (iii) transfer the partnership interest of the general partner or admit into the Operating Partnership any additional or substitute general partner, and (iv) sell or otherwise transfer all or substantially all of the assets of the Operating Partnership. The Company owns 88% of the limited partnership interest in the Operating Partnership and therefore has the power to consent or withhold consent with respect to such actions. Notwithstanding the above, the general partner cannot, without the consent of the limited partners (for this purpose excluding limited partnership interests held by the general partner) with certain exceptions, amend, modify or terminate the Partnership Agreement other than to reflect the admission, substitution, termination or withdrawal of partners pursuant to the terms of the Partnership Agreement.

REMOVAL OF GENERAL PARTNER

  The Company may not be removed as general partner of the Operating Partnership by the limited partners with or without cause.

DISTRIBUTIONS AND ALLOCATIONS

  All distributions under the Partnership Agreement will be made in accordance with the respective percentage interests of the partners in the Partnership. The Operating Partnership's taxable income and tax losses for each fiscal year are allocated generally in accordance with the respective percentage interests of the partners in the Operating Partnership.

TRANSFER OF PARTNERSHIP INTERESTS

  The Partnership Agreement provides that no limited partner shall transfer all or any portion of its Units without the consent of the general partner, which consent may be withheld in its sole and absolute discretion; provided, however, that any limited partner may at any time, without the consent of the general partner, (i) make certain transfers for estate planning purposes, or
(ii) transfer its Units to the Company pursuant to the conversion right described below. In addition, Messrs. Gottlieb and Lebowitz are permitted to pledge their Units to Milner family members and certain related entities in connection with indebtedness of G&L Development and Messrs. Gottlieb and Lebowitz to such persons and entities. No transfer of Units by the limited partners of the Operating Partnership may be made in violation of certain regulatory and other restrictions set forth in the Partnership Agreement.

CONVERSION OF UNITS

  As of the date one year from the date of issuance, limited partners have the right to convert all or a portion of their Units into shares of Common Stock or cash equal to the fair market value of such shares of Common Stock, at the election of the Company. Each Unit is initially convertible into one share of Common Stock. Such conversion ratio is subject to adjustment upon the occurrence of certain events such as stock splits, reverse stock splits and stock dividends. The consummation of a conversion will be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the stock ownership limitations set forth in the Company's Articles of Incorporation. In addition, without the prior written consent of the general partner, a limited partner may not exercise its conversion rights with respect to all of its Units unless, after such conversion, there shall be at least one limited partner of the Operating Partnership. The Company anticipates that it will elect to issue shares of Common Stock in connection with each such transfer rather than paying cash.

ISSUANCE OF ADDITIONAL UNITS

  As general partner of the Operating Partnership, the Company has the ability to cause the Operating Partnership to issue additional Units. The Partnership Agreement provides that additional Units may not be issued for consideration that is less, on a per-Unit basis, than the average closing per-share price of the Common Stock on the NYSE for the ten business days immediately preceding the date of such issuance.

FUNDING OF INVESTMENTS

  The Partnership Agreement provides that if the Operating Partnership requires additional funds to pursue its investment objectives, the Company may fund such investments by raising additional equity capital and making a capital contribution to the Operating Partnership or by borrowing such funds and lending the net proceeds thereof to the Operating Partnership on the same terms and conditions as are applicable to the Company's borrowing of such funds. If the Company raises such funds by issuing shares of Common Stock, it will receive, upon contribution of such funds to the Operating Partnership, additional Units equal to the number of shares of Common Stock so issued with appropriate adjustments to reflect certain events such as stock splits, reverse stock splits and stock dividends.

TERM OF THE OPERATING PARTNERSHIP

  The Operating Partnership has a term of fifty years, unless it is earlier terminated in accordance with the terms of the Partnership Agreement.

                             CERTAIN TRANSACTIONS

  The Company has adopted a policy pursuant to which material transactions between the Company and its executive officers, directors and principal stockholders (i.e., stockholders owning beneficially 5% or more of the outstanding voting securities of the Company) shall be submitted to the Board of Directors for approval by a disinterested majority of the directors voting with respect to the transaction. For this purpose, a transaction is deemed material if such transaction, alone or together with a series of similar transactions during the same fiscal year, involves an amount which exceeds $60,000.

  A corporation owned by Messrs. Gottlieb and Lebowitz receives approximately $52,000 per year from Saint John's Hospital for providing certain management and leasing services to Saint John's Hospital with respect to the space it leases and subleases in the Company's property at 405 North Bedford Drive, Beverly Hills, California.

  Prior to April 1996, Messrs. Milner, Gottlieb and Lebowitz were beneficial owners of 445 LLC, having equity interests of 59.0%, 24.6% and 16.4%, respectively. 445 LLC's primary asset was an office building located at 445 N. Bedford Drive in Beverly Hills, California. On April 26, 1996, the Company acquired Mr. Milner's interest in 445 LLC for $808,000. On June 14, 1996, 445 LLC completed a tax-deferred exchange transaction whereby it sold the office building and acquired, along with the Operating Partnership as tenants-in-common, the Tustin Properties. Subsequently, 445 LLC redeemed the Company's interest in 445 LLC in exchange for a portion of 445 LLC's interest in the Tustin Properties. On June 28, 1996, Messrs. Gottlieb and Lebowitz caused 445 LLC to contribute its remaining interest in the Tustin Properties to the Operating Partnership in exchange for 39,215 newly issued Units in the Operating Partnership. The new Units were valued at a price of $14.00 per Unit, which reflected a premium of $1.00 over the closing price of a share of the Company's Common Stock on the date the Company's Board of Directors approved the exchange. The contributed interest in the Tustin Properties was valued according to the net cash contributed on behalf of 445 LLC toward the purchase price of the Tustin Properties in connection with the exchange transaction involving the Tustin Properties.

  In 1996 the Compensation Committee approved the payment to Messrs. Gottlieb and Lebowitz of $275,000 and $225,000, respectively, to partially defray tax liabilities imposed on them as a result of the transfer by the Company of 436 North Bedford Drive, Beverly Hills, California (which was contributed by Messrs. Gottlieb and Lebowitz to the Company in exchange for Units in 1993) to the lender in satisfaction of the loan on the property.

The transfer of the property back to the lender caused Messrs. Gottlieb and Lebowitz to realize a capital gain of approximately $5.0 million (allocated 60% to Mr. Gottlieb and 40% to Mr. Lebowitz), equal to the difference between
(x) the amount of the outstanding loan at the time of transfer and (y) Messrs. Gottlieb's and Lebowitz's basis in the property. The transfer significantly reduced the Company's overall indebtedness, and the Company subsequently negotiated the purchase of 436 North Bedford Drive for an amount that was approximately $10.4 million less than the debt that previously was secured by that property. In contrast, other than the indirect benefit resulting from their stock ownership in the Company, Messrs. Gottlieb and Lebowitz received no benefit. The taxable gain allocated to the two executive officers represented an allocation of tax consequences with no corresponding cash or other financial benefit. For the 1996 calendar year, Messrs. Gottlieb and Lebowitz were faced with an immediate and severe tax burden in excess of their combined 1996 gross salaries and bonuses. The Compensation Committee, in awarding such amounts to Messrs. Gottlieb and Lebowitz, noted that, in order for the Company to achieve its business objectives in transferring such property, it was necessary for Messrs. Gottlieb and Lebowitz to realize such negative tax consequences.

  In February 1997, the Board of Directors approved a transaction with PHP, of which Mr. Reilly is the Chairman of the Board of Directors. Mr. Reilly, a director of the Company and chairman of the Compensation Committee of the Board of Directors, was not present and did not participate in the Board's consideration of the proposal and did not vote with respect thereto. The transaction involved the formation of the PHP Joint Venture which purchased six medical office properties in New Jersey having a total of 80,415 square feet at a purchase price of $22.4 million. The Company and PHP funded the $4.4 million down payment in proportion to their ownership interests in the PHP Joint Venture (80.5% for the Company, 19.5% for PHP), with the Company's contribution financed by the GLN Venture and secured by the Company's interest in the PHP Joint Venture. The balance of the purchase price was financed by two loans from PHP, secured by first and second deeds of trust. The greater of the two loans, at $16.0 million, carries a term of six months and gives PHP a right, upon default, to purchase the Company's interest in the new entity. Until May 31, 1997, PHP has an option to purchase the Company's interest in the PHP Joint Venture. PHP has leased the properties from the PHP Joint Venture pursuant to a 25-year net operating lease and has entered into a three-year contract with Blue Cross/Blue Shield of New Jersey (the seller of the properties) to provide medical services on the properties. See "Business and Properties--Description of the Properties and Tenants."

                    DESCRIPTION OF SERIES A PREFERRED STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), and 30,000,000 shares of Excess Stock, par value $.01 per share (the "Excess Stock").

  The following description is qualified in all respects by reference to the Articles of Incorporation and the Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  Pursuant to the Company's Articles of Incorporation, the Company is authorized to issue up to 10,000,000 shares of Preferred Stock in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as the Board of Directors may determine by adoption of Articles Supplementary to the Articles of Incorporation without any further vote or action by the Company's shareholders. As of the date of this Prospectus, no shares of Preferred Stock were outstanding.

  The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections in the Articles of Incorporation and Articles Supplementary with respect to the Series A Preferred Stock, which are available from the Company without cost by request to the Secretary of the Company at 439 North Bedford Drive, Beverly Hills, California 90210, (310) 273-9930.

MATURITY

  The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

RANK

  The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank junior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, and (iii) junior to all existing and future indebtedness of the Company. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series A Preferred Stock prior to conversion.

DIVIDEND RIGHTS

  Holders of shares of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 10.25% per annum of the Liquidation Preference per share (equivalent to a fixed annual amount of $2.5625 per share).

  Dividends on the Series A Preferred Stock shall be cumulative from the date of original issue and shall be payable monthly in arrears on or before the 15th day of each month, or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend, which will be paid on June 15, 1997, will be for less than a full month. Such dividend and all subsequent dividends payable on the Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

  No dividends on shares of Series A Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

  Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will not bear interest and holders of the Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions described above. Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend in shares of the Company's Common Stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of Preferred Stock, shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other.

  Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation or redemptions for the purpose of preserving the Company's qualification as a REIT). Holders of shares of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided above. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

LIQUIDATION PREFERENCES

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a Liquidation Preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series A Preferred Stock as to liquidation rights. Holders of Series A Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

  In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of stock of the Company or otherwise is permitted under the Maryland General Corporation Law, as amended (the "Maryland GCL"), and if permitted by the Maryland GCL, no effect shall be given to amounts that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of stock of the Company whose preferential rights upon distribution are superior to those receiving the distribution.

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

REDEMPTION

  The Series A Preferred Stock is not redeemable prior to June 1, 2001. However, in order to ensure that the Company will continue to meet the requirements for qualification as a REIT, the Series A Preferred Stock will be subject to provisions in the Articles of Incorporation pursuant to which capital stock of the Company owned by a shareholder in excess of 9.8% of the number of shares or value (whichever is more restrictive) of the outstanding capital stock (the "Ownership Limit") may in certain circumstances be converted into Excess Stock, and the Company will have the right to purchase such Excess Stock from the holder. See "--Restrictions on Ownership and Transfer." On and after June 1, 2001, the Company, at its option, upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except with respect to Excess Stock previously exchanged for Series A Preferred Stock pursuant to the Articles of Incorporation. See "--Restrictions on Ownership and Transfer."), without interest. Holders of Series A Preferred Stock to be redeemed shall surrender such Series A Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares).

  Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Company of Excess Stock previously exchanged for Series A Preferred Stock pursuant to the Articles of Incorporation in order to ensure that the Company continues to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock. So long as no dividends are in arrears, the Company shall be entitled at any time and from time to time to repurchase shares of Series A Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

  Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the Series A Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

  Immediately prior to any redemption of Series A Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

  Excess Stock previously exchanged for Series A Preferred Stock pursuant to the Articles of Incorporation may be redeemed, in whole or in part, at any time when outstanding shares of Series A Preferred Stock are being redeemed, for cash at a redemption price of $25 per share, but excluding accrued and unpaid dividends on such Excess Stock, without interest. Such Excess Stock shall be redeemed in such proportion and in accordance with such procedures as shares of Series A Preferred Stock are being redeemed.

  The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

VOTING RIGHTS

  Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below.

  Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for 18 or more months (a "Preferred Dividend Default"), the number of directors then constituting the Board of Directors shall automatically be increased in accordance with the Bylaws of the Company by two (if not already increased by reason of a similar arrearage with respect to any Parity Preferred (as hereinafter defined)), and the holders of such shares of Series A Preferred Stock (voting separately as a class with all other series of Preferred Stock ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable) will be entitled to vote separately as a class, in order to fill the vacancies thereby created, for the election of two directors of the Company (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 20% of the Series A Preferred Stock or the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series A Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In the event the directors of the Company are divided into classes, each such vacancy shall be apportioned among the classes of directors to prevent stacking in any one class and to insure that the number of directors in each of the classes of directors are as equal as possible. Each Preferred Stock Director, as a qualification for election as such (and regardless of how elected) shall submit to the Board of Directors of the Company a duly executed, valid, binding and enforceable letter of resignation from the Board of Directors, to be effective upon the date upon which all dividends accumulated on such shares of Series A Preferred Stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment, whereupon the terms of office of all persons elected as Preferred Stock Directors by the holders of the Series A Preferred Stock and any Parity Preferred shall, upon the effectiveness of their respective letters of resignation, forthwith terminate, and the number of directors then constituting the Board of Directors shall be reduced accordingly. A quorum for any such meeting shall exist if at least a majority of the outstanding shares of Series A Preferred Stock and shares of Parity Preferred upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meeting. Such Preferred Stock Directors shall be elected upon the affirmative vote of a plurality of the shares of Series A Preferred Stock and such Parity Preferred present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock shall have been paid in full or declared and set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by, the vote of the holders of record of a majority of the outstanding shares of the Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

  So long as any shares of Series A Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal the provisions of the Articles of Incorporation or Articles Supplementary, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof; provided, however, that with respect to the occurrence of any Event set forth above, so long as the Series A Preferred Stock (or any equivalent class or series of stock issued by the surviving corporation in any merger or consolidation to which the Company became a party) remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series A Preferred Stock and provided, further that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

  Except as expressly stated in the Articles Supplementary, the Series A Preferred Stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof shall not be required for the taking of any corporate action, including but not limited to, any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company, irrespective of the effect that such merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of the Series A Preferred Stock.

CONVERSION

  The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

  For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company continues to meet the requirements for qualification as a REIT, the Articles of Incorporation, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of the Company's capital stock in excess of more than 9.8% in number of shares or value, whichever is more restrictive (the "Ownership Limit") of the Company's outstanding capital stock. The Articles of Incorporation provide further that if shares of capital stock are issued or transferred to any person and such transfer would (i) result in beneficial or constructive ownership of capital stock in excess of the Ownership Limit, (ii) cause the capital stock to be beneficially owned by less than 100 persons, or (iii) result in the corporation being "closely held" within the meaning of Section 856(h) of the Code, such issuance or transfer shall be void ab initio, and the intended transferee would acquire no rights to the stock. The Board of Directors, with a ruling from the Internal Revenue Service or an opinion of counsel, may waive the Ownership Limit with respect to a shareholder if such person is not an individual for purposes of applying the "five or fewer" rule described above, the Board of Directors obtains such representations and undertakings as are reasonably necessary to ascertain that no individual's actual or deemed ownership of capital stock will violate the Ownership Limit, such person agrees that, if an Internal Revenue Service ruling satisfactory to the Company regarding the effect of issuing Excess Stock on the Company's REIT status (the "IRS Ruling") has been obtained, a violation or attempted violation of such representations and undertakings will result in capital stock being exchanged for Excess Stock, and the Board of Directors is otherwise satisfied that the waiver will not then or in the future jeopardize the Company's REIT status.

  If the Company obtains the IRS Ruling, shares of capital stock that are subject to an attempted issuance or transfer in violation of these restrictions will be exchanged automatically for shares of Excess Stock that will be transferred by operation of law to the Company as trustee for the exclusive benefit of the person or persons to whom the shares may ultimately be transferred. While these shares are held in trust, they are not entitled to vote or to share in any dividends. The shares may be retransferred by the intended transferee at a price not to exceed the price paid by the intended transferee, at which point the shares will automatically be exchanged for capital stock of the same class that was exchanged for Excess Stock. In addition, it is expected that any such shares of Excess Stock held in trust will be redeemable by the Company for a 90-day period at a price equal to the redemption price (excluding any accrued and unpaid dividends) of the capital stock that was converted into such Excess Stock, or the lesser of the price paid for the stock by the intended transferee and the market price for the stock on the date the Company accepts the offer to purchase the stock. This period commences on the date of the violative transfer if the intended transferee gives notice to the Company of the transfer, or the date the Board of Directors determines that a violative transfer has occurred if no notice is provided.

  All certificates representing shares of Series A Preferred Stock will bear a legend referring to the restrictions described above.

  All persons who own, directly or by virtue of the constructive ownership provisions of the Code, more than a specified percentage of the outstanding shares of capital stock must file an affidavit with the Company containing the information specified in the Articles of Incorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

  As the Ownership Limit applies to ownership of more than 9.8% of the Company's capital stock, any shares of Series A Preferred Stock that may be issued will be aggregated with a stockholder's ownership of Common Stock for purposes of compliance with the Ownership Limit.

  The Ownership Limit may have the effect of precluding the acquisition of control of the Company.

TRANSFER AND DIVIDEND PAYING AGENT

  ChaseMellon Shareholder Services, L.L.C. will act as the transfer and dividend payment agent in respect of the Series A Preferred Stock.

PAYMENT AND PAYING AGENCY

  Payments in respect of the Series A Preferred Stock will be made by check mailed to the address of the holder entitled thereto as such address shall appear on the securities register relating to the Series A Preferred Stock.

  The amounts payable in respect of the Series A Preferred Stock will be payable, the transfer of the Series A Preferred Stock will be registrable, and Series A Preferred Stock will be exchangeable for Series A Preferred Stock of other denominations of a like aggregate Liquidation Amount, at the offices of any paying agent or transfer agent appointed by the Company, provided that payment of any Distributions may be made at the option of the Company by check mailed to the address of the persons entitled thereto or by wire transfer.

CERTAIN CHARTER AND BYLAW PROVISIONS

  Limitation on Liability for Monetary Damages. The Maryland GCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (i) it is proven that the person actually received an improper benefit or profit in money, property or services, or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's Articles of Incorporation contain a provision providing for elimination of the liability of its directors and officers to the Company and its stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

  Advance Notice of Director Nominations; New Business and Special
Meetings. The Bylaws of the Company provide that for any stockholder proposal to be presented in connection with an annual meeting of stockholders of the Company, including any proposal relating to the nomination of a director to be elected to the Board of Directors of the Company, the stockholders must have given timely written notice in compliance with the advance notice provisions of the Bylaws. Pursuant to the Company's Bylaws and Section 2-502 of the Maryland GCL, calling a special meeting to act upon any proposal substantially the same as a matter voted on at any special meeting of stockholders held during the preceding 12 months requires the approval of the holders of a majority of the shares of Common Stock.

BUSINESS COMBINATIONS UNDER THE MARYLAND GENERAL CORPORATION LAW

  The Maryland GCL prohibits certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person (i) who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's shares or
(ii) who is an affiliate or associate of the corporation and, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate or an associate thereof. Such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Any business combination not prohibited above must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by all holders of voting shares of the corporation, and (b) 66.6% of the votes entitled to be cast by all holders of voting shares of the corporation other than voting shares held by the Interested Stockholder or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as provided for in the Maryland GCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Board of Directors has exempted from these provisions of the Maryland GCL any business combination with Daniel M. Gottlieb, Steven D. Lebowitz, G&L Development and all present or future affiliates or associates of theirs or any other person acting in concert or as a group with any of the foregoing persons. Furthermore, the Articles of Incorporation of the Company contain a provision exempting the Company from these provisions as to other persons, which, pursuant to the Maryland GCL, became effective 18 months from October 29, 1993, the date of filing.

CONTROL SHARE ACQUISITIONS

  The Maryland GCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. "Control shares" do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

  A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the "control shares" (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of "control share acquisition."

  The "control share acquisition" statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the Articles of Incorporation or bylaws of the corporation.

  The Company's Bylaws contain a provision exempting the Company's capital stock from the "control share acquisition" statute.

OTHER

  If the Company's equity securities are held by less than 800 stockholders and the Company's securities are no longer listed on the NYSE or the American Stock Exchange, it is possible, under certain circumstances, that the Company may become subject to Section 2115 of the California Corporations Code. In such event, certain provisions of the Company's charter would be governed by California law, including, without limitation, the stockholders' right to cumulate votes at elections of directors (cumulative voting), the stockholders' right to remove directors without cause (which are subject to the stockholders' rights to cumulative votes), and the Company's ability to indemnify its officers, directors and employees (which is generally more restrictive than in Maryland).

  If either the exemption in the Articles of Incorporation with respect to business combinations or the exemption in the Bylaws with respect to the "control share acquisition" statute is rescinded, such provisions of the Maryland GCL could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer. Furthermore, the Articles of Incorporation of the Company contain a provision that authorizes a director of the Company in determining what is in the best interests of the Company to consider, in addition to the interests of the stockholders, the interests of certain other constituencies (e.g., employees, creditors and customers), community and societal interests and other factors that may lead the director to oppose a transaction which, as an exclusively financial matter, might be attractive to some, or a majority, of the Company's stockholders.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain Federal income tax considerations to holders of Series A Preferred Stock is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of Series A Preferred Stock will vary depending upon such holder's particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders subject to special treatment under the Federal income tax laws, including, without limitation, life insurance companies, certain financial institutions, dealers in securities or currencies, stockholders holding Series A Preferred Stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, tax-exempt organizations, foreign corporations, foreign partnerships and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effects of any foreign, state, local or other tax laws that may be applicable to prospective stockholders.

  EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SERIES A PREFERRED STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

  PROSPECTIVE PURCHASERS SHOULD NOTE THAT THE PROVISIONS OF THE CODE DEALING WITH REITS ARE SUBJECT TO CHANGE AT ANY TIME BY FUTURE TAX LEGISLATION. SUCH LEGISLATION COULD REPEAL OUTRIGHT THE REIT PROVISIONS OR MODIFY THEM IN VARIOUS WAYS AND SUCH REPEAL OR MODIFICATION COULD HAVE RETROACTIVE EFFECT.

TAXATION OF THE COMPANY

  General. The Company has elected to be taxed as a REIT under Sections 856 and 860 of the Code, commencing with its taxable year ending December 31, 1993. The Company believes that it is organized and operates in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

  In the opinion of Gibson, Dunn & Crutcher LLP, whose opinion has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, commencing with the Company's taxable year ending December 31, 1993, the Company is organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for continued qualification and taxation as a REIT under the Code. Counsel's opinion is based on various assumptions and is conditioned upon representations made by the Company and the Operating Partnership as to certain relevant factual matters.

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

Counsel's opinion is also based on the factual representations of the Company concerning its business and properties as described in this Prospectus. Moreover, such qualification and taxation as a REIT will depend upon the Company's ability to meet, on a continuing basis, distribution levels, diversity of stock ownership and the various other qualification tests imposed under the Code and discussed below. Compliance with these requirements is not entirely within the control of the Company due to the Company's direct or indirect participation in entities that it does not control or manage, market conditions and other reasons. Counsel will not review compliance with these tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy the REIT requirements.

  If the Company qualifies for taxation as a REIT, it will generally compute its taxable income as does a regular corporation except that it will be eligible for a deduction for dividends paid to shareholders. Accordingly, the Company generally will not be subject to Federal corporate income taxes on net income that it currently distributes to stockholders. Since the Company will receive its income as an allocable share of the income of the Operating Partnership, the rules on partnership taxation will apply to determine the Company's income and deductions. See "--Partnership Tax Considerations."

  Treatment of the Company as a REIT, therefore, substantially eliminates the "double taxation" (i.e., tax at both the corporate and stockholder levels) that generally results from an investment in a corporation. However, the Company will be subject to Federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to be treated as having distributed during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year,
(ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts treated as having been so distributed. Seventh, if the Company acquires any asset from a "C" corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis in such property at such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated).

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

  The Company believes that it has issued sufficient shares of capital stock in sufficient proportions to allow the Company to satisfy requirements (v) and
(vi). In addition, the Company's Articles of Incorporation provide for restrictions regarding the transfer and ownership of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. See "Description of Series A Preferred Stock--Restrictions on Ownership and Transfer."

  To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares of stock. To do so, the Company must demand written statements each year from the record holders of certain percentages of its shares of stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). (A REIT with 2,000 or more record shareholders must demand statements from record holders of 5% or more of its shares, one with less that 2,000, but more than 200 record shareholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record shareholders must demand statements from record holders of 0.5% or more of the shares.) A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. A shareholder who fails or refuses to comply with the demand must submit a statement with his tax return disclosing the actual ownership of the shares of stock and certain other information.

  In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar year taxable year.

  Ownership of a Partnership Interest. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the various partnerships and limited liability companies in which the Company holds direct or indirect interest will be treated as assets, liabilities and items of the Company for purposes of applying the requirements described herein. Since the Company does not control or manage certain of the partnerships and limited liability companies in which it holds a direct or indirect interest, there can be no assurance that such entities will not take actions that could jeopardize the Company's status as a REIT.

  Income Tests. In order to maintain qualification as a REIT, there are three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gains from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

  Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." The Company has represented that it does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant, (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

  The Company uses the services of independent contractors in certain areas. A company owned by Messrs. Gottlieb and Lebowitz provides certain administrative and leasing services to a major tenant in the 405 North Bedford Drive medical building. The Company has contracted with an independent parking facility operator to manage and operate the parking lots in certain G&L Development Properties. The Company also anticipates engaging parking lot operators and other independent contractors as needed with respect to the Properties. The status of these contractors as independent contractors under the REIT provisions of the Code requires, among other things, that the Company may not determine how the contractor performs its activities, but it may specify the functions to be performed and the standards to be met. The Company intends to handle its relationship with its independent contractors to satisfy this requirement.

  The Company and the Operating Partnership receive fees in consideration of the performance of management and administrative services with respect to Properties that are not owned at all or are owned only partially by the Operating Partnership. Although some part or all of such management and administrative fees generally will not qualify under the 75% or 95% gross income tests, the Company believes that the aggregate amount of such fees (and any other non-qualifying income) in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

  Under both the 75% and 95% gross income tests, "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Although the Company intends to acquire interests in participating loans, the Company intends to participate in loans the interest on which qualifies as interest for purposes of the 75% and 95% gross income tests.

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its income to its return, and (iii) any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

  Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership and partnerships in which the Operating Partnership owns an interest or held by "qualified REIT subsidiaries" of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. For this purpose, loans secured by real property, such as loans acquired by the Company's Senior Care Division directly or through the GLN Venture, generally constitute real estate assets. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  Under Section 856(i) of the Code, a "qualified REIT subsidiary" means any corporation if 100 percent of the stock of such corporation is held by the REIT at all times during the period such corporation was in existence. Under the Code, a corporation which is a qualified REIT subsidiary shall not be treated as a separate corporation for Federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the corporation shall be treated as assets, liabilities, and such items (as the case may be) of the REIT. The Company has owned all the outstanding stock of both G&L Realty Financing II, Inc. and G&L Medical, Inc. since their existence, and, accordingly, both corporations are qualified REIT subsidiaries of the Company.

  Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, or it does not distribute income attributable to certain non-cash income items, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

  The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may arrange or cause the Operating Partnership to arrange, for short-term, or possibly long-term, borrowing to permit the payment of required dividends.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

  Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distribution to stockholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost and could not reelect REIT status until it distributes out all current and accumulated earnings and profits from the non-REIT period. In addition, it may be subject to tax on "built-in gains," as described above. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF DOMESTIC STOCKHOLDERS

  Taxation of Taxable Stockholders. As long as the Company qualifies as a REIT, distributions made to the Company's taxable stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net long-term capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares of Series A Preferred Stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares of Series A Preferred Stock, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

  In general, any loss upon a sale or exchange of shares of Series A Preferred Stock by a stockholder who has held such shares for six months or more (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by each stockholder as long-term capital gain.

  Cash Redemption of Series A Preferred Stock. A cash redemption of shares of the Series A Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The cash redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares of capital stock (including Common Stock and other equity interests in the Company) considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of the Series A Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of the Series A Preferred Stock are advised to consult their own tax advisors to determine such tax treatment.

  If a cash redemption of shares of the Series A Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the shares of the Series A Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the Series A Preferred Stock have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

  If a cash redemption of shares of the Series A Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of the Series A Preferred Stock for tax purposes will be transferred to the holder's remaining shares of capital stock in the Company, if any. If the holder owns no other shares of capital stock in the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

  Redemption Premium. Under Section 305(c) of the Code and applicable Treasury Regulations, if the redemption price of the Series A Preferred Stock exceeds its issue price the difference ("redemption premium") may be taxable as a constructive distribution of additional Series A Preferred Stock to the holder (treated as a dividend to the extent of the Company's current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over a certain period. Because Series A Preferred Stock provides for an optional right of redemption by the Company at a price that may exceed the issue price, stockholders could be required to recognize such redemption premium under a constant interest rate method similar to that for accruing original issue discount if, based on all of the facts and circumstances, the optional redemption is more likely than not to occur. If stock may be redeemed at more than one time, the time and price at which such redemption is most likely to occur must be determined based on all of the facts and circumstances. Applicable Treasury Regulations provide a "safe harbor" under which a right to redeem will not be treated as more likely than not to occur if (i) the issuer and the stockholder are not related within the meaning of such regulations; (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock (disregarding, for this purpose, a separate mandatory redemption), and (iii) exercise of the right to redeem would not reduce the yield of the stock, as determined under the regulations. Regardless of whether the optional redemption is more than likely not to occur, constructive dividend treatment will not result if the redemption premium does not exceed a de minimis amount. The Company intends to take the position that the existence of the Company's optional redemption right does not result in a constructive distribution to the holders of Series A Preferred Stock.

  Backup Withholding. The Company will report to its stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemption proceeds unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The Company may nonetheless institute backup withholding with respect to a stockholder if it is advised to do so by the IRS. A stockholder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

  Taxation of Tax-Exempt Stockholders. Distributions by the Company to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally under IRS rulings will not constitute "unrelated business taxable income" ("UBTI") unless the shareholder has borrowed to acquire or carry shares of Series A Preferred Stock. For taxable years beginning after December 31, 1993, however, qualified pension trusts owning in excess of 10% of stock of certain REITs may be required to treat a certain percentage of such a REIT's distributions as UBTI. The restrictions on ownership of Common Stock in the Company's Articles of

Incorporation will generally prevent any shareholder, including a pension trust, from acquiring sufficient shares of Series A Preferred Stock to trigger this provision, absent approval by the Board of Directors. See "Description of Series A Preferred Stock--Restrictions on Ownership and Transfer."

TAXATION OF FOREIGN STOCKHOLDERS

  The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex and no attempt will be made here to provide more than a summary of such rules. A prospective Non-U.S. Stockholder should consult with its own tax advisors to determine the impact of Federal, state and local income tax laws with regard to an investment in Common Stock of the Company, including any reporting requirements.

  Distributions by the Company that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares is treated as effectively connected with the conduct by the Non-U.S. Stockholder of a United States trade or business (or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Stockholder), the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation). United States income tax must be withheld at the rate of 30% on the gross amount of any such dividends made to a Non-U.S. Stockholder unless (i) a lower treaty rate applies or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with the withholding agent certifying that the investment to which the distribution relates is effectively connected with a United States trade or business of such Non-U.S. Stockholder (or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Stockholder). Lower treaty rates generally applicable to dividend income do not, however, necessarily apply to dividends from a REIT such as the Company. Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of ascertaining the requirement of withholding discussed above and the applicability of a tax treaty rate. Under proposed Treasury Regulations not currently in effect, however, a Non-U.S. Stockholder who seeks to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements.

  Unless the Company's stock constitutes a "USRPI" (as defined below), distributions in excess of current and accumulated earnings and profits of the Company and that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if the Non-U.S. Stockholder otherwise is subject to tax on any gain from the sale or disposition of shares in the Company (as described below). Under current Treasury Regulations, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. If, however, the Company's stock is treated as a USRPI, then unless otherwise treated as a dividend for withholding purposes as described below, any distribution in excess of current or accumulated earnings and profits will be subject to 10% withholding and, to the extent such distributions in excess of the Company's current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's stock, they will give rise to gain from the sale or exchange of the stock, the tax treatment of which is described below. Amounts withheld generally are refundable if it is subsequently determined that such amounts are in excess of the Non-U.S. Stockholder's U.S. tax liability.

  Distributions that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to taxation, unless (i) investment in the shares is effectively connected with the Non-U.S. Stockholder's United States trade or business (or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Stockholder), in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances that the sale was attributable to a U.S. office, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

  For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as gain effectively connected with a United States trade or business. Non-U.S. Stockholders would thus be taxed at the same capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. Applicable Treasury Regulations require withholding of 35% of any distribution that could be designated by the Company as a capital gains dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability and refundable if it exceeds the U.S. tax liability of the Non-U.S. Stockholder.

  Gain recognized by a Non-U.S. Stockholder upon a sale of shares of the Company generally will not be taxed under FIRPTA if the shares do not constitute a United States real property interest ("USRPI"). Shares of the Company will not be considered a USRPI if the Company is a "domestically controlled REIT," or if the shares sold are part of a class of stock that is regularly traded on an established securities market and the holder owned less than 5% of the class of stock sold during a specified testing period. A "domestically controlled REIT" is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company currently anticipates that it will be a "domestically controlled REIT," although since the Company's stock is publicly traded no assurances can be given to that effect. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) the investment in the shares is effectively connected with the Non-U.S. Stockholder's United States trade or business (or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Stockholder), in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances that the sale was attributable to a U.S. office, in which case the nonresident alien individual will be subject to a 30% tax on the individual's net capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and, in the case of foreign corporations, subject to the possible application of the 30% branch profits tax).

  The Company must report annually to the IRS and to each Non-U.S. Stockholder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Stockholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Stockholder resides.

  U.S. backup withholding, which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements, will generally not apply to dividends (including any capital gain dividends) paid on stock of the Company to a Non-U.S. Stockholder at an address outside the United States. However, the payment of the proceeds from the disposition of stock of the Company to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalty of perjury, certifies, among other things, its status as a Non-U.S. Stockholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting.

PARTNERSHIP TAX CONSIDERATIONS

  Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the relevant Treasury Regulations require that partnership allocations respect the economic arrangement of the partners. If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners, interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership Agreement contains a number of provisions that are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

  Tax Allocations with Respect to Contributed Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property and as a result, the Partnership Agreement requires allocations to be made in a manner consistent with Section 704(c) of the Code.

  In general, the contributing entity will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the G&L Development Properties which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the contributing entity and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the contribution of the asset. Application of these rules to the Operating Partnership will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate Book-Tax Differences on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of any properties contributed to the Operating Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such properties in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "--Taxation of the Company; Annual Distribution Requirements."

  Any property purchased by the Operating Partnership at the Closing or subsequent thereto will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

  Basis in Operating Partnership Interest. The Company's adjusted tax basis in its interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and (c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

  If the allocation of the Company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has adjusted tax basis in its interest in the Operating Partnership. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners), exceed the Company's adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain and if the Company's interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain. Under current law, capital gains and ordinary income of corporations are generally taxed at the same marginal rates.

  Sale of the Properties. The Company's share of any gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Requirements for Qualification--Income Tests." Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income test for qualification as a REIT. See "Requirements for Qualification--Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Properties and to make such occasional sales of the Properties as are consistent with the Operating Partnership's investment objectives.

  Possible Legislative or Other Actions Affecting Tax Consequences. Prospective investors should recognize that the present Federal income tax treatment of an investment in the Company may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Company. For example, a recent Federal budget proposal contains language which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT, and thus would effectively preclude the Company from re-electing REIT status following a termination of its REIT qualification.

  State and Local Taxes. The Company and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in the Series A Preferred Stock of the Company.

               EMPLOYEE PLANS AND INDIVIDUAL RETIREMENT ACCOUNTS

  A fiduciary of a pension, profit-sharing or other employee benefit plan (an "Employee Plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider fiduciary standards under ERISA in the context of the Employee Plan's particular circumstances before authorizing an investment of all or any portion of such Employee Plan's assets in the Series A Preferred Stock. Under ERISA, a fiduciary must discharge his duties with respect to an Employee Plan solely in the interest of the participants and beneficiaries of such plan. Among other factors, such fiduciary should consider (i) whether the investment satisfies the prudence requirements of
Section 404(a)(1)(B) of ERISA, (ii) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, and (iii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA. In addition, persons who control the investments of individual retirement accounts ("IRAs") should consider that IRAs may only make investments that are authorized by the appropriate governing documents and under applicable state law. In addition to the general civil liability imposed on fiduciaries who violate the fiduciary responsibility rules of ERISA, Section 502(l) of ERISA also imposes civil penalties on fiduciaries who breach any of such rules and on individuals who knowingly participate in any such breach.

  In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide range of transactions involving the assets of an Employee Plan or IRA and persons who have certain specified relationships to the Employee Plan or IRA ("parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of the Code). Such transactions are treated as "prohibited transactions" under Section 406 of ERISA and Sections 4975 and 408(e)(2) of the Code and civil penalties are imposed upon such persons by Section 502(i) of ERISA or excise taxes are imposed under
Section 4975 of the Code. Thus, a fiduciary of an Employee Plan or a person making the investment decision for an IRA should consider whether the acquisition or the continued holding of the Series A Preferred Stock might constitute or give rise to a direct or indirect non-exempt prohibited transaction.

  The Department of Labor (the "DOL") has issued final regulations (the "DOL Regulations") as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if an Employee Plan or IRA acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Employee Plan's or IRA's assets would include, for purposes of the fiduciary responsibility provisions of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulations define "equity interest" as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. The Company believes the Series A Preferred Stock constitutes an "equity interest" for purposes of the DOL Regulations.

  The DOL Regulations define a publicly offered security as a security that is "widely held," "freely transferable," and either (i) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or
(ii) sold to the plan pursuant to an effective registration statement under the Securities Act, if the class of securities of which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which an offering occurs. The Company's Series A Preferred Stock will be sold pursuant to an effective registration statement under the Securities Act and will be registered under the 1934 Act.

  The DOL Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the Company and of one another. A class of securities will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to an offering as a result of events beyond the Company's control. The Company expects the Series A Preferred Stock to be "widely held" upon completion of this Offering.

  The DOL Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this Offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. Employee Plan and IRA fiduciaries should be aware that the Company's Articles of Incorporation contain certain restrictions on any transfer of shares of Series A Preferred Stock that would create a beneficial owner of more than 9.8% in value of the Company's outstanding capital stock. See "Description of Series A Preferred Stock--Restrictions on Transfer." While the Company has no reason to believe that such a restriction is likely to result in the failure of the shares of Common Stock to be "freely transferable" under the DOL Regulations, no assurance can be given that the DOL and the U.S. Treasury Department will not reach a contrary conclusion.

  Assuming that the Series A Preferred Stock will be "widely held" and "freely transferable," the Company believes that the Series A Preferred Stock will constitute "publicly offered securities" for purposes of the DOL Regulations and that the assets of the Company will not be deemed to be "plan assets" of any Employee Plan or IRA that invests in the Series A Preferred Stock.

  EMPLOYEE PLANS AND IRAS AND THEIR FIDUCIARIES ARE STRONGLY URGED TO CONSULT WITH THEIR ADVISORS BEFORE ACQUIRING SHARES OF SERIES A PREFERRED STOCK OF THE COMPANY.

                                 UNDERWRITING

  Sutro & Co. Incorporated and McDonald & Company Securities, Inc. (the "Underwriters") have severally agreed, subject to the terms and conditions contained in an Underwriting Agreement among the Company and the Underwriters (the "Underwriting Agreement"), to purchase from the Company the number of shares of Series A Preferred Stock set forth opposite their respective names below:

                                                                       NUMBER
              UNDERWRITER                                             OF SHARES
              -----------                                             ---------
   Sutro & Co. Incorporated..........................................   650,000
   McDonald & Company Securities, Inc. ..............................   650,000
                                                                      ---------
       Total......................................................... 1,300,000
                                                                      =========

  The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Series A Preferred Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased. The Company has been advised by the Underwriters that the Underwriters propose to offer the Series A Preferred Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.55 per share of Series A Preferred Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $0.30 per share to other dealers. The public offering price and the concessions and discount to dealers may be changed by the Underwriters after the initial offering.

  In order to facilitate the Offering of the Series A Preferred Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A Preferred Stock. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Series A Preferred Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Series A Preferred Stock, the Underwriters may bid for, and purchase, the Series A Preferred Stock in the open market. Finally, the Underwriters may reclaim selling concessions allowed to a dealer for distributing the Series A Preferred Stock in the Offering, if the Underwriters repurchase previously distributed Series A Preferred Stock in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series A Preferred Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

  The Underwriters have reserved the right to reclaim selling concessions in order to encourage dealers to distribute the Series A Preferred Stock for investment, rather than short-term profit taking. Increasing the proportion of the Offering held for investment may reduce the supply of Series A Preferred Stock available for short-term trading.

  The Company has agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

  The Series A Preferred Stock has been approved for listing on the NYSE under the symbol "GLR PrA" subject to official notice of issuance. Prior to the Offering, there has been no public market for the shares of Series A Preferred Stock. The Underwriters have advised the Company that each intends to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE, but is not obligated to do so and may discontinue market making at any time without notice.

                                    EXPERTS

  The financial statements included in this Prospectus and elsewhere in this Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement of which this Prospectus is a part and are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                                 LEGAL MATTERS

  Certain legal and tax matters will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California, and certain legal matters will be passed upon for the Underwriters by Morrison & Foerster LLP. Certain legal matters regarding Maryland law, including the legality of the shares of Series A Preferred Stock, will be passed upon by Piper & Marbury L.L.P., Baltimore, Maryland.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-11 under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules hereto. Additionally, the Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, including the exhibits and schedules thereto, as well as reports, proxy and information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, the New York Regional Office located at 75 Park Place, New York, New York 10007, and the Chicago Regional Office located at Northwest Atrium Center, 500 West Madison Street, Room 1204, Chicago, Illinois 60661-2511, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Electronic filings made by the Company through the Commission's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's World Wide Web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is listed on the NYSE and the reports, proxy and information statements and other information filed by the Company with the NYSE can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

                                   GLOSSARY

  Following are certain terms used throughout this Prospectus. Unless the context requires otherwise, the following capitalized terms shall have the meanings set forth below for purposes of this Prospectus:

  "ADA" means the Americans with Disabilities Act.

  "Articles of Incorporation" means the Articles of Amendment and Restatement of the Charter of the Company.

  "Articles Supplementary" means the Articles Supplementary Classifying 1,495,000 Shares of 10.25% Series A Cumulative Preferred Stock.

  "Audit Committee" means the Committee of the Board of Directors of the Company established to make recommendations as to certain accounting matters.

  "Bylaws" means the Amended and Restated Bylaws of the Company.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Commission" means the Securities and Exchange Commission.

  "Common Stock" means the Company's Common Stock, par value $.01 per share.

  "Company" means G&L Realty Corp., a Maryland corporation.

  "Compensation Committee" means the committee of the Board of Directors of the Company that determines officers' salaries and bonuses and administer the Plan.

  "DOL" means the Department of Labor.

  "DOL Regulations" means final regulations, issued by the DOL, defining what constitutes assets of an employee benefit plan under ERISA.

  "Employee Plan" means a pension, profit-sharing, or other employee benefit plan subject to ERISA.

  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

  "Excess Shares" means the shares owned by a holder in excess of the Ownership Limit.

  "Exchange Act" means the Securities and Exchange Act of 1934, as amended.

  "Executive Committee" means the Committee of the Board of Directors with authority as described under the caption "Management--Committees of the Board of Directors."

  "Formation Transactions" has the meaning ascribed to it under the caption "Formation Transactions."

  "G&L Development Properties" means six of the Properties with parking and ground floor retail space in Beverly Hills, California.

  "GECC" means General Electric Capital Corporation.

  "GLN Venture" means GLN Capital Co., LLC, a Delaware limited liability company.

  "GMAC-CM" means GMAC Commercial Mortgage.

  "Indemnitees" means those directors and officers of the Company who are parties to the Indemnity Agreements.

  "Indemnity Agreements" means indemnity agreements between the Company and each of its directors and certain of its officers.

  "IRAs" means individual retirement accounts.

  "IRS" means the Internal Revenue Service.

  "Maryland GCL" means the Maryland General Corporation Law.

  "Medical Partnership" means G&L Medical Partnership, L.P., a Delaware limited partnership.

  "MOB" means medical office building.

  "Nomura" means Nomura Asset Capital Corporation.

  "NYSE" means the New York Stock Exchange.

  "Ownership Limit" means the ownership of more than 9.8% in number of shares or value of the capital stock of the Company pursuant to its Articles of Incorporation.

  "Operating Partnership" means G&L Realty Partnership, L.P., a Delaware limited partnership.

  "Partnership Agreement" means the Agreement of Limited Partnership of the Operating Partnership.

  "PHP" means PHP Healthcare Corporation, a Delaware corporation.

  "PHP Joint Venture" means GL/PHP, LLC, a Delaware limited liability company.

  "Plan" means the Company's 1993 Stock Incentive Plan.

  "Properties" means 15 properties exclusive of vacant land including 13 high quality medical office buildings, an adjacent parking facility and one hospital.

  "Realty Financing Partnership" means G&L Realty Financing Partnership II, L.P., a Delaware limited partnership.

  "REIT" means a real estate investment trust as defined pursuant to Sections 856 through 860 of the Code.

  "Rule 144" means Rule 144 as promulgated under the Securities Act.

  "Securities Act" means the Securities Act of 1933, as amended.

  "Series A Preferred Stock" means the Company's 10.25% Series A Cumulative Preferred Stock, par value $.01 per share.

  "Treasury Regulations" means the Income Tax Regulations promulgated under the Code.

  "Tustin Properties" means the Tustin Medical Plaza properties acquired by the Company on June 14, 1996 in conjunction with 445 Bedford, LLC, which includes two medical office buildings, a hospital and a parcel of vacant land.

  "Underwriters" means the underwriters named in this Prospectus.

  "Units" means ownership interests in the Operating Partnership.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                        --------
      Independent Auditors' Report.....................................      F-2
      Consolidated Balance Sheets......................................      F-3
      Consolidated Statements of Operations............................      F-4
      Consolidated Statement of Stockholders' Equity...................      F-5
      Consolidated Statements of Cash Flows............................  F-6-F-7
      Notes to Consolidated Financial Statements....................... F-8-F-21

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
G&L Realty Corp.:

  We have audited the accompanying consolidated balance sheets of G&L Realty Corp. and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Deloitte & Touche LLP

Los Angeles, California
February 10, 1997

                                G&L REALTY CORP.

                          CONSOLIDATED BALANCE SHEETS

                                                          DECEMBER 31,
                                                    --------------------------
                                                        1996          1995
                                                    ------------  ------------
                      ASSETS
                      ------
Rental properties (Notes 3, 7, 16, 17 and 20):
  Land............................................. $ 17,095,674  $ 15,262,221
  Building and improvements, net...................   76,135,387    76,884,946
                                                    ------------  ------------
    Total rental properties........................   93,231,061    92,147,167
Cash and cash equivalents (Note 2).................    2,231,913     1,280,191
Other receivables, net (Note 6)....................      681,772       129,265
Tenant rent and reimbursements receivable, net
 (Note 5)..........................................    1,048,428       709,436
Unbilled rent receivable, net (Note 11)............    1,477,527     2,581,756
Mortgage loans and bonds receivable, net (Note 8)..   14,358,181    33,633,635
Assets available for sale (Note 9).................   20,522,652           --
Deferred charges and other assets, net (Note 4)....    2,444,751     2,865,707
                                                    ------------  ------------
    TOTAL ASSETS................................... $135,996,285  $133,347,157
                                                    ============  ============

       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------

LIABILITIES:
  Notes payable (Note 7)........................... $109,025,417  $111,626,872
  Accounts payable and other liabilities...........    1,462,210     1,766,718
  Distributions payable............................    1,641,970     1,401,607
  Tenant security deposits.........................    1,033,580     1,032,437
                                                    ------------  ------------
    Total liabilities..............................  113,163,177   115,827,634
Commitments and Contingencies (Note 13)............          --            --
Minority interest in consolidated partnership......   (2,718,474)   (2,846,777)
Minority interest in Operating Partnership.........    3,103,479     2,099,204
STOCKHOLDERS' EQUITY (Notes 12 and 15):
  Preferred shares--$.01 par value, 10,000,000
   shares authorized, no shares issued.............          --            --
  Common shares--$.01 par value, 50,000,000 shares
   authorized, 4,062,500 and 4,062,000 shares
   issued and outstanding as of December 31, 1996
   and 1995, respectively..........................       40,625        40,620
  Additional paid-in capital.......................   23,710,054    23,705,496
  Distributions in excess of net income............   (1,302,576)   (5,479,020)
                                                    ------------  ------------
    Total stockholders' equity.....................   22,448,103    18,267,096
                                                    ------------  ------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..... $135,996,285  $133,347,157
                                                    ============  ============

          See accompanying notes to Consolidated Financial Statements

                                G&L REALTY CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1996         1995         1994
                                         -----------  -----------  -----------
REVENUES:
  Rental (Note 11)...................... $15,796,163  $16,801,193  $14,740,358
  Tenant reimbursements.................     727,874      731,860      586,974
  Parking...............................   1,250,760    1,388,042    1,196,264
  Interest, loan fees and other.........   6,711,900    1,834,558      113,268
  Other.................................     548,851      651,884      650,009
                                         -----------  -----------  -----------
    Total revenues .....................  25,035,548   21,407,537   17,286,873
                                         -----------  -----------  -----------
EXPENSES:
  Property operations...................   5,695,802    5,198,933    4,317,016
  Earthquake costs (reimbursements).....         --      (133,162)     635,075
  Depreciation and amortization.........   3,276,287    4,047,277    3,696,993
  Interest..............................   8,819,270    6,372,002    3,625,316
  General and administrative............   1,786,319    1,639,678    1,297,694
  Loss on disposition of real estate
   (Note 16)............................   4,873,788          --           --
                                         -----------  -----------  -----------
    Total expenses......................  24,451,466   17,124,728   13,572,094
                                         -----------  -----------  -----------
Income from operations before minority
 interests and extraordinary gains
 (losses)...............................     584,082    4,282,809    3,714,779
Minority interest in consolidated
 partnership............................    (128,303)    (130,987)    (167,494)
Minority interest in Operating
 Partnership............................     (65,065)    (417,016)    (352,794)
                                         -----------  -----------  -----------
Income before extraordinary gains
 (losses)...............................     390,714    3,734,806    3,194,491
Extraordinary gains (losses) (net of
 minority interest) (Note 16)...........   9,310,730     (393,401)         --
                                         -----------  -----------  -----------
Net income ............................. $ 9,701,444  $ 3,341,405  $ 3,194,491
                                         ===========  ===========  ===========
Per share data:
  Income before extraordinary gains
   (losses)............................. $      0.10  $      0.91  $      0.77
  Extraordinary gains (losses)..........        2.23        (0.09)        0.00
                                         -----------  -----------  -----------
  Net income............................ $      2.33  $      0.82  $      0.77
                                         ===========  ===========  ===========
Weighted average number of outstanding
 shares.................................   4,171,535    4,090,769    4,159,000


          See accompanying notes to Consolidated Financial Statements

                                G&L REALTY CORP.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                            COMMON STOCK      ADDITIONAL   DISTRIBUTIONS     TOTAL
                          ------------------    PAID-IN    IN EXCESS OF  STOCKHOLDERS'
                           SHARES    AMOUNT     CAPITAL     NET INCOME      EQUITY
                          ---------  -------  -----------  ------------- -------------
BALANCE JANUARY 1, 1994.  4,159,000  $41,590  $25,123,557   $  (127,206)  $25,037,941
Adjustments to
 accumulated deficit....                         (100,736)                   (100,736)
Net income..............                                      3,194,491     3,194,491
Distributions declared..                                     (6,820,760)   (6,820,760)
                          ---------  -------  -----------   -----------   -----------
BALANCE DECEMBER 31,
 1994...................  4,159,000   41,590   25,022,821    (3,753,475)   21,310,936
Adjustment to
 accumulated deficit....                         (503,763)                   (503,763)
Repurchase of common
 stock..................    (97,000)    (970)    (813,562)                   (814,532)
Net income..............                                      3,341,405     3,341,405
Distributions declared..                                     (5,066,950)   (5,066,950)
                          ---------  -------  -----------   -----------   -----------
BALANCE DECEMBER 31,
 1995...................  4,062,000   40,620   23,705,496    (5,479,020)   18,267,096
Additional shares
 issued.................        500        5        4,558                       4,563
Net income..............                                      9,701,444     9,701,444
Distributions declared..                                     (5,525,000)   (5,525,000)
                          ---------  -------  -----------   -----------   -----------
BALANCE DECEMBER 31,
 1996...................  4,062,500  $40,625  $23,710,054   $(1,302,576)  $22,448,103
                          =========  =======  ===========   ===========   ===========




          See accompanying notes to Consolidated Financial Statements

                                G&L REALTY CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             YEAR ENDED DECEMBER 31,
                                      ----------------------------------------
                                          1996          1995          1994
                                      ------------  ------------  ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income..........................  $  9,701,444  $  3,341,405  $  3,194,491
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Extraordinary (gains) losses on
   retirement of debt...............    (9,310,730)      393,401           --
  Loss on disposition of rental
   property.........................     4,873,788           --            --
  Depreciation and amortization.....     3,276,287     4,047,277     3,696,993
  Minority interests................       193,368       548,003       520,288
  Unbilled rent receivable..........        (5,053)     (116,879)     (232,402)
  Allowance for doubtful notes,
   bonds and accounts receivable....       876,925      (310,074)       55,090
  (Increase) decrease in:
   Prepaid expense..................      (152,558)       73,720        37,374
   Other receivables................      (891,165)      576,351      (263,040)
   Tenant rent and reimbursements
    receivable......................      (842,483)     (117,456)       39,424
   Accrued interest receivable and
    loan fees.......................    (1,102,005)     (629,244)          --
  Increase (decrease) in:
   Accounts payable and other
    liabilities.....................      (893,157)       11,347       316,636
   Tenant security deposits.........         1,143        44,468       266,772
                                      ------------  ------------  ------------
Net cash provided by operating
 activities.........................     5,725,804     7,862,319     7,631,626
                                      ------------  ------------  ------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
Additions to rental properties......    (2,220,278)   (1,872,508)   (1,830,716)
Purchases of real estate assets.....   (21,549,954)     (800,000)  (41,713,637)
Acquisition of assets available for
 sale...............................      (307,050)          --            --
Pre-acquisition costs...............    (1,010,749)   (1,203,838)          --
Return of pre-acquisition deposits..     2,011,727           --            --
Leasing commissions.................      (148,819)     (156,541)     (208,015)
Investment in notes and bonds
 receivable.........................   (14,755,383)  (33,004,391)          --
Principal payments received from
 notes and bonds receivable.........    14,567,240           --     12,200,000
                                      ------------  ------------  ------------
Net cash used in investing
 activities.........................   (23,413,266)  (37,037,278)  (31,552,368)
                                      ------------  ------------  ------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
Notes payable proceeds..............    47,000,000    82,156,447    28,652,248
Repayment of notes payable..........   (21,018,432)  (44,547,752)     (134,069)
Deferred financing costs............    (1,396,858)   (1,775,674)     (397,070)
Sale (purchase) of common stock and
 partnership units..................         4,563      (814,532)          --
Distributions.......................    (5,950,089)   (5,732,322)   (6,272,447)
                                      ------------  ------------  ------------
Net cash provided by financing
 activities.........................    18,639,184    29,286,167    21,848,662
                                      ------------  ------------  ------------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS...................       951,722       111,208    (2,072,080)
BEGINNING CASH AND CASH EQUIVALENTS.     1,280,191     1,168,983     3,241,063
                                      ------------  ------------  ------------
ENDING CASH AND CASH EQUIVALENTS....  $  2,231,913  $  1,280,191  $  1,168,983
                                      ============  ============  ============
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for
 interest...........................  $  8,874,008  $  6,200,777  $  3,600,365
                                      ============  ============  ============

          See accompanying notes to Consolidated Financial Statements

                                G&L REALTY CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

      SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

                                                  YEAR ENDED DECEMBER 31,
                                             ----------------------------------
                                                1996         1995       1994
                                             -----------  ---------- ----------
NONCASH INVESTING ACTIVITIES:
  Property acquired in exchange for
   partnership units (Note 17).............. $   549,010
                                             ===========
NONCASH FINANCING ACTIVITIES:
Net cost of assets transferred to lien
 holder (Note 16):
  Land...................................... $ 2,046,547
  Buildings and improvements................  21,600,736
  Tenant improvements.......................     477,245
    Accumulated depreciation................  (3,557,101)
                                             -----------
      Total rental property.................  20,567,427
  Unbilled rent receivable, net.............   1,109,282
  Other receivables, net....................      90,658
  Tenant rent and reimbursements receivable,
   net......................................     249,566
  Leasing commissions, net..................     180,782
  Deferred charges and other assets.........      87,424
  Accounts payable and other liabilities....     588,649
                                             -----------
Net cost of assets transferred to lien
 holder.....................................  22,873,788
Nonrecourse debt extinguished...............  28,500,000
                                             -----------
Excess of nonrecourse debt over net cost of
 assets surrendered......................... $ 5,626,212
                                             ===========
Noncash gain from transfer of property to
 lien holder:
  Extraordinary gain on retirement of debt.. $ 9,310,730
  Minority interest share of extraordinary
   gain.....................................   1,055,650
                                             -----------
  Extraordinary gain on retirement of debt..  10,366,380
  Extraordinary loss related to other
   refinancing transactions.................     133,620
                                             -----------
  Extraordinary gain on transfer of property
   to lien holder...........................  10,500,000
  Loss on disposition of rental property....  (4,873,788)
                                             -----------
Net noncash gain from transfer of property
 to lien holder............................. $ 5,626,212
                                             ===========
Distributions declared not yet paid......... $ 1,462,500  $1,401,607 $1,604,706
                                             ===========  ========== ==========

          See accompanying notes to Consolidated Financial Statements

                               G&L REALTY CORP.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. GENERAL

  G&L Realty Corp. (the "Company") was formed as a Maryland corporation on September 15, 1993 by Daniel M. Gottlieb and Steven D. Lebowitz to continue the ownership, management, acquisition and development operations of medical office buildings conducted previously by G&L Development, the Company's predecessor. All of the Company's assets are held by, and all of its operations are conducted through, the following Delaware limited partnerships:

  G&L Realty Partnership, L.P. (the "Operating Partnership")
  G&L Realty Financing Partnership II, L.P. (the "Realty Financing
  Partnership")
  G&L Medical Partnership, L.P. (the "Medical Partnership")

  The Company, as the sole general partner and as owner of an approximately 89% ownership interest, controls the Operating Partnership. The Company also controls the Realty Financing Partnership through its wholly owned subsidiary G&L Realty Financing II, Inc., a Delaware corporation, which is the sole general partner and 1% owner of the Realty Financing Partnership. The sole limited partner and 99% owner of the Realty Financing Partnership is the Operating Partnership. In May 1996 and in conjunction with a financing transaction, the Company transferred three buildings into a newly formed limited partnership, the Medical Partnership, a Delaware limited partnership. The sole limited partner and 99% owner of the Medical Partnership is the Operating Partnership. The Company controls the Medical Partnership through its wholly owned subsidiary, G&L Medical, Inc., a Delaware corporation, which is the sole general partner and 1% owner of the Medical Partnership.

  References, in these consolidated financial statements, to the Company, its operations, assets and liabilities includes the operations, assets and liabilities of its wholly owned subsidiaries, the Operating Partnership, the Realty Financing Partnership, the Medical Partnership and 435 North Roxbury Drive, Ltd., (the "Roxbury Partnership"), a California limited partnership in which the Operating Partnership owns a 61.75% partnership interest and is the sole general partner.

  Prior to August 1995, the Company, through its wholly owned subsidiary, G&L Financing, Inc., a Delaware corporation, was the sole general partner and 1% owner of G&L Realty Financing Partnership, L.P. (the "Financing Partnership"), a Delaware limited partnership. The Operating Partnership was the sole limited partner and 99% owner of the Financing Partnership which owned six medical office buildings. These six buildings were security for a $42.5 million credit line which was paid off on August 17, 1995. Thereafter, the Financing Partnership was liquidated and the assets were transferred to its partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business. The Company is a health care Real Estate Investment Trust ("REIT") with two major areas of operation: (a) the Medical Office Building Division, which owns, develops and manages high-quality, strategically located properties, and (b) the Senior Care Division, which provides loan funds to facilitate the sale of skilled nursing and assisted living facilities to various entities throughout the United States.

  Basis of presentation. The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership, the Realty Financing Partnership, the Medical Partnership and, prior to its liquidation, the Financing Partnership. The interests in the Operating Partnership and Roxbury Partnership not owned by the Company have been reflected in minority interests. All significant intercompany accounts and transactions have been eliminated in consolidation. Prior year amounts have been reclassified to conform to the current year's presentation.

  Properties. The Operating Partnership, the Realty Financing Partnership, the Medical Partnership and the Roxbury Partnership own a 100% fee simple interest in all of the properties.

                               G&L REALTY CORP.

  Income taxes. The Company qualified and elected to be taxed as a REIT for federal income tax purposes. Such qualification and taxation as a REIT depends upon the Company's ability to meet, on a continuing basis, various REIT qualification requirements. As a REIT, the Company is eligible for a deduction for dividends paid to shareholders. For the years ended December 31, 1996, 1995 and 1994, the Company paid dividends to its stockholders in excess of its earnings and profits (See Note 12). Therefore, no provisions for federal income taxes are included in the accompanying financial statements.

  Real estate and depreciation. Rental property is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

      Buildings and improvements.................................. 40 years
      Tenant improvements......................................... Life of lease
      Furniture, fixtures and equipment........................... 5 years

  Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and all costs directly related to acquisitions are capitalized.

  Revenue recognition. Base rental income is recognized on a straight-line basis over the term of the lease regardless of when payments are due. Certain leases include rent concessions and escalation clauses creating an effective rent which is included in unbilled rent receivable (Note 11).

  Cash and cash equivalents. All demand and money market accounts and short-term investments in governmental funds with a maturity of three months or less are considered to be cash and cash equivalents. Cash equivalents are carried at cost which approximates fair value due to the short period of time to maturity. As of December 31, 1996, the Company had $1,966,993 in a segregated interest bearing account to be used for debt service due in January 1997, current property taxes, insurance and property improvements. Throughout the year, the Company maintained balances in various operating and money market accounts in excess of federally insured limits.

  Deferred charges and other assets. Deferred charges and other assets consist of leasing commissions, deferred loan fees, financing costs, investments, deposits and prepaid expenses.

  Leasing commissions are amortized on a straight-line basis over the lives of the leases which range typically from five to ten years. Deferred loan fees are amortized over the terms of the respective agreements.

  The Company incurred costs relating to new loans and certain refinancings, interest rate protection agreements and a $20 million credit facility (Note
7). Refinancing costs are capitalized and amortized over the term of the related loan. Interest rate protection agreement fees are capitalized and amortized over the term of the agreements.

  Minority interest in consolidated partnership. The Operating Partnership, as sole general partner, has a 61.75% ownership interest in the Roxbury Partnership which owns the property located at 435 North Roxbury Drive. The minority interest is a debit balance that resulted from depreciation allocations and cash distributed to minority interest partners in excess of their original investment and subsequent accumulated earnings. It is management's opinion that the deficit is adequately secured by the unrecognized appreciated value of the Roxbury property and will be recovered through an accumulation of undistributed earnings or sale of the property.

  Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               G&L REALTY CORP.

  Long-lived assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that an asset's book value exceeds the undiscounted expected future cash flows to be derived from that asset. Whenever undiscounted expected future cash flows are less than the book value, the asset will be reduced to a value equal to the net present value of the expected future cash flows and an impairment loss will be recognized. Management believes that the expected future cash flows of its long-lived assets exceeded the related book values as of December 31, 1996 and 1995.

  Per share data. Earnings per share are computed based upon the weighted average number of common shares of the Company's Common Stock, $.01 par value (the "Common Stock") outstanding during the period. The treasury stock method is used to determine the number of incremental common equivalent shares resulting from options granted under the Company's stock incentive plan. Computation of the number of shares is included in Note 15.

3. BUILDINGS AND IMPROVEMENTS

  Buildings and improvements consist of the following:

                                                          DECEMBER 31,
                                                    --------------------------
                                                        1996          1995
                                                    ------------  ------------
      Buildings and improvements................... $ 81,676,782  $ 84,638,984
      Tenant improvements..........................    4,708,425     3,450,249
      Furniture, fixtures and equipment............      358,798       296,070
                                                    ------------  ------------
                                                      86,744,005    88,385,303
      Less accumulated depreciation and
       amortization................................  (10,608,618)  (11,500,357)
                                                    ------------  ------------
        Total...................................... $ 76,135,387  $ 76,884,946
                                                    ============  ============

4. DEFERRED CHARGES AND OTHER ASSETS

  Deferred charges and other assets consist of the following:

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1996        1995
                                                         ----------  ----------
      Loan fees......................................... $2,060,620  $1,459,051
      Pre-acquisition costs.............................     17,194   1,203,838
      Leasing commissions...............................    462,071   1,115,595
      Prepaid expense and other assets..................    272,004      46,643
                                                         ----------  ----------
                                                          2,811,889   3,825,127
      Less accumulated amortization.....................   (367,138)   (959,420)
                                                         ----------  ----------
        Total........................................... $2,444,751  $2,865,707
                                                         ==========  ==========

                               G&L REALTY CORP.

5. TENANT RENT AND REIMBURSEMENTS RECEIVABLE

  Tenant rent and reimbursements receivable are net of the allowance for uncollectible amounts of $261,425, $7,500 and $107,556 as of December 31, 1996, 1995 and 1994, respectively. The activity in the allowance for uncollectible tenant accounts consisted of the following:

                                                   YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                  1996       1995       1994
                                                ---------  ---------  ---------
      Balance, beginning of year............... $   7,500  $ 107,556  $ 213,107
      Additions................................   498,888    110,284     55,090
      Charge-offs..............................  (244,963)  (210,340)  (160,641)
                                                ---------  ---------  ---------
      Balance, end of year..................... $ 261,425  $   7,500  $ 107,556
                                                =========  =========  =========

6. OTHER RECEIVABLES

   Other receivables consist of all outstanding balances due to the Company other than amounts due from current tenants and are net of the allowance for uncollectible amounts of $248,000 as of December 31, 1996. There was no balance in the allowance account as of December 31, 1994 and 1995 and no activity during the years then ended. The activity in the allowance for uncollectible accounts for the year ended December 31, 1996 was as follows:

      Balance, beginning of year...................................... $    --
      Additions.......................................................  248,000
      Charge-offs.....................................................      --
                                                                       --------
      Balance, end of year............................................ $248,000
                                                                       ========

                                G&L REALTY CORP.

7. NOTES PAYABLE

  Notes payable consist of the following:

                                                             DECEMBER 31,
                                                       -------------------------
                                                           1996         1995
                                                       ------------ ------------
   Note due August 14, 1995, collateralized by deed
    of trust, interest payable monthly at 30-day
    LIBOR plus 1.25% per annum (retired May 24,
    1996)............................................           --  $ 28,500,000
   Note due May 31, 1999, collateralized by deed of
    trust, interest payable monthly at 30-day LIBOR
    plus 1.50% per annum, note requires monthly
    principle payments of $35,000 plus semiannual
    payments equal to excess cash flow, as defined in
    the loan extension agreement.....................  $  8,070,000    9,000,000
   Note due June 6, 1997, collateralized by a
    security interest in $20,655,000 face value of
    unrated bonds, interest payable monthly at the
    Prime rate of interest plus 1.5% per annum.......    14,000,000   14,000,000
   Note due January 1, 1998, collateralized by deed
    of trust, monthly payments of $67,908 of
    principal and interest, interest at 8.75% per
    annum (retired May 24, 1996).....................           --     6,065,375
   Note due February 23, 1998, collateralized by deed
    of trust, monthly payments of $41,807 of
    principal and interest, interest at 7.55% per
    annum (retired May 24, 1996).....................           --     5,806,821
   Note due February 23, 1998, collateralized by deed
    of trust, interest payable monthly at 7.55% per
    annum (retired May 24, 1996).....................           --       921,090
   Credit line due August 17, 1998, collateralized by
    deeds of trust, $20 million available, interest
    payable monthly at 30-day LIBOR plus 1.75% per
    annum............................................    15,400,000   17,450,000
   Note due June 17, 1997 collateralized by note
    receivable and deed of trust, interest payable
    monthly at the Citibank Prime rate of interest ..     4,125,000          --
   Note due May 31, 1997 collateralized by note
    receivable and deed of trust, interest payable
    monthly at the Citibank Prime rate of interest...     3,000,000          --
   Note due August 10, 2006, collateralized by deed
    of trust, monthly payments of $281,641 of
    principal and interest, interest at 8.515% per
    annum............................................    34,915,383          --
   Note due August 10, 2005, collateralized by deed
    of trust, monthly payments of $229,263 of
    principal and interest, interest at 7.89% per
    annum............................................    29,515,034   29,883,586
                                                       ------------ ------------
     Total...........................................  $109,025,417 $111,626,872
                                                       ============ ============

  As of December 31, 1996, 30-day LIBOR was 5.53% and the Citibank Prime rate was 8.25%.

                               G&L REALTY CORP.

  Aggregate future principal payments as of December 31, 1996 are as follows:

        YEAR ENDING
        DECEMBER 31
        -----------
        1997........................................... $ 22,339,735
        1998...........................................   16,675,042
        1999...........................................    8,158,845
        2000...........................................      994,008
        2001...........................................    1,094,840
        Thereafter.....................................   59,762,949
                                                        ------------
          Total........................................ $109,025,417
                                                        ============

  As of December 31, 1996, the Company had a $300,000 letter of credit outstanding in favor of a secured lender. The letter of credit is held as additional collateral for tenant security deposits outstanding in the event of a default on the secured loan.

8. MORTGAGE LOANS AND BONDS RECEIVABLE

  Mortgage loans and bonds receivable consist of the following:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
   Note due December 31, 1996, collateralized by deed
    of trust, interest payable monthly at 12% per
    annum.............................................  $       --  $ 1,472,500
   Note due May 1, 1997, collateralized by deed of
    trust, interest payable monthly at 12% per annum..          --    4,042,500
   Note due December 31, 1996, collateralized by deed
    of trust, interest payable monthly at 12% per
    annum.............................................          --    2,215,000
   Note due July 31, 1997, collateralized by deed of
    trust, interest accrues monthly at 12% per annum.
    Interest payable in monthly installments of
    $40,800...........................................    4,466,008   4,080,000
   Note due May 31, 1997, construction loan,
    collateralized by deed of trust and pledged stock,
    interest accrues monthly at 10% per annum. Loan
    commitment for $1,225,000.........................    1,185,597   1,135,597
   Unsecured note due April 1, 2008, interest payable
    semiannually at 10% per annum.....................      150,000         --
   Note due September 9, 1997, collateralized by deed
    of trust, interest payable monthly at 12% per
    annum.............................................    1,285,500         --
   Note due June 30, 1997, collateralized by deed of
    trust, interest payable monthly at 12% per annum..    6,175,000         --
   Unrated Series A tax-exempt Industrial Revenue
    Bonds due October 1, 2017, collateralized by deed
    of trust, interest payable semiannually on April 1
    and October 1 at the rate of 9.75% per annum......          --   20,970,000
   Unrated Series B Industrial Revenue Bonds due
    October 1, 2019, collateralized by deed of trust,
    interest payable semiannually on April 1 and
    October 1 at the rate of 9.5% per annum...........    5,000,000   5,000,000
                                                        ----------- -----------
   Total mortgage loans and bonds receivable..........  $18,262,105 $38,915,597
                                                        =========== ===========

                               G&L REALTY CORP.

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
   Mortgage loans and bonds receivable (balance from
    previous page)..................................  $18,262,105  $38,915,597
   Accrued interest.................................    2,783,602    2,561,125
   Reimbursable loan fees and costs advanced........      100,651      161,056
   Loan impound deposits............................      326,635          --
   Discount on Series A and B bonds.................   (6,739,812)  (8,004,143)
   Allowance for uncollectible amounts..............     (375,000)         --
                                                      -----------  -----------
   Total mortgage loans and bonds interest
    receivable......................................  $14,358,181  $33,633,635
                                                      ===========  ===========

  Aggregate future principal pay-downs as of December 31, 1996 are as follows:


      YEAR ENDING
      DECEMBER 31
      -----------
      1997.......................................................... $13,112,105
      2000..........................................................      11,785
      2001..........................................................      12,860
      After 2001....................................................   5,125,355
                                                                     -----------
        Total....................................................... $18,262,105
                                                                     ===========

   The activity in the allowance for uncollectible notes receivable for the year ended December 31, 1996 was as follows:

      Balance, beginning of year...................................... $    --
      Additions.......................................................  375,000
      Charge-offs.....................................................      --
                                                                       --------
      Balance, end of year............................................ $375,000
                                                                       ========

9. ASSETS AVAILABLE FOR SALE

  Assets available for sale as of December 31, 1996 consist of the following:

   Unrated Series A tax-exempt Industrial Revenue Bonds due October
    1, 2017, collateralized by deed of trust, interest payable semiannually at 9.75% per annum (including accrued interest of
    $503,466)......................................................  $20,190,602
   Land............................................................      280,000
   Unsecured subordinated notes receivable due February 1, 2006, interest payable semiannually at 12.0% per annum (including
    accrued interest of $2,050)....................................       27,050
   Miscellaneous supplies and equipment............................       25,000
                                                                     -----------
   Total assets available for sale.................................  $20,522,652
                                                                     ===========

10. FINANCIAL INSTRUMENTS

  The estimated fair value of the Company's financial instruments is determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop the related estimates of fair value. The use of different market assumptions or estimation methodologies may have a material impact on the estimated fair value amounts.

                               G&L REALTY CORP.

  Cash, cash equivalents, tenant rent and other accounts receivable, accounts payable and other liabilities. The carrying amount of these instruments approximates fair value due to their short-term maturities.

  Notes payable. The carrying amount approximates fair value because the interest rates are comparable to rates currently being offered to the Company.

  Mortgage loans and bonds receivable. The estimated fair values of these assets are based upon market values of loans and bonds receivable with similar characteristics adjusted for risk inherent in the underlying transactions. Management estimates the fair value of these assets to approximate their amortized cost basis and, as such, there are no realized or unrealized gains or losses to report.

11. FUTURE MINIMUM RENT

  The Company has operating leases with tenants that expire at various dates through 2010. The minimum rents due under these leases are subject to either scheduled fixed increases or adjustments based on the Consumer Price Index. In general, the retail leases require tenants to pay their pro-rata share of property taxes, insurance and common area operating costs, while the medical office leases require tenants to reimburse the Company for annual increases in property taxes, insurance and specified operating expenses over a base year amount.

  Generally accepted accounting principles require that rents due under operating leases with fixed increases be averaged over the life of the lease. This practice, known as "straight-line rents," creates an unbilled rent receivable in any period during which the amount of straight-line rent exceeds the actual rent billed (this occurs primarily at the inception of the lease period). As the lease approaches its expiration date, billed rent will eventually exceed the amount of straight-line rent causing the unbilled rent receivable to decline. The straight-line rent calculation assumes no new or renegotiated rents or extension periods during the life of the lease and excludes operating cost reimbursements. The following table summarizes future rents due under existing leases and the corresponding straight-line rent calculation:

                                              STRAIGHT-               UNBILLED
      YEAR ENDING                               LINE     BILLABLE      RENT
      DECEMBER 31                               RENT        RENT     RECEIVABLE
      -----------                            ----------- ----------- ----------
      1997.................................. $12,724,855 $12,619,101 $ (105,754)
      1998..................................  10,158,365  10,103,768    (54,597)
      1999..................................   8,072,534   8,056,632    (15,902)
      2000..................................   6,652,884   6,782,225    129,340
      2001..................................   5,138,925   5,309,823    170,899
      Thereafter............................  15,170,613  16,938,142  1,767,529
                                             ----------- ----------- ----------
        Total............................... $57,918,176 $59,809,691 $1,891,515
                                             =========== =========== ==========

   The activity in the allowance for unbilled rent, recorded as a reduction of rental revenue, consisted of the following:

                                                       DECEMBER 31,
                                              ---------------------------------
                                                1996        1995        1994
                                              ---------  ----------  ----------
      Balance, beginning of the year......... $ 967,150  $1,177,168  $1,333,543
      Additions..............................       --          --          --
      Charge-offs............................  (553,162)   (210,018)   (156,375)
                                              ---------  ----------  ----------
      Balance, end of the year............... $ 413,988  $  967,150  $1,177,168
                                              =========  ==========  ==========

                               G&L REALTY CORP.

12. STOCKHOLDERS' EQUITY

  Distributions in excess of net income. As described in Note 2, the Company has elected to be treated as a REIT for federal income tax purposes. As such, the Company is required to distribute at least 95% of its annual taxable income. In reporting periods for which distributions exceed net income, stockholders' equity will be reduced by the excess of distributions over net income. Conversely, net income in excess of distributions increases stockholders' equity. The following table reconciles distributions in excess of net income for the years ended December 31, 1996 and 1995:

                                                          DECEMBER 31,
                                                     ------------------------
                                                        1996         1995
                                                     -----------  -----------
   Distributions in excess of net income at
    beginning of year............................... $(5,479,020) $(3,753,475)
   Net income during the year.......................   9,701,444    3,341,405
   Distributions declared...........................  (5,525,000)  (5,066,950)
                                                     -----------  -----------
   Distributions in excess of net income at end of
    year............................................ $(1,302,576) $(5,479,020)
                                                     ===========  ===========

  For years ended December 31, 1996, 1995 and 1994, cash distributed to shareholders exceeded the Company's taxable income and is therefore considered to be a return of capital. Approximately 42.25%, 47.66% and 64.58% of the distributions paid for the years ended December 31, 1996, 1995 and 1994, respectively, represent a return of capital to shareholders.

  The Company declared a quarterly distribution for the first quarter of 1997 in the amount of $0.36 per share to be paid on April 16, 1997 to stockholders of record on March 31, 1997. This distribution is equal to an annualized distribution of $1.44 per share.

13. COMMITMENTS AND CONTINGENCIES

  Neither the Company, the Operating Partnership, the Realty Financing Partnership, the Medical Partnership, the Roxbury Partnership nor any of the assets within their portfolios of medical office buildings, parking facilities and retail space (the "Properties") is currently a party to any material litigation.

14. CONCENTRATION OF CREDIT RISK

  All of the Company's medical office buildings are located in southern California, other than the properties owned by GL/PHP, LLC in which the Company holds an 80.5% interest (see Note 18). Most of the tenants in these properties provide specialized health care services. The customers of the tenants primarily reside in the nearby area. The ability of the tenants to honor the terms of their respective leases is dependent upon the economic, regulatory and social factors affecting the communities and industry in which the tenants operate.

  A substantial portion of the Company's assets are invested in debt instruments secured by long-term senior care or skilled nursing facilities. The ability of the facility owners to pay their obligations as they come due, as well as their ability to obtain other permanent financing through the sale of bonds or other forms of long-term financing, is dependent upon their ability to attract patients who are able to pay for the services they require. These facilities have complex licensing requirements as do the professionals they employ. The majority of the services rendered are paid by various Federal, state and local agencies. Each of these facilities function in a complex web of changing government regulations which have a significant impact on economic viability.

                               G&L REALTY CORP.

15. STOCK INCENTIVE PLAN

  As of December 31, 1996, the Company had a stock incentive plan under which an aggregate of 520,000 shares of the Company's Common Stock are reserved for issuance. Options are granted at per share amounts not less than fair market value at the date of grant and expire ten years thereafter. Granted options vest in even increments over a two or three year period beginning one year from the grant date. The Company does not charge the estimated compensation cost of options granted against income. Compensation cost is estimated to be the fair value of all options granted based on the Binary option-pricing model. The costs associated with options granted in each of the years ended December 31, 1996 and 1995 are $353,132, and $392,067, respectively. No options were issued during 1994. If the compensation costs had been charged against income at the time of vesting, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                            YEAR ENDED DECEMBER
                                                                    31,
                                                            --------------------
                                                             1996   1995   1994
                                                            ------ ------ ------
                                                               (IN THOUSANDS,
                                                                   EXCEPT
                                                             PER SHARE AMOUNTS)
     Net Income
       As reported......................................... $9,701 $3,341 $3,194
       Pro forma........................................... $9,577 $3,289 $3,137
     Earnings per share
       As reported......................................... $ 2.33 $ 0.82 $ 0.77
       Pro forma........................................... $ 2.30 $ 0.80 $ 0.75

  In December 1995, the Company canceled all outstanding options for 218,800 shares of Common Stock which were originally issued at the time of the Company's initial public offering at an average exercise price of $18.25 per share. Concurrently, the Company issued new unvested options for the same aggregate amount with exercise prices of $9.625 per share, the market price on the date the new options were granted.

  A summary of the status of the Company's stock incentive plan as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates is presented in the following table. The average price presented below represents the weighted average exercise price based upon the market value at the grant date.

                                  1996              1995             1994
                             ---------------- ----------------- ----------------
                                      AVERAGE           AVERAGE          AVERAGE
                             SHARES    PRICE   SHARES    PRICE  SHARES    PRICE
                             -------  ------- --------  ------- -------  -------
Outstanding, beginning of
 year......................  256,500  $10.10   238,000  $18.20  240,000  $18.20
  Granted..................  142,600   15.00   241,500    9.65      --      --
  Exercised................     (500)   9.15       --      --       --      --
  Forfeited or canceled....  (31,500) $10.70  (223,000) $18.25   (2,000) $18.25
                             -------  ------  --------  ------  -------  ------
Outstanding, end of year...  367,100  $11.95   256,500  $10.10  238,000  $18.20
                             =======  ======  ========  ======  =======  ======
Options exercisable at
 year-end..................   89,433   10.80    20,500   15.50  126,400   18.20
Weighted-average fair value
 of options granted during
 the year..................           $ 2.50            $ 1.30           $  --

                               G&L REALTY CORP.

  The following table summarizes information relating to the Company's stock incentive plan as of December 31, 1996:

                                               OPTIONS OUTSTANDING
                                              ----------------------
                                                         AVERAGE
                                                      REMAINING LIFE   NUMBER
     EXERCISE PRICE                           NUMBER   (IN MONTHS)   EXERCISABLE
     --------------                           ------- -------------- -----------
      $ 9.15.................................   2,000      101          2,000
        9.65................................. 206,800      108         68,933
       10.00.................................   2,000      102          1,000
       10.40.................................   3,000      107          3,000
       13.65.................................  61,800      113          2,500
       13.75.................................  20,000      114            --
       15.65.................................   2,000      118            --
       15.90.................................   7,500      116            --
       17.00.................................  50,000      120            --
       17.65.................................  12,000       84         12,000

  Fair value of the plan. As of December 31, 1996, the Company estimated the fair value of all options granted to be $726,291, calculated based on the following assumptions:

      Weighted average grant price of stock............................  $11.95
      Risk-free interest rate..........................................    6.43%
      Expected life of the option...................................... 5 years
      Expected volatility of Stock.....................................   25.12%
      Expected Dividends............................................... $  1.44

  The Company assumes that the equivalent risk-free interest rate is the closing market rate, on the last trading day of the year, for ten-year treasury bills.

  The Company's stock incentive plan was introduced in conjunction with its initial public offering on December 16, 1993. As indicated earlier, most of the options issued in 1993 were repriced and reissued in December 1995; therefore, there is insufficient historical data to provide an accurate indicator as to the expected life of the options. For purposes of computing the estimated life of the outstanding option agreements, the Company has assumed the life to be five years.

  The Company uses the treasury stock method for purposes of determining the number of shares to be issued to in conjunction with the Company's stock incentive plan. At a weighted average exercise price of $11.95 and a market price of $17.00 per share as of December 31, 1996, the number of shares to be issued is 109,050.

16. LOSS ON DISPOSITION OF REAL PROPERTY AND EXTRAORDINARY GAIN

  In May 1996, the Company transferred ownership of the property located at 436 North Bedford Drive in Beverly Hills, California (the "Bedford Property") to the holder of the $28.5 million non-recourse lien in satisfaction of the debt ( the "deed-in-lieu transaction"). In August, the Medical Partnership reacquired the Bedford Property for approximately $18,100,000 which was funded by a $15,200,000 loan from Nomura Asset Capital Corporation ("Nomura") and $2,900,000 in cash.

  As a result of the deed-in-lieu transaction, the Company recorded a $4,873,788 loss on disposition of the property (the difference between book value and market value) and a $10,500,000 extraordinary gain from retirement of the related $28,500,000 lien.

                               G&L REALTY CORP.

  During 1996, the Company refinanced three properties and obtained a new $19,800,000 loan from Nomura. The properties, pledged as collateral for the new loan, were subsequently transferred to the Medical Partnership along with the related $19,800,000 loan. In conjunction with the refinancing transaction, the Company negotiated a $350,000 discount on one note, and incurred other costs and prepayment penalties totaling $483,620. In conjunction with the $19,800,000 refinancing, the Company incurred a net extraordinary loss of $133,620. The net extraordinary gain was adjusted to $9,310,730 to reflect the portion of the gain attributable to the minority interest.

  In August 1996, Nomura increased the Medical Partnership's original $19,800,000 loan by $15,200,000 in conjunction with the reacquisition of the Bedford Property. Consequently, the repayment terms were adjusted to reflect the new principal balance of $35,000,000.

17. ACQUISITION OF ASSETS AND RELATED PARTY TRANSACTION

  On June 14, 1996 the Partnership and 445 Bedford, LLC, a California limited liability company ("445 LLC"), acquired undivided tenant-in-common interests in two medical office buildings, a hospital and a parcel of vacant land in Tustin, California (the "Tustin Properties"). The Tustin Properties were acquired for a sum of $4,633,957, of which $1,357,010 was contributed in cash by 445 LLC. Daniel M. Gottlieb and Steven D. Lebowitz, both directors and officers of the Company, and Reese L. Milner II, a director of G&L Realty, have financial interests in 445 LLC.

  The Partnership acquired Mr. Milner's interest in 445 LLC for $808,000, after which 445 LLC redeemed the Partnership's interest in 445 LLC for an increased interest in the Tustin Properties. On June 28, 1996, 445 LLC contributed its remaining interest in the Tustin Properties to the Partnership in exchange for 39,215 newly issued Partnership units, valued at $549,010. The newly issued Partnership units are convertible into G&L Realty common stock one year from the date of issuance on a one-for-one basis. These new units were issued at an effective rate of $14.00 per unit which included a premium over the $13.00 closing price of G&L Realty's common stock on May 1, 1996, the commitment date.

  The funds contributed by 445 LLC toward the purchase of the Tustin Property were obtained as part of a tax deferred exchange involving the sale of real estate previously held by 445 LLC to an unrelated third party.

18. SUBSEQUENT EVENT

  On February 28, 1997, the Partnership entered into a joint venture with PHP Healthcare Corporation ("PHP"). GL/PHP, LLC is a newly formed Delaware limited liability company which recently purchased six medical buildings in New Jersey. The properties, acquired from Blue Cross/Blue Shield of New Jersey for approximately $22.4 million, will be leased to PHP under the terms of a 25 year net operating lease which provides fixed rent escalations during the term of the lease. PHP retained a 19.5% interest in GL/PHP, LLC and has the right to acquire the Company's 80.5 percent interest in the new venture at any time prior to May 31, 1997. Mr. Charles P. Reilly, a director of the Company and Chairman of the Compensation Committee of the Board of Directors of the Company, is Chairman of the Board of Directors of PHP.

                                G&L REALTY CORP.

19. UNAUDITED SUMMARIZED CONSOLIDATED QUARTERLY INFORMATION

  Summarized consolidated quarterly financial information for the periods as follows:

                                               THREE MONTHS ENDED
                                 -----------------------------------------------
                                 DECEMBER 31 SEPTEMBER 30  JUNE 30     MARCH 31
                                 ----------- ------------ ----------  ----------
                                                  (UNAUDITED)
   1996
   Revenues....................  $6,677,826   $6,298,937  $5,821,560  $6,237,225
   Expenses....................   5,315,865    4,921,002   9,520,456   4,694,143
   Income before extraordinary
    gain.......................   1,195,457    1,195,452  (3,353,313)  1,353,118
   Extraordinary gain..........         --           --    9,310,730         --
                                 ----------   ----------  ----------  ----------
   Net income..................  $1,195,457   $1,195,452  $5,957,417  $1,353,118
                                 ==========   ==========  ==========  ==========
   Per share data:
     Before extraordinary gain.  $     0.29   $     0.29  $    (0.80) $     0.32
     Extraordinary gain........         --           --         2.23         --
                                 ----------   ----------  ----------  ----------
     Net income................  $     0.29   $     0.29  $     1.43  $     0.32
                                 ==========   ==========  ==========  ==========
   Weighted average number of
    shares outstanding.........   4,171,550    4,171,550   4,171,550   4,171,490

   1995
   Revenues....................  $6,141,991   $5,340,606  $5,037,020  $4,887,920
   Expenses....................   4,976,026    4,090,633   4,225,701   3,832,368
   Income before extraordinary
    loss.......................   1,028,583    1,089,792     689,903     926,528
   Extraordinary loss..........         --      (393,401)        --          --
                                 ----------   ----------  ----------  ----------
   Net income..................  $1,028,583   $  696,391  $  689,903  $  926,528
                                 ==========   ==========  ==========  ==========
   Per share data:
     Before extraordinary loss.  $     0.25   $     0.27  $     0.17  $     0.22
     Extraordinary loss........         --         (0.10)        --          --
                                 ----------   ----------  ----------  ----------
     Net income................  $     0.25   $     0.17  $     0.17  $     0.22
                                 ==========   ==========  ==========  ==========
   Weighted average number of
    shares outstanding.........   4,062,000    4,062,000   4,080,077   4,159,000

                               G&L REALTY CORP.

20. CONSOLIDATED REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31,
    1996


                                                                   COST CAPITALIZED
                                     INITIAL COST TO COMPANY  SUBSEQUENT TO ACQUISITION
                                     ------------------------ --------------------------
                   ENCUMBRANCES                  BUILDING AND              BUILDING AND
   DESCRIPTION      (SEE NOTES)         LAND     IMPROVEMENTS    LAND      IMPROVEMENT
   -----------     ------------      ----------- ------------ ----------- --------------
405 North Bedford
Drive............   (See Note A)     $ 2,186,188 $ 4,076,313  $   451,640 $    9,527,242
415 North Bedford
Drive............   (See Note A)         292,120     572,705          --         545,769
416 North Bedford
Drive............   (See Note A)         427,087     247,475          --       2,276,228
435 North Bedford
Drive............   (See Note A)       1,143,512   2,853,168          --       2,263,812
435 North Roxbury
Drive............  $  8,070,000          161,652     390,494       39,149      2,353,142
436 North Bedford
Drive............   (See Note B)       2,675,000  15,317,406          --         164,729
439 North Bedford
Drive............           --               --      108,689          --          31,987
Holy Cross
Medical Plaza....   (See Note C)       2,556,200  10,255,679          --         862,308
St. Joseph's
Professional
Building.........   (See Note C)       1,300,000   3,935,536          --         132,110
Sherman Oaks
Medical Plaza....   (See Note B)       1,453,826   8,278,226          --       1,356,672
Regents Medical
Center...........   (See Note B)       1,470,000   8,389,545          --         882,040
Cigna HealthCare
Bldg. ...........   (See Note B)       1,260,000   7,282,341          --             --
1095 Irvine
Boulevard........   (See Note C)         474,300     663,465          --         452,797
14662 Newport
Avenue...........   (See Note C)         645,000   1,899,556          --             --
14591 Newport
Avenue...........   (See Note C)         160,000      35,845          --             --
14642 Newport
Avenue...........   (See Note C)         400,000   1,032,547          --         197,381
                   ------------      ----------- ------------ ----------- --------------
 Total...........  $  8,070,000      $16,604,885 $65,338,990  $   490,789 $   21,046,217
                   ============      =========== ============ =========== ==============
Realty Financing
Partnership
(See Note A).....    29,515,034
Medical
Partnership
(See Note B).....    34,915,383
Credit Line (See
Note C)..........    15,400,000
Other Notes (See
Note D)..........    21,125,000
                   ------------
Total
encumbrances.....  $109,025,417
                   ============
                            GROSS AMOUNT AT WHICH CARRIED
                            AT CLOSE OF PERIOD (SEE NOTE E)             DATE OF
                  --------------------------------------------------  CONSTRUCTION
                              BUILDING AND              ACCUMULATED        OR
   DESCRIPTION       LAND     IMPROVEMENTS    TOTAL     DEPRECIATION REHABILITATION
   -----------    ----------- ------------ ------------ ------------ --------------
405 North Bedford
Drive............ $ 2,637,828 $13,603,555  $ 16,241,383 $ 2,924,138    1947/1987
415 North Bedford
Drive............     292,120   1,118,474     1,410,594     457,927       1955
416 North Bedford
Drive............     427,087   2,523,703     2,950,790     683,314    1946/1986
435 North Bedford
Drive............   1,143,512   5,116,980     6,260,492   1,934,553  1950/1963/1984
435 North Roxbury
Drive............     200,801   2,743,636     2,944,437     953,588    1956/1983
436 North Bedford
Drive............   2,675,000  15,482,135    18,157,135     140,414       1980
439 North Bedford
Drive............         --      140,676       140,676      17,048    1956/1983
Holy Cross
Medical Plaza....   2,556,200  11,117,987    13,674,187     961,374       1985
St. Joseph's
Professional
Building.........   1,300,000   4,067,646     5,367,646     325,935       1987
Sherman Oaks
Medical Plaza....   1,453,826   9,634,898    11,088,724     860,721    1969/1993
Regents Medical
Center...........   1,470,000   9,271,585    10,741,585     685,659       1989
Cigna HealthCare
Bldg. ...........   1,260,000   7,282,341     8,542,341     439,975       1992
1095 Irvine
Boulevard........     474,300   1,116,262     1,590,562      81,653       1994
14662 Newport
Avenue...........     645,000   1,899,556     2,544,556      10,689    1969/1974
14591 Newport
Avenue...........     160,000      35,845       195,845         455       1969
14642 Newport
Avenue...........     400,000   1,229,928     1,629,928      22,832       1985
                  ----------- ------------ ------------ ------------
 Total........... $17,095,674 $86,385,207  $103,480,881 $10,500,275
                  =========== ============ ============ ============

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, as follows:

Building and improvements.............. 40 years

Tenant improvements.................... Life of lease

The changes in total real estate assets and accumulated depreciation for the years ended December 31, are as follows:

                             TOTAL REAL ESTATE ASSETS
                      ----------------------------------------
                          1996          1995          1994
                      ------------  ------------  ------------
Balance at beginning
of year.............  $103,351,455  $106,057,031  $ 63,553,568
Improvements,
acquisition.........    24,256,513     2,997,234    42,503,463
Dispositions........   (24,127,087)   (5,702,810)          --
                      ------------  ------------  ------------
Balance at end of
year................  $103,480,881  $103,351,455  $106,057,031
                      ============  ============  ============
                         ACCUMULATED DEPRECIATION
                    -------------------------------------
                       1996         1995         1994
                    -----------  -----------  -----------
Balance at
beginning of year.  $11,449,613  $13,946,965  $11,270,565
Depreciation......    2,606,373    3,202,929    2,676,400
Dispositions......   (3,555,711)  (5,700,281)         --
                    -----------  -----------  -----------
Balance at end of
year..............  $10,500,275  $11,449,613  $13,946,965
                    ===========  ===========  ===========

------------

Note A: The Realty Financing Partnership owns the following properties, which are each security for a blanket first trust deed: 405 North Bedford, 415 North Bedford, 416 North Bedford and 435 North Bedford.
Note B: The Medical Partnership owns the following properties, which are each security for a blanket first trust deed: Sherman Oaks Medical Plaza, Cigna HealthCare Building, Regents Medical Center and 436 North
        Bedford.
Note C: The Operating Partnership owns the following properties, which are each security for a blanket first trust deed for the Credit Line: Holy Cross Medical Plaza, St. Joseph's Professional Building, St. Joseph's of Orange-Medical Office Building and the Tustin Hospital properties on Newport Avenue which include a hospital, an adjacent parcel of vacant land and two medical office buildings.
Note D: Total debt as of December 31, 1996 includes $14,000,000 which is secured by unrated, tax-exempt Series A and B bonds and two term loans totaling $7,125,000 which are secured by notes receivable.
Note E: The aggregate costs for federal income tax purposes were $111,635,622 as of December 31, 1996.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SERIES A PRE-FERRED STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAW-FUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IM-PLICATION THAT THERE HAS BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PRO-SPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................    8
Use of Proceeds...........................................................   14
Capitalization............................................................   14
Selected Consolidated Financial and Operating Data........................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
The Company...............................................................   24
Organizational Structure..................................................   29
Business and Properties...................................................   30
Policies with Respect to Certain Activities...............................   45
Price Range of Common Stock and Distributions.............................   48
Management................................................................   49
Principal Stockholders of the Company.....................................   54
Formation Transactions....................................................   56
The Partnership Agreement.................................................   56
Certain Transactions......................................................   58
Description of Series A Preferred Stock...................................   59
Federal Income Tax Considerations.........................................   68
Employee Plans and Individual Retirement Accounts.........................   79
Underwriting..............................................................   81
Experts...................................................................   82
Legal Matters.............................................................   82
Available Information.....................................................   82
Glossary..................................................................   83
Index to Financial Statements.............................................  F-1

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                               1,300,000 SHARES

                                    [LOGO]

                                     G & L
                                 REALTY CORP.

                                10.25% SERIES A
                          CUMULATIVE PREFERRED STOCK
                            (LIQUIDATION PREFERENCE
                                $25 PER SHARE)

                               ----------------

                                  PROSPECTUS

                               ----------------

                           SUTRO & CO. INCORPORATED

                              MCDONALD & COMPANY
                               SECURITIES, INC.

                                  MAY 8, 1997

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